# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
# FORM 10-K

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022**

OR

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE TRANSITION PERIOD FROM    TO**

**Commission File Number: 001-39294**

# ASSERTIO HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

| | |
|---|---|
| **Delaware** | **85-0598378** |
| (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION) | (I.R.S. EMPLOYER IDENTIFICATION NUMBER) |

| | |
|---|---|
| **100 South Saunders Road, Suite 300, Lake Forest, Illinois** | **60045** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(224) 419-7106**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class: | Trading Symbol(s): | Name of each exchange on which registered: |
|---|---|---|
| Common Stock, $0.0001 par value | ASRT | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐      Accelerated Filer ☒      Non-accelerated Filer ☐      Smaller reporting company ☒      Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐*

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐*

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price as reported on the Nasdaq Capital Market as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $140.4 million.

The number of shares outstanding of the registrant's common stock, $0.0001 par value, as of March 2, 2023 was 55,578,544.

*Disclosure is not being provided under this item pursuant to guidance issued by the staff of the Securities and Exchange Commission.*

**Documents Incorporated by Reference**

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2023 Annual Meeting of Stockholders, which Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the registrant's 2022 fiscal year.

**ASSERTIO HOLDINGS, INC.**
**FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022**
**TABLE OF CONTENTS**

In May 2020, Assertio Therapeutics, Inc. implemented a holding company reorganization through which Assertio Therapeutics, Inc. became a subsidiary of Assertio Holdings, Inc. and, subsequently, Assertio Holdings, Inc. merged with Zyla Life Sciences ("Zyla") in a transaction we refer to as the "Zyla Merger." Unless otherwise noted or required by context, use of "Assertio," "Company," "we," "our" and "us" refer to Assertio Holdings, Inc. and/or its applicable subsidiary or subsidiaries.

Assertio and Zyla are registered trademarks of the Company. All other trade names, trademarks and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners. We have assumed that the reader understands that all such terms are source indicating. Accordingly, such terms, when first mentioned in this Annual Report on Form 10-K, appear with the trade name, trademark or service mark notices and then throughout the remainder of this Annual Report on Form 10-K without the trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense. Unless otherwise indicated, all statistical information provided about our business in this report is as of December 31, 2022.

## NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report on Form 10-K that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "seek," "estimate," "could," "might," "should," "goal," "target," "project," "approximate", "potential," "opportunity," "pursue," "strategy," "prospective" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic or other circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, they may not be predictive of results or developments in future periods.

Examples of forward-looking statements in this Annual Report include, but are not necessarily limited to, those relating to:

- the commercial success and market acceptance of our products, including the coverage of our products by payors and pharmacy benefit managers;

- our ability to successfully develop and execute our sales, marketing and non-personal and digital promotion strategies, including developing and maintaining relationships with customers, physicians, payors and other constituencies;

- the entry and sales of generics of our products (including the INDOCIN products which are not patent protected and may face generic competition at any time) and/or other products competitive with any of our products (including compounded indomethacin suppositories that a 503B compounder recently began selling in what we believe to be violation of certain provisions of the Food, Drug and Cosmetic Act (the "FDCA") and which compete with our INDOCIN suppositories);

- our ability to successfully execute our business strategy, business development, strategic partnerships, and investment opportunities to build and grow for the future, including through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations;

- our ability to achieve the expected financial performance from products we acquire, as well as delays, challenges and expenses, and unexpected costs associated with integrating and operating newly-acquired products;

- our expectations regarding industry trends, including pricing pressures and managed healthcare practices;

- our ability to attract and retain key executive leadership;

- the potential impacts of the COVID-19 pandemic or future outbreaks, including volatility in prescriptions associated with elective procedures, on our liquidity, capital resources, operations and business and those of the third parties on which we rely, including suppliers and distributors;

- the ability of our third-party manufacturers to manufacture adequate quantities of commercially salable inventory and active pharmaceutical ingredients for each of our products, and our ability to maintain our supply chain, which relies on single-source suppliers;

- the outcome of, and our intentions with respect to, any litigation or investigations, including antitrust litigation, opioid-related investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against our former insurance broker, and other disputes and litigation, and the costs and expenses associated therewith;

- our compliance or non-compliance with, or being subject to, legal and regulatory requirements related to the development or promotion of pharmaceutical products in the United States ("U.S.");

- our ability to obtain and maintain intellectual property protection for our products and operate our business without infringing the intellectual property rights of others;

- our ability to generate sufficient cash flow from our business to fund operations and to make payments on our indebtedness, our ability to restructure or refinance our indebtedness, if necessary, and our compliance with the terms and conditions of the agreements governing our indebtedness;

- our ability to raise additional capital or refinance our debt, if necessary;

- our intentions or expectations regarding the use of available funds and any future earnings or the use of net proceeds from securities offerings;

- our commitments and estimates regarding future obligations, contingent consideration obligations and other expenses, future revenues, capital requirements and needs for additional financing;

- our counterparties' compliance or non-compliance with their obligations under our agreements;

- variations in revenues obtained from commercialization agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including non-recurring revenues, and the accounting treatment with respect thereto;

- the timing, cost and results of any future research and development efforts including potential clinical studies relating to any future product candidates;

- the estimation, projection or availability of net operating losses or credit carryforwards; and

- our common stock maintaining compliance with The Nasdaq Capital Market's minimum closing bid requirement of at least $1.00 per share.

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K. Forward-looking statements are made as of the date of this report. Except as required by law, we assume no obligation to update any forward-looking statement publicly, or to revise any forward-looking statement to reflect events or developments occurring after the date of this Annual Report on Form 10-K, even if new information becomes available in the future. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in any such forward-looking statement.

## ITEM 1.  BUSINESS

### Our Company

We are a commercial pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. Our commercial portfolio of branded products focuses on three areas: neurology, rheumatology, and pain and inflammation. We have built our commercial portfolio through a combination of increased opportunities with existing products, as well as through the acquisition or licensing of additional approved products. Our primary marketed products are:

| | |
|---|---|
| INDOCIN® (indomethacin) Suppositories<br><br><br><br>INDOCIN® (indomethacin) Oral Suspension | A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drug (NSAID), indicated for:<br><br>• Moderate to severe rheumatoid arthritis including acute flares of chronic disease<br>• Moderate to severe ankylosing spondylitis<br>• Moderate to severe osteoarthritis<br>• Acute painful shoulder (bursitis and/or tendinitis)<br>• Acute gouty arthritis |
| Otrexup® (methotrexate) injection for subcutaneous use | A once weekly single-dose auto-injector containing a prescription medicine, methotrexate. Otrexup is folate analog metabolic inhibitor indicated for the:<br><br>• Management of patients with severe, active rheumatoid arthritis (RA) and polyarticular juvenile idiopathic arthritis (pJIA), who are intolerant of or had an inadequate response to first-line therapy.<br><br>• Symptomatic control of severe, recalcitrant, disabling psoriasis in adults who are not adequately responsive to other forms of therapy. |
| Sympazan® (clobazam) oral film | A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome (LGS) in patients aged two years of age or older . Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam. |
| SPRIX® (ketorolac tromethamine) Nasal Spray | A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray that provides patients with moderate to moderately severe short-term pain a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider. |
| CAMBIA® (diclofenac potassium for oral solution) | A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way. |
| Zipsor® (diclofenac potassium) Liquid filled capsules | A prescription NSAID used for relief of mild-to-moderate pain in adults (18 years of age and older). Zipsor uses proprietary ProSorb® delivery technology to deliver a finely dispersed, rapid and consistently absorbed formulation of diclofenac. |

Other commercially available products include OXAYDO® (oxycodone HCI, USP) tablets for oral use only —CII.

On October 27, 2022, we completed a transaction to acquire an exclusive license for Sympazan® (clobazam) oral film and Sympazan product inventory (the "Sympazan Acquisition") from Aquestive Therapeutics, Inc. ("Aquestive"). Under the terms of the definitive agreement governing the Sympazan Acquisition, we acquired an exclusive license for the Sympazan intellectual property from Aquestive for an upfront payment of $9.0 million and a $6.0 million milestone payment contingent upon allowance of an existing patent application which, at the date of the transaction, Aquestive was prosecuting. The patent allowance was granted in the fourth quarter of 2022, which extends the patent coverage until 2040. Accordingly, we have paid in full the $6.0 million milestone payment. We are also required to pay Aquestive cash royalties on a quarterly basis equal to 10.0% of the gross margin (defined within the definitive agreement) from sales of Sympazan. We also entered into a long-term supply agreement with Aquestive for Sympazan.

On August 22, 2022, we issued $70.0 million aggregate principal amount of Convertible Senior Notes which mature on September 1, 2027 and bear interest at the rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023 (the "2027 Convertible Notes"). We used the net proceeds from the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our outstanding 13.0% Senior Secured Notes due 2024 (the "2024 Secured Notes") and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes. We expect to use the remaining net proceeds from the 2027 Convertible Notes for general corporate purposes.

On February 27, 2023, we completed a transaction with a limited number of holders of our outstanding 2027 Convertible Notes (the "Exchanged Notes") to exchange $30.0 million aggregate principal amount of Exchanged Notes pursuant to separate, privately negotiated exchange agreements for a combination of (a) a cash payment and (b) an agreed number of shares of our common stock. The shares of our common stock were issued in private placements exempt from registration in reliance on Section 4(a)(2) of the Securities Act. We paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of our common stock in the transactions. We did not receive any cash proceeds from the issuance of the shares of our common stock. Refer to Note 10 of the accompanying Consolidated Financial Statements for additional information on the 2027 Convertible Notes.

On December 15, 2021, we, through a newly-formed subsidiary, Otter Pharmaceuticals, LLC, entered into an Asset Purchase Agreement (the "Purchase Agreement") with Antares Pharma, Inc. ("Antares"), and concurrently consummated the transaction (the "Otrexup Acquisition"). Pursuant to the terms of the Purchase Agreement, we acquired Antares' rights, title and interest in and to Otrexup, including certain related assets, intellectual property, contracts, and product inventory for (i) $18.0 million in cash paid at closing, (ii) $16.0 million in cash paid on May 31, 2022, and (iii) $10.0 million in cash paid on December 15, 2022.

On May 18, 2021, we effected a 1-for-4 reverse stock split of our issued and outstanding par value $0.0001 common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All common stock share and per share data included in these financial statements have been retrospectively adjusted to reflect the effect of the reverse stock split for all periods presented.

On May 20, 2020, we completed a merger (the "Zyla Merger") with Zyla Life Sciences ("Zyla") pursuant to an Agreement and Plan of Merger, dated as of March 16, 2020 (the "Merger Agreement"). Pursuant to the Zyla Merger, we acquired our current commercial products INDOCIN (suppository and oral solution), SPRIX, and OXAYDO.

## Collaboration and License Agreements

*Miravo Pharmaceuticals:* The Company has a license agreement with Tribute Pharmaceuticals Canada Ltd. (known as Miravo Pharmaceuticals, or "Miravo") granting them the rights to commercially market CAMBIA in Canada. Miravo independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. We receive royalties on net sales on a quarterly basis as well as certain one-time contingent milestone payments upon the occurrence of certain events. We may receive additional one-time contingent milestone payments upon the achievement of scaling twelve-month cumulative sales targets and certain development milestones in the future.

## Business Strategy

Our success depends on our people, the unique and scalable digital platform we have created, and the opportunities that exist in the marketplace. We believe the following key elements enable us to be commercially successful:

- Leadership with a proven track record of successful results;
- significant experience in completing business development transactions in the healthcare space such as mergers, asset acquisitions, asset divestitures, and commercialization/licensing arrangements;
- a strategy that leverages digital and non-personal promotion to engage our customers and drive efficiency;
- experience in key elements of commercialization including, but not limited to, market access, patient services, distribution, brand and digital marketing, non-personal promotion, analytics, and market research;
- impactful brand promise for physicians and patients that reduces hassle and improves accessibility through access programs; and
- commercial capabilities and financial position that enable us to seamlessly expand our product offerings.

Our strategy is to grow through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations. Our products have been acquired or licensed through business development activities. We continue to seek additional products, with a preference for accretive, on-market products that have patent life or exclusivity remaining that we can add to our portfolio of medicines. Secondarily, we also remain open to late-stage assets or other investments into medical devices, informatics, or technology. We are seeking products that are a fit with our commercial platform and can be leveraged and distributed via digital and non-personal promotional means. Our platform is specialty area agnostic and we can potentially acquire products across a number of therapeutic areas, while requiring minimal additional resources.

**Impact of COVID-19 on our Business**

Following the outbreak of COVID-19 during early 2020, our priority was and remains the health and safety of our employees, their families, and the patients we serve. Because COVID-19 impacted our ability to see in-person providers who prescribe our products, we transformed our commercial approach during 2020 and increased virtual visits, ultimately eliminating our in-person sales force in favor of a digital sales strategy; a strategy we still maintain today and we plan to maintain. Limitations on elective surgeries and changes in patient behavior after the outbreak of COVID-19 impacted our operations by causing a decline and subsequent volatility in prescriptions associated with those elective procedures. The extent of any future impact of the COVID-19 pandemic on our operational and financial performance will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including actions by government authorities to contain future outbreaks, the emergence of new COVID-19 variants, the related potential for new surges in infections, the impacts on third parties on which we rely, including suppliers and distributors, and the impacts of increases in virtual physician visits on prescriber behavior. For example, although many public health restrictions have eased, future surges could result in additional restrictions or other factors that may contribute to decreases in elective procedures.

**Promotion of Products**

Beginning in 2021, we transformed our commercial model. The promotion of our products is now executed by a non-personal promotion model, utilizing omnichannel marketing and a digital selling approach. We have also integrated our virtual sales team with a view to maximize effectiveness with the providers and various sites-of-care that utilize our therapies.

Using virtual and digital promotion allows us to quickly scale resources to meet the needs of our growing portfolio and is intended to ensure that we can be competitive across multiple therapeutic areas. Our commercial organization is comprised of multiple capabilities, including marketing, trade and distribution, and market access. The organization's focus is finding new and novel ways to distribute product and improve patient access to our therapies.

**Seasonality**

Our product revenues have historically been lower in the first quarter of the year as compared to the fourth quarter of the preceding year. This variation is influenced by both wholesaler buying patterns and the reset of annual limits on deductibles and out-of-pocket costs of many health insurance plans and government programs at the beginning of each calendar year. For additional information, please also refer to "Item 1A. Risk Factors - Our product revenues have typically been lower in the first quarter of the year as compared to the fourth quarter of the preceding year."

**Segment and Customer Information**

We manage our business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. To date, substantially all of our revenues are related to product sales in the U.S.

Three large, national wholesale distributors represent the vast majority of our revenues from net product sales. The following table reflects the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments for the years ended December 31, 2022 and 2021.

|  | Consolidated Revenue | | Accounts Receivable related to product shipments | |
| --- | --- | --- | --- | --- |
|  | For the years ended December 31, | | For the years ended December 31, | |
|  | 2022 | 2021 | 2022 | 2021 |
| AmerisourceBergen Corporation | 28 % | 26 % | 21 % | 29 % |
| McKesson Corporation | 28 % | 24 % | 25 % | 23 % |
| Cardinal Health | 23 % | 34 % | 42 % | 44 % |
| All others | 21 % | 16 % | 12 % | 4 % |
| Total | 100 % | 100 % | 100 % | 100 % |

The change in the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments for the year ended December 31, 2021 to December 31, 2022 was primarily driven by the impact of change in product mix. Each wholesale distributor purchases a different amount of each product, therefore the change in product mix impacts the percentage of consolidated revenue by customer and the percentage of accounts receivable by customer related to product shipments.

**Manufacturing**

Our facilities are used for office purposes only and no commercial manufacturing takes place at our facilities.

We are responsible for the supply and distribution of our marketed products. Our approved products are manufactured at contract manufacturing facilities in the U.S., Canada, and Italy. We have manufacturing, packaging, and supply agreements with sole commercial suppliers for each of our marketed products, as follows:

- INDOCIN products - Patheon Pharmaceuticals, Inc. ("Patheon") and Cosette Pharmaceuticals, Inc.
- Otrexup - Antares Pharma, Inc. and Pharmascience Inc.
- Sympazan - Aquestive Therapeutics, Inc.
- SPRIX - Jubilant HollisterStier LLC and Sharp Packaging Solutions
- CAMBIA - MiPharm, S.p.A. and Tioapack (formerly Pharma Packaging Solutions)
- Zipsor - Catalent Ontario Limited ("Catalent") and Mikart Inc.
- OXAYDO - UPM Pharmaceuticals, Inc.

*Drug Substances*

The active pharmaceutical ingredient ("API") used in SPRIX is ketorolac tromethamine and in OXAYDO is oxycodone hydrochloride. Both INDOCIN oral suspension and suppositories use indomethacin as the API. We currently procure these APIs on a purchase order basis, some of which are pursuant to an agreement with one of our suppliers. We acquire ketorolac tromethamine and indomethacin from European-based manufacturers while we secure oxycodone hydrochloride from a U.S.-based manufacturer. Both CAMBIA and Zipsor use diclofenac potassium as the API, which we source from suppliers in Italy and Taiwan. OTREXUP uses Methotrexate as the API, which is sourced by our supplier from a manufacturer based in Germany. Sympazan uses Clobazam as the API, which is procured on a purchase order basis by our supplier from a manufacturer based in Italy.

Oxycodone hydrochloride is classified as a narcotic controlled substance under U.S. federal law and, as such, OXAYDO is classified as a Schedule II controlled substance by the U.S. Drug Enforcement Administration ("DEA"). Schedule II controlled substances are classified as having the highest potential for abuse and dependence among drugs that are recognized as having an accepted medical use. Consequently, the manufacturing, shipping, dispensing and storing of OXAYDO are subject to a high degree of regulation, as described in more detail under the caption "Governmental Regulation—Controlled Substances." Clobazam is classified as a benzodiazepine, a DEA Schedule IV controlled substance, having a low potential for abuse and low risk of dependence.

For additional information regarding our manufacturing, please also refer to "Item 1A. Risk Factors - We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products, and we depend on third parties that are single source suppliers to manufacture our products. Insufficient availability of our products or the active pharmaceutical ingredients and other raw materials necessary to manufacture our products, or the inability of our suppliers to manufacture and supply our products, will adversely impact our sales upon depletion of the active ingredient and product inventories."

**Intellectual Property**

We regard the protection of patents, designs, trademarks, and other proprietary rights that we own as critical to our success and competitive position.

*Our Trademarks*

Assertio™, Zyla™, INDOCIN®, Otrexup®, Sympazan®, SPRIX®, CAMBIA®, Zipsor® and OXAYDO® are trademarks owned by or licensed to Assertio. All other trademarks and trade names referenced in this Annual Report on Form 10-K are the property of their respective owners.

*Our Patents and Proprietary Rights*

As of December 31, 2022, the U.S. patents we own or have in-licensed, and their expiration dates and the marketed products they cover, are as follows:

| Product | U.S. Patent Nos. (Exp. Dates) |
| --- | --- |
| Otrexup® | 8,021,335 (October 4, 2026) |
| | 8,480,631 (March 19, 2030) |
| | 8,562,564 (January 24, 2026) |
| | 8,579,865 (March 19, 2030) |
| | 8,814,834 (May 27, 2031) |
| | 8,945,063 (March 19, 2030) |
| | 9,421,333 (March 19, 2030) |
| | 9,533,102 (January 24, 2026) |
| | 9,629,959 (January 24, 2026) |
| | 9,867,949 (March 10, 2029) |
| | 10,709,844 (March 10, 2029) |
| | 11,446,441 (January 24, 2026) |
| | 11,497,753 (March 19, 2030) |
| Sympazan® | 8,603,514 (April 3, 2024) |
| | 8,765,167 (February 20, 2024) |
| | 11,541,002 (January 31, 2040) |
| SPRIX® [1] | 8,277,781 (March 13, 2029) [2] |
| | 8,551,454 (March 13, 2029) [2] |
| CAMBIA® [3] | 7,759,394 (June 16, 2026) |
| | 8,097,651 (June 16, 2026) |
| | 8,927,604 (June 16, 2026) |
| | 9,827,197 (June 16, 2026) |
| Zipsor® [4] | 7,662,858 (February 24, 2029) |
| | 7,884,095 (February 24, 2029) |
| | 7,939,518 (February 24, 2029) |
| | 8,110,606 (February 24, 2029) |
| | 8,623,920 (February 24, 2029) |
| | 9,561,200 (February 24, 2029) |
| OXAYDO® | 7,510,726 (November 26, 2023) |
| | 7,981,439 (November 26, 2023) |
| | 8,409,616 (November 26, 2023) |
| | 8,637,540 (November 26, 2023) |
| | 9,492,443 (May 26, 2024) |
| | 7,201,920 (March 16, 2025) |

(1) Directed to processes of manufacture related to SPRIX.
(2) Expiration date excludes any potential patent term adjustment.
(3) Certain parties who have entered into settlement agreements with us are able to market generic versions of CAMBIA starting January 2023.
(4) Certain parties who have entered into settlement agreements with us are able to market generic versions of Zipsor starting in March 2022.

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies. Our policy is to seek to protect our proprietary rights, by among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. Our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. We also rely on trade secrets and proprietary know how, which are difficult to protect. We seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know how. These confidentiality agreements may not be effective in certain cases. In addition, our trade secrets may otherwise become known or be independently developed by competitors. For further information regarding risks associated with the protection of our intellectual property rights, please also refer to "Item 1A. "Risk Factors - We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others."

**Competition**

We face competition and potential competition from several sources, including pharmaceutical and biotechnology companies, generic drug companies, and medical devices and drug delivery companies. SPRIX and INDOCIN products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics. There are no patents covering the INDOCIN products, which means that a generic drug company could file for and obtain approval of, and launch, a generic form of these drugs at any time. We are aware of other drug companies that have had interactions with regulatory agencies including the U.S. Food and Drug Administration ("FDA") relating to indomethacin, which could indicate the development of one or more INDOCIN product generics or other formulations of indomethacin. We are also aware of a 503B outsourcing facility (commonly referred to as a 503B compounder) that recently began compounding 100 mg indomethacin suppositories in what we believe to be violation of certain provisions of the Food, Drug and Cosmetic Act (the "FDCA"), including, among others, Section 505 approval requirements for new drugs and labeling requirements related to adequate directions for use. For further discussion of the risks related to the development INDOCIN Product generics and those related to 503B compounders, please refer to "Item 1A. Risk Factors - Cambia and Zipsor recently began facing competition from generics and INDOCIN suppositories recently began facing competition from a 503B outsourcing facility (commonly referred to as a 503B compounder) which adversely affects our business. Approval of generic versions of our other products, including the INDOCIN products which are not patent protected and may face generic competition at any time, could have an adverse effect on our business."

CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA in January 2023. Zipsor competes against other drugs that are widely used to treat mild to moderate pain in the acute setting, including both branded and generic versions of diclofenac. Certain parties who have entered into settlement agreements with us began to market generic versions of Zipsor in March 2022. Otrexup competes with other branded methotrexate products, including other injection and auto-injector products. Competition in the methotrexate market also includes tablets and parenteral dosage forms. In addition, other commonly used pharmaceutical treatments for rheumatoid arthritis include analgesics, NSAIDs, corticosteroids and biologic response modifiers. Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and diet. Competing products developed in the future may prove superior to our products, either generally or in particular market segments. These developments could make our products noncompetitive or obsolete.

**Government Regulation**

*FDA Approval Process*

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S.

requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA delay or refusal to approve pending new drug applications ("NDAs") or other marketing applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA approval process can be time consuming and cost intensive and companies may, and often do, re-evaluate the path of a particular product or product candidate at different points in the approval and post-approval process, even deciding, in some cases, to discontinue development of a product candidate or take a product off the market.

*Preclinical and Clinical Studies*

Governmental approval is required of all potential pharmaceutical products prior to the commercial use of those products. The regulatory process takes several years and requires substantial funds. Pharmaceutical product development in the U.S. for a new product or changes to an approved product typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application ("IND"), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics, and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing, along with other information that is known about an investigational drug product, are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Longer-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans, unless the FDA authorizes that the clinical investigations in the IND may begin sooner than 30 days after submission. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin, as long as other necessary approvals (for example, an institutional review board ("IRB") overseeing clinical study sites) have been granted.

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Current Good Clinical Practice ("cGCP"), which includes the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol intended to study an investigational new drug formulation must be submitted to the FDA as part of the IND. Additionally, an independent IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The study protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, concerns about subjects, or may impose other conditions. Sponsors have ongoing submission and reporting obligations to the FDA and IRBs, and the FDA and IRBs may exercise continuing oversight of a clinical trial.

*Marketing Approval*

FDA approval of an NDA is required before a product may be marketed in the U.S. Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA requesting approval to market the product for one or more indications. If the FDA determines that the application is not sufficiently complete to permit substantive review, it may request additional information and decline to accept the application for filing until the information is provided. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity. During the review process, the FDA also reviews the drug's product labeling to ensure that appropriate information is communicated to healthcare professionals and consumers.

As part of an application, the FDA may require submission of a Risk Evaluation and Mitigation Strategy ("REMS") plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. In addition, under the Pediatric Research Equity Act of 2003, certain NDAs or supplements to an NDA must contain adequate data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or partial or full waivers from the pediatric data requirements.

Before an NDA is approved, the FDA generally inspects one or more clinical sites and facilities at which the drug is manufactured to ensure they are in compliance with the FDA's cGCPs and Current Good Manufacturing Practices ("cGMP"). If the FDA determines the application, data or manufacturing facilities are not acceptable, the FDA may note the deficiencies in the submission and request additional testing or information.

After evaluating the NDA, including all related information and clinical and manufacturing inspection reports, the FDA may issue an approval letter, or, in some cases, a complete response letter ("CRL"). A CRL generally contains a statement of specific conditions that must be met in order to obtain final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The review and approval process for an NDA requires substantial time, effort and financial resources. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

If approved, the FDA may still limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-marketing Phase 4 clinical studies be conducted, require surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The results of post-marketing Phase 4 clinical studies may cause the FDA to prevent or limit further marketing of a product. After approval, certain changes to the approved product, such as manufacturing changes, new labeling claims, and new indications, are subject to additional requirements and FDA review and approval.

Foreign regulatory approval of a product must also be obtained prior to marketing a product internationally. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval and the time required for approval may delay or prevent marketing in certain countries.

*Post-Approval Requirements*

Ongoing adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs and NDA specifications after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and obtain licenses from certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting. Accordingly, manufacturers must continue to expend time, money, and training and compliance effort in the areas of production and quality control to maintain compliance with cGMPs or other applicable laws, such as adverse event recordkeeping and reporting requirements. Regulatory authorities may require remediation, withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems or new concerns are subsequently discovered. In addition, other regulatory action, including, among other things, warning letters, the seizure of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, civil penalties, and criminal prosecution may be pursued.

*Prescription Drug Marketing Act*

The Prescription Drug Marketing Act of 1987 and the Prescription Drug Amendments of 1992 govern the storage, handling, and distribution of prescription drug samples. The law prohibits the sale, purchase, or trade (including an offer to sell, purchase or trade) of prescription drug samples. It also imposes various requirements upon manufacturers, including but not limited to, proper storage of samples, documentation of request and receipt of samples, validation of a requesting practitioner's professional licensure, periodic inventory and reconciliation of samples, notification to the FDA of loss or theft of samples, and procedures for auditing sampling activity. Some similar state laws apply. In addition, section 6004 of the Patient Protection and Affordable Care Act also requires manufacturers to annually report the identity and quantity of drug samples that were requested and distributed to licensed health care providers ("HCPs") in a given year.

*Orange Book Listing*

In seeking approval for a drug through an NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant's product, active ingredient, or method of use. Upon approval of a drug, each of the listed patents covering the approved drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the "Orange Book". Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application ("ANDA"). An ANDA provides for marketing of a drug product that has the same active ingredient(s) in the same strengths and dosage form, with essentially the same labeling as the listed drug, and that has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are generally not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under an ANDA are commonly referred to as "generic equivalents" to the listed drug and often can or are required to be substituted by pharmacists fulfilling prescriptions written for the original listed drug.

The ANDA applicant is required to certify or make certain representations to the FDA concerning any patents currently listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) no relevant patent information has been filed, (ii) a listed patent has expired, (iii) a listed patent has not expired but will expire on a particular date and approval is sought after patent expiration, or (iv) a listed patent is invalid, unenforceable or will not be infringed by the marketing of the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding a patented method-of-use. If the ANDA applicant does not challenge the applicability of the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced NDA product have expired.

A certification that the ANDA product will not infringe the already approved NDA product's listed patents, or that such patents are invalid or unenforceable, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

*Manufacturing Requirements*

We, our suppliers, contract manufacturers, and other entities involved in the manufacturing and distribution of approved drugs are required to comply with certain post-approval requirements and are subject to periodic unannounced inspections by the FDA and state agencies to assess compliance with cGMP requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Failure to achieve or maintain cGMP standards for our products would adversely impact their marketability.

We use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be certain that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

*Third-Party Payor Coverage and Reimbursement*

The commercial success of our products is partially dependent on the availability of coverage and adequate reimbursement from public (i.e., federal and state government) and private (i.e., commercial) payors. These third-party payors may deny coverage or reimbursement for a product or therapy, either in whole or in part, if they determine that the product or therapy was not medically appropriate or necessary. Also, third-party payors continue to control costs by limiting coverage through the use of formularies and other cost-containment mechanisms, and the amount of reimbursement for particular procedures or drug treatments.

The cost of pharmaceutical products continues to generate substantial governmental and third-party payor interest. We expect the pharmaceutical industry will continue to experience pricing pressures, given the trend toward managed healthcare, the increasing influence of managed care organizations, and additional regulatory and legislative proposals. Our results of operations and business could be adversely affected by current and future third-party payor policies, as well as healthcare legislative reforms.

Some third-party payors also require pre-approval of coverage for new or innovative drug therapies before they will reimburse healthcare providers who use such therapies. While we cannot predict whether any proposed cost containment measures will be adopted or otherwise implemented in the future, these requirements or any announcement or adoption of such proposals could have an adverse effect on our ability to obtain adequate prices for any future product candidates and to operate profitably.

*Fraud and Abuse*

The Foreign Corrupt Practices Act ("FCPA"), prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for influencing any act or decision of the foreign entity to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Pharmaceutical companies that participate in federal healthcare programs are subject to various U.S. federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws. Violations of U.S. federal and state fraud and abuse laws may be punishable by criminal or civil sanctions, including fines, civil monetary penalties and exclusion from federal healthcare programs (including Medicare and Medicaid).

Federal statutes that apply to us include the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration in exchange for, or to generate business, including the purchase or prescription of a drug, that is reimbursable by a federal healthcare program such as Medicare and Medicaid, and the Federal False Claims Act ("FCA"), which generally prohibits knowingly and willingly presenting, or causing to be presented, for payment to the federal government any false, fraudulent or medically unnecessary claims for reimbursed drugs or services. Government enforcement agencies and private whistleblowers have asserted liability under the FCA for claims submitted involving inadequate care, kickbacks, improper promotion of off-label uses, and misreporting of drug prices to federal agencies.

Similar state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. These state laws may be broader in scope than their federal analogues, such as state false claims laws that apply where a claim is submitted to any third-party payor, regardless of whether the payor is a private health insurer or a government healthcare program, and state laws that require pharmaceutical companies to certify compliance with the pharmaceutical industry's voluntary compliance guidelines.

Federal and state authorities have increased enforcement of fraud and abuse laws within the pharmaceutical industry, and private individuals have been active in alleging violations of the law and bringing suits on behalf of the government under the FCA and under state and local laws. These laws are broad in scope and there may not be regulations, guidance or court decisions that definitively interpret these laws and apply them to particular industry practices. In addition, these laws and their interpretations are subject to change.

*Controlled Substances*

The DEA is the federal agency responsible for domestic enforcement of the Controlled Substances Act of 1970 ("CSA"). The DEA regulates controlled substances as Schedule I, II, III, IV and V substances. Schedule I substances, by definition, have high potential for abuse, no currently accepted medical use in the U.S., and lack accepted safety for use under medical supervision, and may not be marketed or sold in the U.S. except for research and industrial purposes. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances.

*Sympazan*

Sympazan, a Clobazam lingual film product, is regulated as a Schedule IV controlled substance by the DEA.

*Oxycodone*

OXAYDO, an immediate release oxycodone product designed to discourage abuse via snorting, is regulated as a Schedule II controlled substance as defined in the CSA. Other companies' oxycodone products have been subject to recent scrutiny, litigation, and concerns.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule II. Distributions of any Schedule II controlled substance must also be accompanied by special order forms. Any of our products regulated as Schedule II controlled substances are subject to the DEA's production and procurement quota scheme. The DEA establishes annually an aggregate quota for how oxycodone may be produced in total in the U.S. based on the DEA's estimate of the quantity needed to meet legitimate scientific and medicinal needs. The limited aggregate number of opioids that the DEA allows to be produced in the U.S. each year is allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. Our company (and our license partners and contract manufacturers) receive an annual quota from the DEA that enables us to produce or procure specific quantities of Schedule II substances, including oxycodone hydrochloride for use in manufacturing OXAYDO. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether to make such adjustments. The quotas we are provided for specific active ingredients may not be sufficient to meet commercial demand or complete clinical trials. Any delay, limitation or refusal by the DEA in establishing our, or our contract manufacturers', quota for controlled substances could delay or stop our clinical trials or product commercialization, which could have an adverse effect on our business, financial position, and results of operations.

To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil or criminal enforcement action, which could have an adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In certain circumstances, violations could result in criminal proceedings.

Individual states also independently regulate controlled substances. We and our license partners and our contract manufacturers are subject to applicable state regulation on distribution of these products.

*Prescription Limitations*

Many states, including the Commonwealths of Massachusetts, and Virginia and the States of New York, Ohio, Arizona, Maine, New Hampshire, Vermont, Rhode Island, Colorado, Wisconsin, Alabama, South Carolina, Washington and New Jersey, have either recently enacted, intend to enact or have pending legislation or regulations designed to, among other things, limit the duration and quantity of initial prescriptions of the immediate-release form of opiates, such as our product OXAYDO, mandate the use by prescribers of prescription drug databases, and mandate prescriber education. These and other state and local laws applicable to the pharmaceutical industry have and may in the future affect our business and operations as well as those of our commercialization and development partners.

*Impact of Public Pressure on Drug Pricing, Healthcare Reform and Legislation Impacting Payor Coverage*

The pricing and reimbursement of our pharmaceutical products is partially dependent on government regulation. We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including: (i) Centers for Medicare & Medicaid Services' Medicaid Drug Rebate Program, (ii) Medicare Part B

Program and Medicare Part D Coverage Gap Discount Programs, (iii) the U.S. Department of Veterans Affairs' Federal Supply Schedule Program, and (iv) the Health Resources and Services Administration's 340B Drug Pricing Program. These rebates are subject to our active participation in the respective programs. We must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program and Medicare Part B Program. The calculations necessary to determine the prices reported are complex and the failure to report prices accurately may in the future expose us to penalties.

In the U.S., federal and state government healthcare programs and private third-party payors routinely seek to manage utilization and control the costs of our products. In the U.S., there is an emphasis on managed healthcare, which has put additional pressure on pharmaceutical drug pricing, and reimbursement and usage, and has adversely affected our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, including formulary coverage and positioning, laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies, and pricing in general.

Efforts by federal and state government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect our business if implemented. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing, resulting in proposals to address the perceived high cost of pharmaceuticals, and drug pricing continues to be an agenda item at both the federal and state level.

The U.S. pharmaceutical industry has already been significantly affected by major legislative initiatives, including, for example, the U.S. Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act ("ACA"). The ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug medicines. It also contains substantial provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, and impose additional health policy reforms, and, from time to time, our business has been affected by the ACA and certain of these provisions. Since its enactment, there have been judicial and congressional challenges to numerous provisions of the ACA. We continue to face uncertainties due to federal legislative and administrative efforts to repeal, substantially modify, or invalidate some or all of the provisions of the ACA.

In addition, the Inflation Reduction Act of 2022 ("IRA") contains provisions intended to lower beneficiary drug spending. Beginning in 2023, the IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, effective in 2024, the IRA will eliminate the 5% coinsurance for catastrophic coverage under Medicare Part D; in 2025, the IRA will cap the beneficiary annual out-of-pocket expenditure. These efforts to reduce aggregate beneficiary spending are expected to shift some costs to drug manufacturers.

Any future healthcare reform efforts, including those related specifically to the ACA, and any that further limit coverage and reimbursement of pharmaceutical products, may adversely affect our business and financial results. Any reduction in reimbursement from Medicare, or other government programs may result in a similar reduction in payments from private payors.

*Other Healthcare Laws and Compliance Requirements*

In the U.S., the research, manufacturing, distribution, sale, and promotion of drug products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services ("CMS"), other divisions of the U.S. Department of Health and Human Services ("HHS") (e.g., the Office of Inspector General, "OIG"), the U.S. Department of Justice, state Attorneys General, and other state and local government agencies. For example, pharmaceutical manufacturers' activities (including sales and marketing activities, as well as scientific/educational grant programs, among other activities) are subject to fraud and abuse laws, such as the federal Anti-Kickback Statute, the federal False Claims Act, as amended, and similar state laws. Typically, pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. These activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The federal Anti-Kickback Statute prohibits any person or entity, including a prescription drug manufacturer, or a party acting on its behalf, from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce another to (i) refer an individual for the furnishing of a pharmaceutical product for which payment may be made under a federal healthcare program, such as Medicare or Medicaid ("covered product"); (ii) purchase or order any covered product; (iii) arrange for the purchase or order of a covered product; or (iv) recommend a covered product. This statute has been interpreted broadly to apply to a wide range of arrangements between pharmaceutical manufacturers and others, including, but not limited to, any exchange of remuneration between a manufacturer and prescribers (such as physicians), purchasers, pharmacies, PBMs, formulary managers, group purchasing organizations, hospitals, clinics and other health care providers, and patients. The term "remuneration" has been broadly interpreted to include anything of value, including, for example, gifts, discounts, and rebates, "value-added" services, the furnishing of supplies or equipment at no charge, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. Although there are several statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce referrals, prescribing, purchasing, or recommending covered products may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Additionally, many states have adopted laws like the federal Anti-Kickback Statute, and some of these state prohibitions apply, in at least some cases, to the referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs, and do not contain safe harbors. Violations of fraud and abuse laws such as the Anti-Kickback Statute may be punishable by criminal or civil sanctions and/or exclusion from federal healthcare programs (including Medicare and Medicaid). Our arrangements and practices may not, in every case, meet all criteria for applicable exceptions and/or safe harbors for the Anti-Kickback Statute, and thus would not be immune from prosecution under the statute. Additionally, the Anti-Kickback Statute and similar state laws are subject to differing interpretations and may contain ambiguous requirements or require administrative guidance for implementation. Finally, some of the safe harbor rules are currently under review for potential revision. Given these variables, our activities could be subject to the penalties under the Anti-Kickback Statute and similar authorities.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The "*qui tam*" provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has violated the False Claims Act, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor, not merely a federal healthcare program.

There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability based on inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics, such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses not expressly approved by FDA in a drug's label, and allegations as to misrepresentations with respect to the services rendered. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state, and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws.

We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance. Also, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created several federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement about the delivery of or payment for healthcare benefits, items or services.

In addition, our marketing activities may be limited by data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations established standards for "covered entities," which are certain healthcare providers, health plans and healthcare clearinghouses, regarding the security and privacy of protected health information. While we are not a covered entity under HIPAA, many of our customers are, and this limits the information they can share with us. The Health Information Technology for Economic and Clinical Health Act ("HITECH") expanded the applicability of HIPAA's privacy, security, and breach notification standards. Among other things, HITECH makes HIPAA's security and breach standards (and certain privacy standards) directly applicable to "business associates," which are entities that perform certain services on behalf of covered entities involving the exchange of protected health information. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. While we do not currently perform any services that would render us a business associate under HIPAA/HITECH, it is possible that we may provide such services in the future and would be subject to the applicable provisions of HIPAA/HITECH. Finally, we are subject and are likely to be subject in the future to state privacy and security laws, regulations and other authorities— specifically including the California Consumer Privacy Act— which may limit our ability to use and disclose identifiable information, and may impose requirements related to safeguarding such information, as well as reporting on breaches.

Additionally, the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires that manufacturers of prescription drugs for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) report annually to HHS information related to "payments or other transfers of value" provided to U.S. "physicians" (defined to include doctors, dentists, optometrists, podiatrists and chiropractors); certain other "healthcare providers" (including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives); and "teaching hospitals." The Open Payments program also requires that manufacturers and applicable group purchasing organizations report annually to HHS ownership and investment interests held in them by physicians (as defined above) and their immediate family members. Manufacturers' reports are filed annually with the CMS by March 31, covering the previous calendar year. CMS posts disclosed information on a publicly available website annually by June 30.

There are also an increasing number of state laws that regulate or restrict pharmaceutical manufacturers' interactions with healthcare providers licensed in the respective states. Beyond prohibiting the provision of certain payments or items of value, these laws require pharmaceutical manufacturers to, among other things, establish comprehensive compliance programs, adopt marketing codes of conduct, file periodic reports with state authorities regarding sales, marketing, pricing, and other activities, and register/license their sales representatives. Laws require manufacturers to file reports regarding payments and items of value provided to health care providers (similar to the federal Open Payments program). Many of these laws contain ambiguities as to what is required to comply with the laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. Given the lack of clarity with respect to these laws and their implementation, despite our best efforts to act in full compliance, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, from time to time some of our business activities are subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be in the future subject to penalties— including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private *qui tam* actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts including government contracts and the curtailment or restructuring of our operations— any of which could adversely affect our ability to operate our business and our results of operations. With respect to any of our products sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable privacy laws and post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs, and reporting of payments or transfers of value to healthcare professionals.

For additional information and risks regarding the above-described government regulations, please also refer to "Item 1A. Risk Factors."

**Employees**

As of March 6, 2023 we had 30 full-time employees, all employed in the U.S. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our relations with our employees are good.

We recognize that our industry is specialized and dynamic, and a significant aspect of our success is our continued ability to execute our human capital strategy of attracting, engaging, developing, and retaining highly-skilled talent that our efficient operating model needs. There is fierce competition for highly-skilled talent, and we believe we offer a desirable set of benefits, a flexible working environment, and career-enhancing development experiences and initiatives that are aligned with our mission, vision, and values. We also believe we offer competitive compensation for our employees and strongly embrace a pay for performance culture underpinned by our commitment to ethics and compliance.

Our Employee Handbook and Code of Business Conduct and Ethics outlines our commitment to diversity and inclusion, where all employees are welcomed in an environment designed to make them feel comfortable, respected, and accepted regardless of their age, race, national origin, sex, gender, identity, religion, disability, or sexual orientation. We have a set of policies explicitly setting forth our expectations for nondiscrimination and a harassment-free work environment. We are also a proud equal opportunity employer and cultivate a highly collaborative, fast paced, and entrepreneurial culture.

**Corporate Information**

The address of our website is *http://www.assertiotx.com*. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other periodic Securities and Exchange ("SEC") reports, along with amendments to all of those reports, as soon as reasonably practicable after we file the reports with the SEC.

**ITEM 1A.  RISK FACTORS**

In addition to other information in this report, please consider the following discussion of factors that make an investment in our securities risky. The risks or uncertainties described in this Form 10-K can materially and adversely affect our business, results of operations or financial condition. The risks and uncertainties described below have been grouped under general risk categories, one or more of which categories may be applicable to the risk factors described. The risks and uncertainties described in this Form 10-K are not the only ones facing us. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also become important factors that can harm our business, results of operations and financial condition.

**Summary of Risk Factors**

The following is a summary of the risks more fully described below and should not be relied upon as an exhaustive summary of the material risks facing our business.

*Risks Related to Commercial, Regulatory and Other Business Matters*
- We may not be successful in commercializing our products using our transformative non-personal and digital promotion strategies.
- Cambia and Zipsor recently began facing competition from generics and INDOCIN suppositories recently began facing competition from a 503B outsourcing facility (commonly referred to as a 503B compounder) which adversely affects our business. Approval of generic versions of our other products, including the INDOCIN products which are not patent protected and may face generic competition at any time, would have an adverse effect on our business.
- We may not succeed in executing business development, strategic partnerships and investment opportunities.
- Failure to successfully identify and acquire complementary businesses, products or technologies will limit our business growth and prospects.
- Strategic transactions may fail.
- We may not be able to integrate any business, product or technology we acquire.
- Our success is dependent in large part upon continued services of our executive management team with whom we do not have employment agreements.
- The COVID-19 pandemic has been affecting the Company's business and operations and may continue to do so.

- We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products and single source suppliers to manufacture our products.
- Failure to comply with ongoing regulatory requirements for approved products could adversely impact our ability to commercialize our products and result in increased costs.
- Commercial disputes may adversely affect the commercial success of our products.
- We may be unable to compete successfully in the pharmaceutical industry.
- We may be unable to negotiate acceptable pricing or obtain adequate reimbursement for our products.
- Business interruptions can adversely impact our ability to operate our business.
- Data breaches and cyber-attacks can cause damage to our business.
- Our corporate structure may not prevent veil piercing.
- We are impacted by governmental investigations, regulatory actions and lawsuits regarding Assertio Therapeutics' historical commercialization of opioids.
- We may not be able to adequately protect ourselves from product liability losses and other litigation liability.

*Risks Related to Our Industry*
- We are impacted by changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry.
- We may fail to comply with applicable statutes or regulations.
- We may incur significant liability if it is determined that we have promoted "off-label" use of drugs.
- Healthcare reform may increase our expenses and impact our products.
- We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.
- Settlements to ANDA litigation can be challenged and have the potential to lead to significant damage awards.

*Risks Related to Our Financial Position*
- We may not have sufficient capital resources or be able to obtain future debt or equity financing necessary to fund our future operations or product acquisitions and strategic transactions.
- We may be unable to generate sufficient cash flow from our business to make payments on and repay our 2027 Convertible Notes.
- Conversions of the 2027 Convertible Notes or future sales of our common stock or equity-linked securities in the public market could lower the market price of our common stock and adversely impact the trading price of the 2027 Convertible Notes.
- We have incurred operating losses in the past and may incur operating losses in the future.
- We have significant amounts of long-lived assets which depend upon future positive cash flows to support the values recorded in our balance sheet.
- We may be impacted by our customer concentration.
- Our product revenues have typically been lower in the first quarter of the year as compared to the fourth quarter of the preceding year.
- The fair value of contingent consideration obligation assumed as part of the Zyla Merger may change.
- We may be unable to satisfy regulatory requirements relating to internal controls.
- Our financial results are impacted by management's assumptions and use of estimates.

*Risks Related to Future Product Development*
- Future product candidates may not be approved for marketing or, if approved, may not achieve market acceptance.
- We customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates.
- We may not obtain necessary regulatory approvals.
- We are subject to risks associated with NDAs submitted under Section 505(b)(2) of the FDCA.

*Risks Related to Share Ownership and Other Stockholder Matters*
- The price of our common stock historically has been volatile.

- Our common stock may be delisted from the Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq's continued listing standards.
- We are a "smaller reporting company" and we take advantage of reduced disclosure and governance requirements applicable to such companies, which could result in our common stock being less attractive to investors.
- We are subject to risks from future proxy fights or the actions of activist shareholders.
- We are subject to risks related to unsolicited takeover attempts in the future.

**Risks Related to Commercial, Regulatory and Other Business Matters**

***If we do not successfully commercialize our products, our business, financial condition and results of operations will be materially and adversely affected.***

In addition to the risks discussed elsewhere in this section, our ability to successfully commercialize and generate revenues from our products depends on a number of factors, including, but not limited to, our ability to:

- develop and execute our digital and non-personal sales and marketing strategies for our products;
- achieve, maintain and grow market acceptance of, and demand for, our products;
- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors;
- maintain, manage or scale the necessary sales, marketing, manufacturing, managed markets and other capabilities and infrastructure that are required to successfully integrate and commercialize our products;
- obtain adequate supply of our products;
- maintain and extend intellectual property protection for our products; and
- comply with applicable legal and regulatory requirements.

In December 2020, we eliminated our in-person sales force and have since moved to a digital sales and product promotion model. Accordingly, our experience with a digital-only sales model is limited and this model may be less successful than in-person promotion, particularly as pandemic restrictions ease and in-person promotion resumes, including for competing products. If we are unable to successfully achieve or perform these functions, we will not be able to maintain or increase our revenues and our business, financial condition and results of operations will be materially and adversely affected.

***Cambia and Zipsor recently began facing competition from generics and INDOCIN suppositories recently began facing competition from a 503B outsourcing facility (commonly referred to as a 503B compounder) which adversely affects our business. Approval of generic versions of our other products, including the INDOCIN products which are not patent protected and may face generic competition at any time, would have an adverse effect on our business.***

Under the FDCA, the FDA can approve an ANDA for a generic version of a branded drug without the ANDA applicant undertaking the clinical testing necessary to obtain approval to market a new drug. In place of such clinical studies, an ANDA applicant usually needs only to submit data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product, in addition to any data necessary to establish that any difference in strength, dosage, form, inactive ingredients or delivery mechanism does not result in different safety or efficacy profiles, as compared to the reference drug.

There are no patents covering the INDOCIN products (which accounted for 64% of our revenue in 2022), which means that a generic drug company could introduce a generic for these drugs at any time. In addition, we are aware of other drug companies that have had interactions with regulatory agencies including FDA relating to indomethacin, which could indicate the development of one or more INDOCIN product generics or other formulations of indomethacin. Furthermore, a 503B outsourcing facility (commonly referred to as a 503B compounder) recently began compounding 100 mg indomethacin suppositories in what we believe to be violation of certain provisions of the FDCA, including, among others, Section 505 approval requirements for new drugs and labeling requirements related to adequate directions for use. For a 503B compounder to qualify for exemptions from these requirements, the 503B compounder must meet certain conditions set forth in Section 503B of the FDCA, including (1) using only bulk drug substances (i.e., indomethacin) that appear on a list identifying the bulk substances for which the FDA has determined that there is clinical need to use in compounding or that the drug product compounded from a bulk drug substance appears on FDA's drug shortage list; and (2) compounding a drug product that is not "essentially a copy" of an FDA-approved product. We believe that the 503B compounder compounding 100 mg indomethacin suppositories does not meet these conditions as indomethacin is not on FDA's list of bulk substances for which there is a clinical need and INDOCIN suppositories are not on the FDA's drug shortage list; and we believe that the 100 mg indomethacin suppositories being compounded are "essentially a copy" of Zyla's FDA-approved INDOCIN suppositories. As a result, Zyla currently faces competition for INDOCIN suppositories from what we believe is an unlawful compounder and could face generic competition at any time for the INDOCIN products. Although Zyla is vigorously pursuing remedies against this compounder, we cannot guarantee that Zyla will be successful in causing it to discontinue sales of its unapproved indomethacin suppository product.

With respect to Cambia and Zipsor (which accounted for 16% and 2% of our revenue in 2022, respectively), we have entered into settlement agreements with generic drug companies, under which generic versions of these products can be marketed beginning in January 2023 and March 2022, respectively. As a result, we face generic competition for Cambia and Zipsor.

The introduction of one or more generic versions of our products, as well as sales of indomethacin suppositories by compounders, or disclosure of ANDA filings and/or similar applications in respect to any of our products, have and in the future could adversely impact our business, financial condition, results of operations and stock price. Moreover, if the orange book patents covering Otrexup (which expire in 2031) and/or Sympazan (which expire in 2040) are not upheld in litigation or if a generic competitor is found not to infringe these patents, the resulting generic competition for Otrexup and/or Sympazan would have a further adverse effect on our business, financial condition and results of operations.

***Our success is dependent on our executive management team's ability to successfully execute business development, strategic partnerships and investment opportunities to build and grow for the future***.

Since 2017, we have been in the process of transforming into a leading diversified, specialty pharmaceutical company with a goal of rapidly deleveraging our balance sheet, growing our core business and opportunistically building for the future via business development. Since then, we have completed a number of transactions to advance toward achieving our stated goals. As a result of the transformation from these transactions, we have positioned ourselves to actively pursue business development, strategic partnerships, and investment opportunities to build and grow for the future. Given the near-term potential for generic competition with a number of our marketed products, we are focused on pursuing business development opportunities.

If our executive management team is not able, in a timely manner, to develop, implement and execute successful business strategies and plans to maintain and increase our product revenues, our business, financial condition and results of operations will be materially and adversely affected, and the existing business may be required to take steps to reduce its costs at some point in time. While our executive officers have significant industry-related experience, it may take time to develop, implement and execute our business strategies and plans. Any delay in the execution of our business plans by our executive management team, or any future changes to such management team, could affect our ability to develop, implement and execute our business strategies and plans, which could have an adverse effect on our business, financial condition and results of operations.

Further, our future business strategies and plans may differ materially, or may continue to evolve, from those we previously pursued. If our business strategies and plans, or our efforts to realize future operational efficiencies, cause disruption in our business or operations or do not achieve the level of success or results we anticipate, our business, financial condition and results of operations will be materially and adversely affected.

***Acquisition of new and complementary businesses, products and technologies is a key element of our corporate strategy. Failure to successfully identify and acquire such businesses, products or technologies will limit our business growth and prospects.***

An important element of our business strategy is to actively seek to acquire products or companies and to in-license or seek co-promotion rights to additional products. In the past we have acquired Otrexup, Sympazan, NUCYNTA, NUCYNTA ER (both of which were subsequently divested to Collegium in February 2020), CAMBIA, Zipsor, as well as, INDOCIN products and SPRIX. We cannot be certain that we will be able to successfully identify, pursue and complete any further acquisitions or whether we would be able to successfully integrate or develop any acquired business, product or technology or retain any key employees. If we are unable to enhance and broaden our product offerings, our business and prospects will be limited.

***Strategic transactions that fail to achieve the anticipated results and synergies will cause our business to suffer.***

We seek to engage in strategic transactions with third parties, such as product or company acquisitions, strategic partnerships, joint ventures, divestitures or business combinations. We may face significant competition in seeking potential strategic partners and transactions, and the negotiation process for acquiring any product or engaging in strategic transactions can be time-consuming and complex. Engaging in strategic transactions, such as acquisitions of companies and product rights, divestitures and commercialization arrangements, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, pose integration challenges and fail to achieve the anticipated results or synergies or distract our management and business, which may harm our business.

As part of an effort to acquire a product or company or to enter into other strategic transactions, we conduct business, legal and financial due diligence with the goal of identifying, evaluating and assessing material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining, evaluating and accurately assessing all such risks and, as a result, might not realize the intended advantages of the transaction. We may also assume liabilities and legal risks in connection with a transaction, including those relating to activities of the seller prior to the consummation of the transaction and contracts that we assume. Failure to realize the expected benefits from acquisitions or strategic transactions that we may consummate, or that we have completed, such as those described above, whether as a result of identified or unidentified risks, integration difficulties, regulatory setbacks, governmental investigations, independent actions of or financial position of our collaborative partners, litigation or other events, could adversely affect our business, results of operations and financial condition.

***Failure to integrate any business, product or technology we acquire, will cause our business, financial condition and operating results to suffer.***

Integrating any business, product or technology we acquire is expensive and time-consuming and can disrupt and adversely affect our ongoing business, including product sales, and distract our management. Our ability to successfully integrate any business, product or technology we acquire depends on a number of factors, including, but not limited to, our ability to:

- minimize the disruption and distraction of our management and other employees in connection with the integration of any acquired business, product or technology;
- maintain and increase sales of our existing products;
- establish or manage the transition of the manufacture and supply of any acquired product, including the necessary active pharmaceutical ingredients, excipients and components;
- identify and add the necessary sales, marketing, manufacturing, regulatory and other related personnel, capabilities and infrastructure that are required to successfully integrate any acquired business, product or technology;
- manage the transition and migration of all commercial, financial, legal, clinical, regulatory and other pertinent information relating to any acquired business, product or technology;
- comply with legal, regulatory and contractual requirements applicable to any acquired business, product or technology;
- obtain and maintain adequate coverage, reimbursement and pricing from managed care, government and other third-party payors with respect to any acquired product; and
- maintain and extend intellectual property protection for any acquired product or technology.

If we are unable to perform the above functions or otherwise effectively integrate any acquired businesses, products or technologies, our business, financial condition and operating results will suffer.

***Our success is dependent in large part upon the continued services of our executive management team with whom we do not have employment agreements.***

Our success is dependent in large part upon the continued services of members of our executive management team, and on our ability to attract and retain key management and operating personnel. We do not have agreements with any of our executive officers that provide for their continued employment with us. Management, scientific and operating personnel are in high demand in our industry and are often subject to competing offers. The loss of the services of one or more members of management or key employees or the inability to hire additional personnel as needed could result in delays in the research, development and commercialization of our products and potential product candidates, or otherwise adversely impact our business.

***The COVID-19 pandemic has affected our business and operations and may continue to affect these operations for a sustained period.***

Because COVID-19 impacted our ability to see in-person providers who prescribe our products, we adapted our approach during 2020 and increased virtual visits, ultimately eliminating our in-person sales force in favor a fully digital sales strategy. Additionally, due to the limitations on elective surgeries and changes in patient behavior since the outbreak of COVID-19, we experienced a decline and subsequent volatility in prescriptions associated with those elective procedures. The extent to which our operations may continue to be impacted by the COVID-19 pandemic depends largely on future developments, which are highly uncertain and cannot be accurately predicted, including actions by government authorities to contain the outbreak, the emergence of new COVID-19 variants and the related potential for new surges in infections, the impact on third parties on which we rely, including suppliers and distributors, and the impacts of increases in virtual physician visits on prescriber behavior. For example, although many public health restrictions have eased, future surges could result in additional restrictions or other factors that may contribute to decreases in elective procedures.

***We depend on one qualified supplier for the active pharmaceutical ingredient in each of our products, and we depend on third parties that are single source suppliers to manufacture our products. Insufficient availability of our products or the active pharmaceutical ingredients and other raw materials necessary to manufacture our products, or the inability of our suppliers to manufacture and supply our products, will adversely impact our sales upon depletion of the active ingredient and product inventories.***

We have one qualified supplier for the active pharmaceutical ingredient in each of our products. We do not have, and we do not intend to establish in the foreseeable future, internal commercial-scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for commercialization and clinical trials. Our dependence on third parties for the manufacture of our products and any future product candidates may adversely affect our ability to obtain such products on a timely or competitive basis, if at all. Any stock out, quality concern or failure to obtain sufficient supplies of our products, or the necessary active pharmaceutical ingredients, excipients or components, from our suppliers, including as a result to disruptions to supplier operations resulting from factors such as supply chain delays, public health emergencies, climate events or political unrest, or failures by us to satisfy minimum order requirements due to declines in product demand or otherwise, would adversely affect our business, results of operations and financial condition. In particular, our suppliers may be impacted by ongoing supply chain disruptions and inflationary pressures related to the COVID-19 pandemic and general macroeconomic conditions, which may result in supply delays and cost increases.

The manufacturing process for pharmaceutical products is highly regulated, and regulators may from time to time shut down manufacturing facilities that they believe do not comply with regulations. We, our third-party manufacturers and our suppliers are subject to numerous regulations, including current FDA regulations governing manufacturing processes, stability testing, record keeping, product serialization and quality standards. Similar regulations are in effect in other countries. Our third-party manufacturers and suppliers are independent entities who are subject to their own operational and financial risks which are out of our control. If we or any third-party manufacturer or supplier fails to perform as required or fails to comply with the regulations of the FDA and other applicable governmental authorities, our ability to deliver adequate supplies of our products to our customers on a timely basis, or to conduct clinical trials, could be adversely affected. The manufacturing processes of our third-party manufacturers and suppliers may also be found to violate the proprietary rights of others. To the extent these risks materialize and adversely affect such third-party manufacturers' and/or suppliers' performance obligations to us, and we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers or suppliers, our business, results of operation and financial condition could be adversely affected.

***Failure to comply with ongoing regulatory requirements for approved products could adversely impact our ability to commercialize our products and result in increased costs.***

We are subject to numerous ongoing regulatory requirements and continual review with respect to products that have obtained regulatory approval. In addition, the discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer or manufacturing facility, including withdrawal of the product from the market. Manufacturers of approved products are also subject to ongoing regulation and inspection, including compliance with FDA regulations governing cGMP or Quality System Regulation ("QSR"). The FDCA, the CSA and other federal and foreign statutes and regulations govern and influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. In addition, we and our partners are also subject to ongoing DEA regulatory obligations, including annual registration renewal, security, record keeping, theft and loss reporting, periodic inspection and annual quota allotments for the raw material for commercial production of our products. The failure to comply with these regulations could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, non-renewal of marketing applications or authorizations or criminal prosecution, which could adversely affect our business, results of operations and financial condition.

We are also required to report adverse events associated with our products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns could result in labeling changes, recalls, market withdrawals or other regulatory actions. Recalls may be issued at our discretion or at the discretion of the FDA or other empowered regulatory agencies.

***Our commercialization, collaborative and other arrangements may give rise to disputes over commercial terms, contract interpretation and ownership or protection of our intellectual property and may adversely affect the commercial success of our products.***

We currently have or have had in the past collaboration or license arrangements with a number of companies, including commercialization or collaborative arrangements, some of which have been based on less definitive agreements, such as memoranda of understanding, material transfer agreements, options or feasibility agreements.

Commercialization and collaborative relationships are generally complex and can give rise to disputes regarding the relative rights, obligations and revenues of the parties, including the ownership of intellectual property and associated rights and obligations, especially when the applicable collaborative provisions have not been fully negotiated and documented. Such disputes have arisen in the past from time to time and, if they arise again could delay collaborative research, development or commercialization of potential products, and can lead to lengthy, expensive litigation or arbitration. The terms of such arrangements may also limit or preclude us from commercializing products or technologies developed pursuant to such collaborations. Additionally, the commercialization or collaborative partners under these arrangements might breach the terms of their respective agreements or fail to maintain, protect or prevent infringement of the licensed patents or our other intellectual property rights by third parties. Moreover, negotiating commercialization and collaborative arrangements often takes considerably longer to conclude than the parties initially anticipate, which could cause us to enter into less favorable agreement terms that delay or defer recovery of our development costs and reduce the funding available to support key programs. Any failure by our commercialization or collaborative partners to abide by the terms of their respective agreements with us (including their failure to accurately calculate, report or pay any royalties payable to either us or a third party or their failure to repay, in full or in part, either any outstanding receivables or any other amounts for which we are entitled to reimbursement) may adversely affect our results of operations.

We are not always able to enter into commercialization or collaborative arrangements on acceptable terms, which can harm our ability to develop and commercialize our current and potential future products and technologies. Other factors relating to collaborations that may adversely affect the commercial success of our products include:

- any parallel development by a commercialization or collaborative partner of competitive technologies or products;
- arrangements with commercialization or collaborative partners that limit or preclude us from developing products or technologies;
- premature termination of a commercialization or collaboration agreement or the inability to renegotiate existing agreements on favorable terms; or
- failure by a commercialization or collaborative partner to devote sufficient resources to the development and commercial sales of products using our current and potential future products and technologies.

Our commercialization or collaborative arrangements do not necessarily restrict our commercialization or collaborative partners from competing with us or restrict their ability to market or sell competitive products. Our current and any future commercialization or collaborative partners may pursue existing or other development-stage products or alternative technologies in preference to those being commercialized or developed in collaboration with us.

In addition, contract disputes with customers or other third parties may arise from time to time. Our commercialization or collaborative partners, or customers or other third parties, may also terminate their relationships with us or otherwise decide not to proceed with the development, commercialization or purchase of our products.

***We and our commercial partners may be unable to compete successfully in the pharmaceutical industry.***

Competition in the pharmaceutical industry is intense and we expect competition to increase. Competing products currently under development or developed in the future may prove superior to our products and may achieve greater commercial acceptance. Most of our principal competitors have substantially greater financial, sales, marketing, personnel and research and development resources than we and our commercial partners do.

On December 15, 2021, we acquired Otrexup. Otrexup competes with other branded methotrexate products, including other injection and auto-injector products. Competition in the methotrexate market also includes tablets and parenteral dosage forms. In addition, other commonly used pharmaceutical treatments for rheumatoid arthritis include analgesics, NSAIDs, corticosteroids and biologic response modifiers.

On October 27, 2022, we completed the Sympazan Acquisition from Aquestive. Sympazan competes with other generic and branded products in the treatment of LGS, including clobazam tablets and oral solution options. Competition in the LGS marketplace includes branded and generic anti-seizure medications, surgery, neuromodulations, and diet.

Pursuant to the Zyla Merger, we acquired SPRIX and two forms of INDOCIN. SPRIX is an NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at the opioid level. INDOCIN products are approved for moderate to severe rheumatoid arthritis including acute flares of chronic disease, moderate to severe ankylosing spondylitis, moderate to severe osteoarthritis, acute painful shoulder (bursitis and/or tendinitis) and acute gouty arthritis. We face and will continue to face competition from other companies in the pharmaceutical, medical devices and drug delivery industries with respect to SPRIX and INDOCIN products. These products compete with currently marketed oral opioids, transdermal opioids, local anesthetic patches, stimulants and implantable and external infusion pumps that can be used for infusion of opioids and local anesthetics, non-narcotic analgesics, local and topical analgesics and anti-arthritics.

An alternate formulation of diclofenac is the active ingredient in CAMBIA that is approved in the U.S. for the acute treatment of migraines in adults. CAMBIA competes with a number of triptans that are used to treat migraines and certain other headaches. Currently, eight triptans are available generically and sold in the U.S. (almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan, sumatriptan-naproxen and zolmitriptan). There are other products prescribed for or under development for the treatment or prevention of migraines that are now or may become competitive with CAMBIA, including CGRP inhibitor products.

Diclofenac, the active pharmaceutical ingredient in Zipsor, is an NSAID that is approved in the U.S. for the treatment of mild to moderate pain in adults, including the symptoms of arthritis. Both branded and generic versions of diclofenac are marketed in the U.S. Zipsor competes against other drugs that are widely used to treat mild to moderate pain in the acute setting. In addition, a number of other companies are developing NSAIDs in a variety of dosage forms for the treatment of mild to moderate pain and related indications. Other drugs are in clinical development to treat acute pain.

***If we are unable to negotiate acceptable pricing or obtain adequate reimbursement for our products from third-party payors, our business will suffer.***

Sales of our products depend significantly on the availability of acceptable pricing and adequate reimbursement from third-party payors such as:

- government health administration authorities;
- private health insurers;
- health maintenance organizations;
- managed care organizations;
- pharmacy benefit management companies; and
- other healthcare-related organizations.

If reimbursement is not available for our products or any future product candidates, demand for our products may be limited. Further, any delay in receiving approval for reimbursement from third-party payors could have an adverse effect on our future revenues.

Third-party payors frequently require pharmaceutical companies to negotiate agreements that provide discounts or rebates from list prices and that protect the payors from price increases above a specified annual limit. We have agreed to provide such discounts and rebates to certain third-party payors. We expect increasing pressure to offer larger discounts and rebates or discounts and rebates to a greater number of third-party payors to maintain acceptable reimbursement levels for and access to our products for patients at co-pay levels that are reasonable and customary. Consolidation among large third-party payors may increase their leverage in negotiations with pharmaceutical companies. If we are forced to provide additional discounts and rebates to third-party payors to maintain acceptable access to our products for patients, our results of operations and financial condition could be adversely affected. If third-party payors or wholesalers do not accurately and timely report the eligibility and utilization of our products under discounted programs, our reserves for rebates or other amounts payable to third-party payors may be lower than the amount we are invoiced and we may be required to dispute the amount payable, which would adversely affect our business, financial condition and results of operations. For example, we have had, and continue to have, disputes with managed care providers over rebates related to our products. Even when rebate claims made by such managed care providers are without merit, we may be forced to pay such disputed amounts to the extent our failure to do so could otherwise adversely impact our business, such as our ability to maintain a favorable position on such provider's formulary. In addition, if competitors reduce the prices of their products, or otherwise demonstrate that they are better or more cost effective than our products, this may result in a greater level of reimbursement for their products relative to our products, which would reduce sales of our products and harm our results of operations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that such third-party payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication, including one or more of our products. Any third-party payor decision not to approve pricing for, or provide adequate coverage and reimbursement of, our products, including by reducing, limiting or denying reimbursement for new products or excluding products that were previously eligible for reimbursement, would limit the market acceptance and commercial prospects of our products and harm our business, financial condition and results of operations. For example, sales of SPRIX have been negatively impacted by a formulary action by a large PBM in 2020. In addition, any third-party payor decision to impose restrictions, limitations or conditions on prescribing or reimbursement of our products, including on the dosing or duration of prescriptions for our products, would harm our business, financial condition and results of operations.

***Business interruptions can limit our ability to operate our business and adversely impact the success of our commercialization partners.***

Our operations and infrastructure, and those of our partners, third-party suppliers, manufacturers and vendors are vulnerable to damage or interruption from cyber-attacks and security breaches, human error, natural disasters, fire, flood, the effects of climate change, actual or threatened public health crises, power loss, telecommunications failures, equipment failures, intentional acts of theft, vandalism, terrorism, public health crises and similar events. We have not established a formal disaster recovery plan, and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses that occur. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

***Data breaches and cyber-attacks can compromise our intellectual property or other sensitive information and cause significant damage to our business.***

In the ordinary course of our business, we collect, maintain and transmit sensitive data on our computer networks and information technology systems, including our intellectual property and proprietary or confidential business information. The secure maintenance of this information is critical to our business. We believe that companies have been increasingly subject to a wide variety of security incidents, cyber-attacks and other attempts to gain unauthorized access, including ransomware attacks. These threats can come from a variety of sources, ranging in sophistication from an individual hacker to a state-sponsored attack and motives (including corporate espionage). Cyber threats may be generic, or they may be custom-crafted to target our information systems. Cyber-attacks are becoming increasingly more prevalent and much harder to detect and defend against. Our network and storage applications and those of our third-party vendors may be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions.

Although our Board of Directors, through our Audit Committee, regularly discusses with management our policies and practices regarding information technology systems, information management systems and related infrastructure, including our information technology and information management security, risk management and back-up policies, practices and infrastructure, it is often difficult to anticipate or immediately detect such incidents and the damage that may be caused by such incidents. These data breaches and any unauthorized access or disclosure of our information or intellectual property could compromise our intellectual property and expose sensitive business information, including our financial information or the information of our business partners. Cyber-attacks could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations and divert attention of management and key information technology resources. Our network security and data recovery measures and those of our third-party vendors may not be adequate to protect against such security breaches and disruptions. These incidents could also subject us to liability, expose us to significant expense and cause significant harm to our business. Our insurance coverage may not be sufficient to prevent or recover from cyberattacks, including coverage of applicable resulting losses arising from any such incident.

***Despite our corporate structure, creditors of our operating subsidiaries could be successful in piercing the corporate veil and reaching the assets of one another, which could have an adverse effect on us and our operating results, results from continued operations, and financial condition.***

Our operating subsidiaries are separate legal entities within our holding company corporate structure. There can be no assurance that our efforts to preclude corporate veil-piercing, alter ego, control person, or other similar claims by creditors of any one particular entity within our corporate structure from reaching the assets of the other entities within our corporate structure to satisfy claims will be successful. If a court were to allow a creditor to pierce the corporate veil and reach the assets of such other entities within our corporate structure, despite such entities not being directly liable for the underlying claims, it could have a material adverse effect on us and our operating results, results from continued operations, and financial condition.

***Governmental investigations and inquiries, regulatory actions and lawsuits brought against us by government agencies and private parties with respect to Assertio Therapeutics' historical commercialization of opioids can adversely affect our business, financial condition and results of operations.***

As a result of the greater public awareness of the public health issue of opioid abuse, there has been increased scrutiny of, and investigation into, the commercial practices of opioid manufacturers generally by federal, state and local regulatory and governmental agencies, as well as increased legal action brought by state and local governmental entities and private parties. For example, Assertio Therapeutics is currently named as a defendant, along with numerous other manufacturers and distributors of opioid drugs, in multiple lawsuits alleging common-law and statutory causes of action for alleged misleading or otherwise improper marketing and promotion of opioid drugs. Such litigation and related matters are described in "Item 8. Financial Statements and Supplementary Data - Note 13. Commitments and Contingencies."

In March 2017, Assertio Therapeutics received a letter from Sen. Claire McCaskill (D-MO), the then-Ranking Member on the U.S. Senate Committee on Homeland Security and Governmental Affairs, requesting certain information regarding Assertio Therapeutics' historical commercialization of opioid products. Assertio Therapeutics voluntarily furnished information responsive to Sen. McCaskill's request. Assertio Therapeutics has also received subpoenas or civil investigative demands focused on historical promotion and sales of Lazanda, NUCYNTA, and NUCYNTA ER from various state attorneys general seeking documents and information regarding our historical sales and marketing of opioid products. In addition, the CDI has issued a subpoena to Assertio Therapeutics seeking information relating to its historical sales and marketing of Lazanda. The CDI subpoena also seeks information on Gralise, a non-opioid product which Assertio Therapeutics divested to Alvogen in 2020. Assertio Therapeutics has also received subpoenas from the DOJ and the New York Department of Financial Services seeking documents and information regarding its historical sales and marketing of opioid products. Assertio Therapeutics also from time to time receives and complies with subpoenas from governmental authorities related to investigations primarily focused on third parties, including healthcare practitioners. Assertio Therapeutics is cooperating with the foregoing governmental investigations and inquiries. These matters are described in "Item 8. Financial Statements and Supplementary Data - Note 13. Commitments and Contingencies."

These and other governmental investigations or inquiries, as well as lawsuits, in which we are and may become involved may result in additional claims and lawsuits being brought against us by governmental agencies or private parties. It is not possible at this time to predict either the outcome or the potential financial impact of the opioid-related lawsuits mentioned above or any governmental investigations or inquiries of us or any lawsuits or regulatory responses that may result from such investigations or inquiries or otherwise. It is also not possible at this time to predict the additional expenses related to such ongoing opioid-related litigation and investigations, which may be significant. The initiation of any additional investigation, inquiry or lawsuit relating to us, the costs and expenses associated therewith, or any assertion, claim or finding of wrongdoing by us, could:

- adversely affect our business, financial condition and results of operations;
- result in reputational harm and reduced market acceptance and demand for our products;
- harm our ability and our commercial partners' ability to market our products;
- cause us to incur significant liabilities, costs and expenses; and

- cause our senior management to be distracted from execution of our business strategy.

Furthermore, these pending investigations, inquiries and lawsuits could negatively affect our ability to raise capital and impair our ability to engage in strategic transactions.

***We face risks relating to product liability losses and other litigation liability for which we may be unable to maintain or obtain adequate protection.***

We are or may be involved in various legal proceedings, lawsuits and certain government inquiries and investigations, including with respect to, but not limited to, patent infringement, product liability, personal injury, antitrust matters, securities class action lawsuits, breach of contract, Medicare and Medicaid reimbursement claims, opioid-related matters, promotional practices and compliance with laws relating to the manufacture and sale of controlled substances. For example, we, along with other opioid manufacturers and, often, distributors, have been named in lawsuits related to the manufacturing, distribution, marketing and promotion of opioids. In addition, we have also received various subpoenas and requests for information related to the distribution, marketing and sale of our former opioid products. Moreover, we recently settled coverage litigation with our primary product liability insurer regarding whether opioid litigation claims noticed by us are covered by our policies with such insurer. Such litigation and related matters are described in "Item 8. Financial Statements and Supplementary Data - Note 13. Commitments and Contingencies." If any of these legal proceedings, inquiries or investigations were to result in an adverse outcome, the impact could have an adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

We have obtained product liability insurance for sales of our products and any future clinical trials currently underway, but:

- we may be unable to maintain product liability insurance on acceptable terms;
- we may be unable to obtain product liability insurance for future trials;
- we may be unable to obtain product liability insurance for future products; or
- our insurance may not provide adequate protection against potential liabilities (including pending and future claims relating to opioid litigation), or may provide no protection at all.

Our inability to obtain or maintain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit could be costly and significantly divert management's attention from conducting our business. If third parties were to bring a successful product liability or other claims, or series of claims, against us for uninsured liabilities, or in excess of our insured liability limits, our business, results of operations and financial condition could be adversely affected.

**Risks Related to Our Industry**

***We are subject to risks from changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry, including the opioid market, which can adversely affect our business, financial condition and results of operations.***

The manufacture, marketing, sale, promotion, and distribution of our products are subject to comprehensive government regulation. Changes in laws and regulations applicable to, and increased scrutiny and investigations of, the pharmaceutical industry, including the opioid market, could adversely affect our business and our ability to commercialize our products, thereby adversely affecting our financial condition and results of operations. For example, various federal and state governmental entities, including the U.S. Department of Justice ("DOJ") and a number of state attorneys general, have launched investigations into the marketing and sales practices of pharmaceutical companies that market or have marketed opioid and non-opioid pain medications, including us. For instance, we have received subpoenas or civil investigative demands from the DOJ, several state attorneys general, the New York Department of Financial Services and other state regulators seeking documentation and information in connection with Assertio Therapeutics' historical sales and marketing of opioid products.

Any negative regulatory request or action taken by a regulatory agency, including the FDA, with respect to our products could adversely affect our ability to commercialize such products or otherwise adversely affect our business, results of operations, and financial condition and may result in increased administrative costs in responding to government inquiries.

The regulatory actions described above, as well as the related litigation and investigations, not only create financial and operational pressure on us, but could also put pressure on other companies in our industry and with which we have contractual arrangements. Such pressures could negatively impact our contractual counterparties and may give rise to contract cancellations, breaches or rejections in bankruptcy. Furthermore, in the event that a contract counterparty seeks to reject a contract, we may have an unsecured claim for damages, which may not be paid in full (if at all), and we may be forced to return payments made within 90 days of the date of filing for bankruptcy protection. If any of these events should occur, it may have a material adverse effect on our business, financial condition and results of operations.

***Pharmaceutical marketing is subject to substantial regulation in the U.S. and any failure by us or our commercial and collaborative partners to comply with applicable statutes or regulations can adversely affect our business.***

Our current marketing activities associated with our products, as well as marketing activities related to any other products that we may acquire, or for which we or our collaborative partners obtain regulatory approval, are and will be subject to numerous federal and state laws governing the marketing and promotion of pharmaceutical products. The FDA regulates post-approval promotional labeling and advertising to ensure that they conform to statutory and regulatory requirements. In addition to FDA restrictions, the marketing of prescription drugs is subject to laws and regulations prohibiting fraud and abuse under government healthcare programs. For example, the federal healthcare program anti-kickback statute prohibits giving things of value to induce the prescribing or purchase of products that are reimbursed by federal healthcare programs, such as Medicare and Medicaid. In addition, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Under these laws, in recent years, the federal government has brought claims against drug manufacturers alleging that certain marketing activities caused false claims for prescription drugs to be submitted to federal programs. Many states have similar statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, and, in some states, such statutes or regulations apply regardless of the payor.

Governmental authorities may also seek to hold us responsible for any failure of our commercialization or collaborative partners to comply with applicable statutes or regulations. If we, or our commercial or collaborative partners, fail to comply with applicable FDA regulations or other laws or regulations relating to the marketing of our products, we could be subject to criminal prosecution, civil penalties, seizure of products, injunctions and exclusion of our products from reimbursement under government programs, as well as other regulatory or investigatory actions against our future product candidates, our commercial or collaborative partners or us.

***We may incur significant liability if it is determined that we are promoting or have in the past promoted the "off-label" use of drugs.***

Companies may not promote drugs for "off-label" use—that is, uses that are not described in the product's labeling and that differ from those approved by the FDA. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across some medical specialties. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDCA and FDA regulations restrict communications on the subject of off-label uses of drug products by pharmaceutical companies. The Office of Inspector General of the U.S. Department of Health and Human Services ("OIG"), the FDA, and the DOJ all actively enforce laws and regulations prohibiting promotion of off-label use and the promotion of products for which marketing clearance has not been obtained. If any of the investigations of the DOJ, the attorneys general identified above, and the CDI, as well as the actions filed by states and municipalities against us, result in a finding that we engaged in wrongdoing, including sales and marketing practices for our former, current and/or future products that violate applicable laws and regulations, we would be subject to significant liabilities. Such liabilities would harm our business, financial condition and results of operations as well as divert management's attention from our business operations and damage our reputation. For additional information regarding potential liability, see also " - *Governmental investigations and inquiries, regulatory actions and lawsuits brought against us by government agencies and private parties with respect to Assertio Therapeutics' historical commercialization of opioids can adversely affect our business, financial condition and results of operations."*

***Healthcare reform can increase our expenses and adversely affect the commercial success of our products.***

There have been, and there will continue to be, legislative, regulatory and third-party payor proposals to change the healthcare system in ways that could impact our ability to commercialize our products profitably. We anticipate that the federal and state legislatures and the private sector will continue to consider and may adopt and implement healthcare policies, such as the IRA and ACA, intended to curb rising healthcare costs. These cost-containment measures may include, among other measures: requirements for pharmaceutical companies to negotiate prescription drug prices with government healthcare programs; controls on government-funded reimbursement for drugs; new or increased requirements to pay prescription drug rebates to government healthcare programs, including if drug prices increase at a higher rate than inflation; controls on healthcare providers; challenges to or limits on the pricing of drugs, including pricing controls or limits or prohibitions on reimbursement for specific products through other means; requirements to try less expensive products or generics before a more expensive branded product; and public funding for cost effectiveness research, which may be used by government and private third-party payors to make coverage and payment decisions.

For example, the ACA includes numerous provisions that affect pharmaceutical companies. For example, the ACA seeks to expand healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The ACA also imposes substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit and an annual fee imposed on all manufacturers of brand prescription drugs in the U.S. The ACA also requires increased disclosure obligations and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics and contains cost-containment measures that could reduce reimbursement levels for pharmaceutical products. The ACA also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs, biologics, devices and medical supplies covered under Medicare and Medicaid to record any transfers of value to physicians and teaching hospitals and to report this data to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

In addition, the IRA contains provisions intended to lower beneficiary drug spending. Beginning in 2023, the IRA enables Medicare to negotiate prescription drug prices with manufacturers of certain high-cost drugs for the first time. A separate provision requires drug manufacturers to pay rebates to Medicare if their drug prices increase at a higher rate than the rate of inflation (the so-called inflation rebate provision). Additionally, effective in 2024, the IRA will eliminate the 5% coinsurance for catastrophic coverage under Medicare Part D; in 2025, the IRA will cap the beneficiary annual out-of-pocket expenditure. These efforts to reduce aggregate beneficiary spending are expected to shift some costs to drug manufacturers.

Any new laws or regulations that have the effect of imposing additional costs or regulatory burden on pharmaceutical manufacturers, or otherwise negatively affect the industry, could adversely affect our ability to successfully commercialize our products and any future product candidates. The implementation of any price controls, caps on prescription drugs or price transparency requirements, whether at the federal level or state level, could adversely affect our business, operating results and financial condition.

***We are not always able to protect our intellectual property and are subject to risks from liability for infringing the intellectual property of others.***

Our success depends in part on our ability to obtain and maintain patent protection for our products and technologies, and to preserve our trade secrets. Our policy is to seek to protect our proprietary rights by, among other methods, filing patent applications in the U.S. and foreign jurisdictions to cover certain aspects of our technology. We hold patents in the U.S. and in foreign countries. In addition, we may pursue patent applications relating to our technologies in the U.S. and abroad. Any such patent applications may lack priority over other applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. We also rely on trade secrets and proprietary know-how, which are difficult to protect. We seek to protect such information, in part, by entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how. These confidentiality agreements may not be effective in certain cases, due to, among other things, the lack of an adequate remedy for breach of an agreement or a finding that an agreement is unenforceable. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing other patents or intellectual property rights. We are not aware of any such intellectual property claims directly against us. The pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights. Patents issued to third parties could in the future be asserted against us, although we believe that we do not infringe any valid claim of any patents. If claims concerning any of our products were to arise and it was determined that these products infringe a third party's proprietary rights, we or our commercial partners could be subject to substantial damages for past infringement or could be forced to stop or delay activities with respect to any infringing product, unless we or our commercial partner, as applicable, can obtain a license, or our product may need to be redesigned so that it does not infringe upon such third party's patent rights, which may not be possible or could require substantial funds or time. Such a license may not be available on acceptable terms, or at all. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which could give our competitors access to the same intellectual property. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

***Settlements to ANDA litigation can be challenged and have the potential to lead to significant damage awards.***

In circumstances where we settle patent litigation claims asserted against generic drug companies, the terms of these settlements have the potential to generate new litigation, such as our recent litigation over a term of our Glumetza (metformin) ANDA settlement. Entry into other patent litigation settlement agreements subjects us to additional potential claims challenging these settlements under antitrust laws or other novel theories.

**Risks Related to Our Financial Position**

***Our existing capital resources are not necessarily sufficient to fund our future operations or product acquisitions and strategic transactions that we may pursue.***

We fund our operations primarily through revenues from product sales and do not have any committed sources of capital. To the extent that our existing capital resources and revenues from ongoing operations are insufficient to fund our future operations, product acquisitions and strategic transactions that we may pursue, or our litigation-related costs, we will have to raise additional funds through the sale of our equity securities, through additional debt financing, from development and licensing arrangements or from the sale of assets. We may be unable to raise such additional capital on a timely basis and on favorable terms, or at all. If we raise additional capital by selling our equity or convertible debt securities, the issuance of such securities could result in dilution of our shareholders' equity positions.

***Our failure to generate sufficient cash flow from our business to make payments on our debt would adversely affect our business, financial condition and results of operations. Our indebtedness could limit our ability to incur additional debt to fund our operations.***

We have significant indebtedness under the 2027 Convertible Notes. Holders of the 2027 Convertible Notes will have the right to require us to repurchase their 2027 Convertible Notes for cash upon the occurrence of a "fundamental change," as defined in the indenture for the 2027 Convertible Notes, and we may elect to settle all or a portion of the conversion obligation of the 2027 Convertible Notes in cash. Our ability to make scheduled payments of the principal of, to pay interest on, to offer to repurchase the 2027 Convertible Notes upon a fundamental change as defined in the indenture for the 2027 Convertible Notes, or to refinance the 2027 Convertible Notes and any additional debt obligations we may incur depends on our future performance, which is subject to economic, financial, competitive and other factors that may be beyond our control. If we are unable to generate the necessary cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Any failure to generate sufficient cash flow to satisfy our obligations under the 2027 Convertible Notes or any future indebtedness could lead to a default under the 2027 Convertible Notes or such indebtedness.

The indenture for the 2027 Convertible Notes contains covenants limiting our ability in the future to secure our or our subsidiaries' assets or have our subsidiaries issue guarantees without equally and ratably securing or guaranteeing the 2027 Convertible Notes. These covenants may make it more difficult for us to incur indebtedness to fund our operations on attractive terms or at all.

We may seek to refinance all or a portion of our outstanding indebtedness in the future. Any such refinancing would depend on the capital markets and business and financial conditions at the time, which could affect our ability to obtain attractive terms if or when desired or at all.

In addition, our significant indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences to our business. For example, it could:

- make it more difficult for us to meet our payment and other obligations under our indebtedness;
- result in other events of default under our indebtedness, which events of default could result in all of our debt becoming immediately due and payable;
- make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

- limit our ability to borrow additional amounts for working capital and other general corporate purposes, including funding possible acquisitions of, or investments in, new and complementary businesses, products and technologies, which is a key element of our corporate strategy;

- subject us to the risk of increased sensitivity to interest rate increases on any future indebtedness with variable interest rates;

- require the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including working capital, business development activities, any future clinical trials and/or research and development, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

- put us at a disadvantage compared to our competitors who have less debt.

Any of these factors can adversely affect our business, financial condition and results of operations. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

***Conversions of the 2027 Convertible Notes or future sales of our common stock or equity-linked securities in the public market could lower the market price of our common stock and adversely impact the trading price of the 2027 Convertible Notes.***

In 2022, we issued the 2027 Convertible Notes, and in the future, we may sell additional shares of our common stock or equity-linked securities to raise capital. A substantial number of shares of our common stock is reserved for issuance upon the exercise of restricted stock units and stock options, and upon conversion of the 2027 Convertible Notes. We cannot predict the effect, if any, that conversions of the 2027 Convertible Notes or of any future issuances of common stock or equity-linked securities, may have on the market price of our common stock. The issuance and sale or conversion of substantial amounts of common stock or equity-linked securities, or the perception that such issuances and sales may occur, could adversely affect the trading price of the 2027 Convertible Notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities.

***We have incurred operating losses in the past and may incur operating losses in the future.***

We have incurred net losses in many years. We may incur operating losses in future years. Any such losses may have an adverse impact on our total assets, shareholders' equity and working capital.

***We have significant amounts of long-lived assets which depend upon future positive cash flows to support the values recorded in our balance sheet. We are subject to increased risk of future impairment charges should actual financial results differ materially from our projections.***

Our consolidated balance sheet contains significant amounts of long-lived assets, including intangible assets representing the product rights which we have acquired. We review the carrying value of our long-lived assets when indicators of impairment are present, as was the case in the third quarter of 2022 and the fourth quarter of 2021. Conditions that could indicate impairment of long-lived assets include, but are not limited to, a significant adverse change in market conditions, significant competing product launches by our competitors, significant adverse change in the manner in which the long-lived asset is being used, and adverse legal or regulatory outcomes. In performing our impairment tests, which assess the recoverability of our assets, we utilize our future projections of cash flows. Projections of future cash flows are inherently subjective and reflect assumptions that may or may not ultimately be realized. Significant assumptions utilized in our projections include, but are not limited to, grouping long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, our evaluation of the market opportunity for our products, the current and future competitive landscape and resulting impacts to product pricing, future regulatory actions, planned strategic initiatives and the realization of benefits associated with our existing patents. Given the inherent subjectivity and uncertainty in projections, we could experience significant unfavorable variances in future periods or revise our projections downward. This would result in an increased risk that our long-lived assets may be impaired.

***Our customer concentration can materially adversely affect our financial condition and results of operations.***

We sell a significant amount of our products to a limited number of independent wholesale drug distributors. If we were to lose the business of one or more of these distributors, if any of these distributors failed to fulfill their obligations, if any of these distributors experienced difficulty in paying us on a timely basis, or if any of these distributors negotiated lower pricing or extended payment terms, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

***Our product revenues have typically been lower in the first quarter of the year as compared to the fourth quarter of the preceding year.***

Our product revenues have typically been lower in the first quarter of the year as compared to the fourth quarter of the preceding year. We believe this arises primarily as a result of wholesalers' reductions of inventory of our products in the first quarter and annual changes in health insurance plans that occur at the beginning of the calendar year.

Our wholesalers typically end the calendar year with higher levels of inventory of our products than at the end of the first quarter of the following year. As a result, in such first quarters, net sales are typically lower than would otherwise have been the case as a result of the reduction of product inventory at our wholesalers. Any material reduction by our wholesalers of their inventory of our products in the first quarter of any calendar year as compared to the fourth quarter of the preceding calendar year can adversely affect our operating results and can cause our stock price to decline.

Many health insurance plans and government programs reset annual limits on deductibles and out-of-pocket costs at the beginning of each calendar year and require participants to pay for substantially all of the costs of medical services and prescription drug products until such deductibles and annual out-of-pocket cost limits are met. In addition, enrollment in high-deductible health insurance plans has increased significantly in recent years. As a result of these factors, patients may delay filling or refilling prescriptions for our products or substitute less expensive generic products until such deductibles and annual out-of-pocket cost limits are met. Any reduction in the demand for our products, including those marketed by our commercialization partners as a result of the foregoing factors or otherwise, can adversely affect our business, operating results and financial condition.

***Changes in fair value of contingent consideration obligation assumed as part of the Zyla Merger can adversely affect our results of operations.***

Contingent consideration obligations arise from the INDOCIN product and relate to the potential future contingent milestone payments and royalties payable under the respective agreements. The contingent consideration is initially recognized at its fair value on the acquisition date and is remeasured to fair value at each reporting date until the contingency is resolved with changes in fair value recognized in earnings. The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting. The significant assumptions used in the calculation of the fair value included projections of future INDOCIN product revenues, revenue volatility, discount rate, and credit spread. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Updates to assumptions could have a significant impact on our results of operations in any given period.

***If we are unable to satisfy regulatory requirements relating to internal controls, our stock price could suffer.***

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of the effectiveness of their internal control over financial reporting. At the end of each fiscal year, we must perform an evaluation of our internal control over financial reporting, include in our annual report the results of the evaluation and have our external auditors also publicly attest to the effectiveness of our internal control over financial reporting.

Our ability to produce accurate financial statements and comply with applicable laws, rules and regulations is largely dependent on our maintenance of internal control and reporting systems, as well as on our ability to attract and retain qualified management and accounting personnel to further develop our internal accounting function and control policies. If we fail to effectively establish and maintain such reporting and accounting systems or fail to attract and retain personnel who are capable of designing and operating such systems, these failures will increase the likelihood that we may be required to restate our financial results to correct errors or that we will become subject to legal and regulatory infractions, which may entail civil litigation and investigations by regulatory agencies including the SEC. In addition, if material weaknesses are found in our internal controls in the future, if we fail to complete future evaluations on time or if our external auditors cannot attest to the effectiveness of our internal control over financial reporting, we could fail to meet our regulatory reporting requirements and be subject to regulatory scrutiny and a loss of public confidence in our internal controls, which could have an adverse effect on our stock price or expose us to litigation or regulatory proceedings, which may be costly or divert management attention.

***Our financial results are impacted by management's assumptions and use of estimates.***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as product returns, rebates, evaluation of impairment of intangible assets, fair value of contingent consideration obligation and taxes on income. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of our business and operations, actual results could differ materially from these estimates. Refer to the Critical Accounting Policies and Significant Estimates section within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

**Risks Related to Future Product Development**

***The development of drug candidates is inherently difficult and uncertain, and we cannot be certain that any of our future product candidates or those of our collaborative partners will be approved for marketing or, if approved, will achieve market acceptance.***

Clinical development is a long, expensive and uncertain process and is subject to delays and failures. As a condition to regulatory approval, each future product candidate must undergo extensive and expensive preclinical studies and clinical trials to demonstrate to a statistically significant degree that any such product candidate is safe and effective. The results at any stage of the development process may lack the desired safety, efficacy or pharmacokinetic characteristics. Positive or encouraging results of prior clinical trials are not necessarily indicative of the results obtained in later clinical trials. Further, product candidates in later clinical trials may fail to show the desired safety and efficacy despite having progressed in development. In addition, data obtained from pivotal clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

Product candidates are subject to the risk that any or all of them may be found to be ineffective or unsafe, or otherwise may fail to receive necessary regulatory clearances. The FDA or other applicable regulatory agencies may determine that our data is not sufficiently compelling to warrant marketing approval and require us to engage in additional clinical trials or provide further analysis, which may be costly and time-consuming. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in preclinical studies or earlier clinical trials. If our future product candidates fail at any stage of development, they will not receive regulatory approval, we will not be able to commercialize them and we will not receive any return on our investment in any such product candidates.

Other factors could delay or result in the termination of our or our collaborative partner's future clinical trials and related development programs, including:

- negative or inconclusive results;
- patient enrollment requirements and rates;
- patient noncompliance with the protocol;
- adverse medical events or side effects among patients during the clinical trials;
- any findings resulting from FDA inspections of clinical operations;
- failure to meet FDA preferred or recommended clinical trial design, end points or statistical power;
- failure to comply with good clinical practices;
- failure of third-party clinical trial vendors to comply with applicable regulatory laws and regulations;
- compliance with applicable laws and regulations;
- inability of third-party clinical trial vendors to satisfactorily perform their contractual obligations, comply with applicable laws and regulations or meet deadlines;
- delays or failures in obtaining clinical materials or manufacturing sufficient quantities of the product candidate for use in clinical trials;
- delays or failures in recruiting qualified patients to participate in clinical trials;
- unexpected external medical threats such as the COVID-19 pandemic or future outbreaks; and

- actual or perceived lack of efficacy or safety of the product candidate.

We are unable to predict whether any future product candidates will receive regulatory clearances or be successfully manufactured or marketed. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frame for commercializing a product is long and uncertain. Even if product candidates receive regulatory clearance, these products may not achieve or maintain market acceptance. If it is discovered that our or our collaborators' products or technologies have potential adverse effects or other characteristics that indicate they may be ineffective as therapeutics, our product development efforts and our business could be significantly harmed.

Even assuming our or our collaborative partners' products obtain regulatory approval, successful commercialization requires:

- market acceptance;
- a cost-effective commercial-scale production; and
- reimbursement under private or governmental health plans.

Any material delay or failure in the governmental approval process, the successful production of commercial product or the successful commercialization of any future approved product candidates, or those of our collaborative partners, could adversely impact our business, financial condition and results of operations.

***We and our collaborative partners customarily depend on third-party contract research organizations, clinical investigators and clinical sites to conduct clinical trials with regard to product candidates, and if they do not perform their regulatory, legal and contractual obligations, or successfully enroll patients in and manage our clinical trials, we and our collaborative partners may not be able to obtain regulatory approvals for future product candidates.***

We and our collaborative partners customarily rely on third-party contract research organizations and other third parties to assist us in designing, managing, monitoring and otherwise conducting clinical trials. We and our collaborative partners do not directly control these third parties and, as a result, we and our collaborative partners may be unable to control the amount and timing of resources that they devote to our or our collaborative partners' clinical trials.

Although we and our collaborative partners rely on third parties to conduct clinical trials, we and our collaborative partners are responsible for confirming that each clinical trial is conducted in accordance with its general investigational plan and protocol, as well as the FDA's and other applicable regulatory agencies' requirements, including good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. If we, contract research organizations or other third parties assisting us or our collaborative partners with clinical trials fail to comply with applicable good clinical practices, the clinical data generated in such clinical trials may be deemed unreliable and the FDA, or other applicable regulatory agencies, may require us or our collaborative partners to perform additional clinical trials before approving any marketing applications with regard to future product candidates. We cannot be certain that, upon inspection, the FDA or other applicable regulatory agencies will determine that any of our clinical trials or our collaborative partners comply with good clinical practices. In addition, clinical trials must be conducted with product produced under the FDA's cGMP regulations and similar regulations outside of the U.S. Our or our collaborative partners' failure, or the failure of our product manufacturers, to comply with these regulations may require the repeat or redesign of clinical trials, which would delay the regulatory approval process.

We and our collaborative partners also customarily rely on clinical investigators and clinical sites to enroll patients and other third parties to manage clinical trials and to perform related data collection and analysis. If clinical investigators and clinical sites fail to enroll a sufficient number of patients in such clinical trials or fail to enroll them on the planned schedule, these trials may not be completed or completed as planned, which could delay or prevent us or our collaborative partners from obtaining regulatory approvals for future product candidates.

Agreements with clinical investigators and clinical sites for clinical testing and for trial management services place substantial responsibilities on these parties, which could result in delays in, or termination of, clinical trials if these parties fail to perform as expected. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to clinical protocols or for other reasons, clinical trials may be extended, delayed or terminated, and we and our collaborative partners may be unable to obtain regulatory approval for, or successfully commercialize, product candidates. In addition, clinical trials sometimes need to be amended once the trial is in process in order to ensure enrollment and/or successful prosecution of a trial, and such amendments could introduce significant delays and/or additional costs to our or our collaborative partners' clinical programs.

*Failure to obtain regulatory approval for our products, our raw materials or future product candidates, will limit our ability to commercialize our products, and our business will suffer.*

The regulatory process is expensive and time consuming. Even after investing significant time and expenditures on clinical trials, we may not obtain regulatory approval of any future product candidates. Data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval, and the FDA may not agree with our methods of clinical data analysis or our conclusions regarding safety and/or efficacy. Significant clinical trial delays could impair our ability to commercialize any future products and could allow our competitors to bring products to market before we do. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product.

*We are subject to risks associated with NDAs submitted under Section 505(b)(2) of the FDCA.*

The products we and our collaborative partners develop or acquire generally are or will be submitted for approval under Section 505(b)(2) of the FDCA, which was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For instance, the NDA for Cambia relies on the FDA's prior approval of Cataflam, the diclofenac initially approved by the FDA.

For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Act apply. In accordance with the Hatch-Waxman Act, such NDAs may be required to include certifications, known as "Paragraph IV certifications," that certify any patents listed in the Orange Book publication in respect to any product referenced in the 505(b)(2) application are invalid, unenforceable and/or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) application. Under the Hatch-Waxman Act, the holder of the NDA which the 505(b)(2) application references may file a patent infringement lawsuit after receiving notice of the Paragraph IV certification. Filing of a patent infringement lawsuit triggers a one-time automatic 30-month stay of the FDA's ability to approve the 505(b)(2) application. Accordingly, we may invest a significant amount of time and expense in the development of one or more products only to be subject to significant delay and patent litigation before such products may be commercialized, if at all. A Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

The FDA may also require us to perform one or more additional clinical studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or only some of the indications sought by us. If the FDA disagrees with the use of the Section 505(b)(2) regulatory pathway for future product candidates, we would need to reconsider our plans and might not be able to obtain approval for any such product candidates in a timely or cost-efficient manner, or at all. The FDA may also reject our future Section 505(b)(2) submissions and may require us to file such submissions under Section 501(b)(1) of the FDCA, which could be considerably more expensive and time-consuming.

**Risks Related to Share Ownership and Other Stockholder Matters**

*The market price of our common stock historically has been volatile. Our results of operations have and may continue to fluctuate and affect our stock price.*

The trading price of our common stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors affecting our operating results and that could adversely affect our stock price include:

- the degree of commercial success and market acceptance of our products, including the coverage of our products by payors and pharmacy benefit managers;
- our ability to successfully develop and execute our sales, marketing and non-personal and digital promotion strategies, including developing and maintaining relationships with customers, physicians, payors and other constituencies;
- the entry and sales of generics of our products (including the INDOCIN products which are not patent protected and may face generic competition at any time) and/or other products competitive with any of our products (including compounded indomethacin suppositories that a 503B compounder recently began selling in what we believe to be violation of certain provisions of the FDCA and which compete with our INDOCIN suppositories);

- our ability to successfully execute our business strategy, business development, strategic partnerships, and investment opportunities to build and grow for the future, including through product acquisitions, commercialization agreements, licensing or technology agreements, equity investments, and business combinations;

- the outcome of, and our intentions with respect to, any litigation or investigations, including antitrust litigation, opioid-related investigations, opioid-related litigation and related claims for negligence and breach of fiduciary duty against our former insurance broker, and other disputes and litigation, and the costs and expenses associated therewith;

- filings and other regulatory or governmental actions, investigations or proceedings related to our products and any future product candidates and those of our commercialization and collaborative partners;

- developments concerning proprietary rights, including patents, infringement allegations, inter parties review proceedings and litigation matters;

- legal and regulatory developments in the U.S.;

- actions taken by industry stakeholders affecting the market for our products;

- our ability to generate sufficient cash flow from our business to fund operations and make payments on our indebtedness;

- our and our commercialization and collaborative partners' compliance or noncompliance with legal and regulatory requirements and with obligations under our collaborative agreements;

- adverse events related to our products, including recalls;

- interruptions of manufacturing or supply, or other manufacture or supply difficulties;

- variations in revenues obtained from commercialization and collaborative agreements, including contingent milestone payments, royalties, license fees and other contract revenues, including nonrecurring revenues, and the accounting treatment with respect thereto;

- adverse events or circumstances related to our peer companies or our industry or the markets for our products;

- adoption of new technologies by us or our competitors;

- our compliance with the terms and conditions of the agreements governing our indebtedness;

- sales of large blocks of our common stock; and

- variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results are measured, presented and compare to our financial and operating projections and analyst expectations.

As a result of these and other such factors, our stock price may continue to be volatile and investors may be unable to sell their shares at a price equal to, or above, the price paid. Any significant drops in our stock price could give rise to shareholder lawsuits, which are costly and time-consuming to defend against and which may adversely affect our ability to raise capital while the suits are pending, even if the suits are ultimately resolved in our favor.

In addition, if the market for pharmaceutical stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. For example, if one or more securities or industry analysts downgrades our stock or publishes an inaccurate research report about our company, the market price for our common stock would likely decline. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us.

A decrease in the market price of our common stock would likely adversely impact the trading price of the 2027 Convertible Notes. The market price of our common stock could also be affected by possible sales of our common stock by investors who view the 2027 Convertible Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. This trading activity could, in turn, affect the trading price of the 2027 Convertible Notes.

***Our common stock may be delisted from the Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq's continued listing standards.***

Our common stock is listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on The Nasdaq Capital Market, including the requirement to maintain a minimum bid price of at least $1.00 (the "Bid Price Rule"). If a deficiency with respect to this requirement continues for a period of 30 consecutive business days, Nasdaq may require us to satisfy a minimum bid price per share of our common stock of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that we have demonstrated an ability to maintain long-term compliance with the Bid Price Rule. Although we are currently in compliance with the Bid Price Rule, we have been unable to comply with this rule in the past and for periods in 2021 our continued listing on the Nasdaq Capital Market required the grant of a grace period from Nasdaq and the implementation of a one-for-four reverse stock split. If we fail to comply with the Bid Price Rule in the future, there can be no assurance that we will be granted such grace periods or that we will be able to receive the necessary shareholder approval to implement an additional reverse stock split. In particular, we may encounter difficulties obtaining such shareholder approval due to our heavily retail investor shareholder base, which may also affect our ability to obtain shareholder approval of other significant corporate actions.

Any delisting of our common stock would likely adversely affect the market liquidity and market price of our common stock and our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors. If we were delisted from The Nasdaq Capital Market, it would constitute a "fundamental change" under the 2027 Convertible Notes, which would require us to offer to repurchase the 2027 Convertible Notes and would allow the holders of the 2027 Convertible Notes to convert their 2027 Convertible Notes into our common stock at an increased conversion rate, which would make conversion of the 2027 Convertible Notes more dilutive.

***We are a "smaller reporting company" and we take advantage of reduced disclosure and governance requirements applicable to such companies, which could result in our common stock being less attractive to investors.***

We are a "smaller reporting company" as defined in SEC rules, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies including, but not limited to, not being required to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If investors find our common stock less attractive as a result of our reduced reporting requirements, there may be a less active trading market for our common stock and our stock price may be more volatile. We may also be unable to raise additional capital as and when we need it.

***Our business could be impacted as a result of actions by activist shareholders, including as a result of a potential proxy contest for the election of directors at our annual meeting.***

The Company was subjected to a proxy contest in the run up to its 2016 Annual Meeting of Shareholders, which resulted in the negotiation of changes to the Board of Directors and substantial costs being incurred. A future proxy contest would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and the Board of Directors. The potential of a proxy contest could interfere with our ability to execute our strategic plan, give rise to perceived uncertainties as to our future direction, adversely affect our relationships with customers, suppliers, investors, prospective and current team members and others, result in the loss of potential business opportunities, or make it more difficult to attract and retain qualified personnel, any of which could materially and adversely affect our business and operating results.

We may also be subject, from time to time, to other legal and business challenges in the operation of our company due to actions instituted by activist shareholders. Responding to such actions could be costly and time-consuming.

***We are subject to risks related to unsolicited takeover attempts in the future.***

We have in the past and may in the future be subject to unsolicited attempts to gain control of our company. Responding to any such attempt would distract management attention away from our business and would require us to incur significant costs. Moreover, any unsolicited takeover attempt may disrupt our business by causing uncertainty among current and potential employees, producers, suppliers, customers and other constituencies important to our success, which could negatively impact our financial results and business initiatives. Other disruptions to our business include potential volatility in our stock price and potential adverse impacts on the timing of, and our ability to consummate, acquisitions of products and companies.

## ITEM 1B.  UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our corporate headquarters is located in Lake Forest, Illinois, where we lease approximately 31,000 square feet of office space (the "Lake Forest Lease"). Unless renewed, the Lake Forest Lease will expire on January 31, 2024. Our facilities are used for office purposes only and no commercial manufacturing takes place at our facilities.

Prior to our corporate headquarters relocation in 2018, we had leased our previous corporate office in Newark, California (the "Newark Lease"). The Newark Lease terminated at the end of November 2022. In connection with the Zyla Merger, we assumed an operating lease for the corporate offices in Wayne, Pennsylvania, which terminated in February 2022 (the "Wayne Lease").

For additional information regarding the Lake Forest Lease, Newark Lease, and Wayne Lease, see "Item 8. Financial Statements and Supplementary Data - Note 12. Leases."

## ITEM 3.  LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see "Item 8. Financial Statements and Supplementary Data - Note 13. Commitments and Contingencies."

## ITEM 4.  MINE SAFETY DISCLOSURES

Not applicable.

<center>PART II</center>

## ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information and Holders of Common Stock

Our common stock trades on the Nasdaq Capital Market under the symbol "ASRT." As of December 31, 2022, there were 26 shareholders of record for our common stock, one of which is Cede & Co., a nominee for Depository Trust Company, or DTC. All of the shares of common stock held by brokerage firms, banks, and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co. as one shareholder. Accordingly, the number of holders of record does not include beneficial owners whose shares are held by nominees in street name.

### Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is contained in Part III, Item 14 of this Annual Report on Form 10-K.

### Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not currently intend to pay cash dividends on our common stock for the foreseeable future. In addition, our ability to pay cash dividends on our common stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to shareholders will therefore be limited to the increase, if any, of our stock price.

### Recent Sales of Unregistered Securities

We did not sell any equity securities during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

### Stock Performance Graph

We are a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and therefore are not required to provide the stock performance graph.

### Issuer Purchases of Equity Securities

We did not repurchase any shares of the Company's common stock during the period covered by this Annual Report on Form 10-K, except for shares surrendered to us, as reflected in the following table, to satisfy tax withholding obligations in connection with the vesting of equity awards.

| | (a) Total Number of Shares (or Units) Purchased [1] | (b) Average Price Paid per Share | (c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs | (d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2022 -  October 31, 2022 | 71,533 | $2.27 | N/A | N/A |
| November 1, 2022 - November 30, 2022 | 1,304 | $2.81 | N/A | N/A |
| December 1, 2022 - December 31, 2022 | — | — | N/A | N/A |
| Total | 72,837 | $2.28 | | |

(1) Consists of shares withheld to pay employees' tax liability in connection with the vesting of restricted stock units granted under our stock-based compensation plans. These shares may be deemed to be "issuer purchases" of shares.

## ITEM 6. [RESERVED]

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and the related notes thereto included in this Annual Report on Form 10-K. In addition to historical information, some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.*

### Overview

We are a commercial pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. Our commercial portfolio of branded products focuses on three areas: neurology, rheumatology, and pain and inflammation. We have built our commercial portfolio through a combination of increased opportunities with existing products, as well as through the acquisition or licensing of additional approved products. Our primary marketed products are:

| INDOCIN® (indomethacin) Suppositories<br><br><br>INDOCIN® (indomethacin) Oral Suspension | A suppository and oral solution of indomethacin used both in hospitals and out-patient settings. Both products are nonsteroidal anti-inflammatory drug (NSAID), indicated for:<br><br>• Moderate to severe rheumatoid arthritis including acute flares of chronic disease<br>• Moderate to severe ankylosing spondylitis<br>• Moderate to severe osteoarthritis<br>• Acute painful shoulder (bursitis and/or tendinitis)<br>• Acute gouty arthritis |
|---|---|
| Otrexup® (methotrexate) injection for subcutaneous use | A once weekly single-dose auto-injector containing a prescription medicine, methotrexate. Otrexup is folate analog metabolic inhibitor indicated for the:<br><br>• Management of patients with severe, active rheumatoid arthritis (RA) and polyarticular juvenile idiopathic arthritis (pJIA), who are intolerant of or had an inadequate response to first-line therapy.<br>• Symptomatic control of severe, recalcitrant, disabling psoriasis in adults who are not adequately responsive to other forms of therapy. |
| Sympazan® (clobazam) oral film | A benzodiazepine indicated for the adjunctive treatment of seizures associated with Lennox-Gastaut Syndrome (LGS) in patients aged two years of age or older . Sympazan is the only product to offer clobazam in a convenient film with PharmFilm® technology. Sympazan is taken without water or liquid, adheres to the tongue, and dissolves to deliver clobazam. |
| SPRIX® (ketorolac tromethamine) Nasal Spray | A prescription NSAID indicated in adult patients for the short-term (up to five days) management of moderate to moderately severe pain that requires analgesia at an opioid level. SPRIX is a non-narcotic nasal spray provides patients with moderate to moderately severe short-term pain a form of ketorolac that is absorbed rapidly but does not require an injection administered by a healthcare provider. |
| CAMBIA® (diclofenac potassium for oral solution) | A prescription NSAID indicated for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older. CAMBIA can help patients with migraine pain, nausea, photophobia (sensitivity to light), and phonophobia (sensitivity to sound). CAMBIA is not a pill; it is a powder, and combining CAMBIA with water activates the medicine in a unique way. |
| Zipsor® (diclofenac potassium) Liquid filled capsules | A prescription NSAID used for relief of mild-to-moderate pain in adults (18 years of age and older). Zipsor uses proprietary ProSorb® delivery technology to deliver a finely dispersed, rapid and consistently absorbed formulation of diclofenac. |

Other commercially available products include OXAYDO® (oxycodone HCI, USP) tablets for oral use only —CII.

On October 27, 2022, we completed the Sympazan Acquisition from Aquestive. Under the terms of the definitive agreement governing the Sympazan Acquisition, we acquired an exclusive license for the Sympazan intellectual property from Aquestive for an upfront payment of $9.0 million and a $6.0 million milestone payment contingent upon allowance of an existing patent application which, at the date of the transaction, Aquestive was prosecuting. The patent allowance was granted in the fourth quarter of 2022, which extends the patent coverage until 2040. Accordingly, we have paid in full the $6.0 million milestone payment. We are also required to pay Aquestive cash royalties on a quarterly basis equal to 10.0% of the gross margin (defined within the definitive agreement) from sales of Sympazan. We also entered into a long-term supply agreement with Aquestive for Sympazan.

On August 22, 2022, we issued $70.0 million aggregate principal amount of Convertible Senior Notes which mature on September 1, 2027 and bear interest at the rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023. We used the net proceeds from the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our outstanding 2024 Secured Notes and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes. We expect to use the remaining net proceeds from the 2027 Convertible Notes for general corporate purposes.

On February 27, 2023, we completed a transaction with a limited number of holders of our outstanding 2027 Convertible Notes (the "Exchanged Notes") to exchange $30.0 million aggregate principal amount of Exchanged Notes pursuant to separate, privately negotiated exchange agreements for a combination of (a) a cash payment and (b) an agreed number of shares of our common stock. The shares of our common stock were issued in private placements exempt from registration in reliance on Section 4(a)(2) of the Securities Act. We paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of our common stock in the transactions. We did not receive any cash proceeds from the issuance of the shares of our common stock. Refer to Note 10 of the accompanying Consolidated Financial Statements for additional information on the 2027 Convertible Notes.

On December 15, 2021, we, through a newly-formed subsidiary, Otter Pharmaceuticals, LLC, entered into the Purchase Agreement with Antares, and concurrently consummated the Otrexup Acquisition. Pursuant to the terms of the Purchase Agreement, we acquired Antares' rights, title and interest in and to Otrexup, including certain related assets, intellectual property, contracts, and product inventory for (i) $18.0 million in cash paid at closing, (ii) $16.0 million in cash paid on May 31, 2022, and (iii) $10.0 million in cash paid on December 15, 2022.

On May 18, 2021, we effected a 1-for-4 reverse stock split of our issued and outstanding par value $0.0001 common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All common stock share and per share data included in these financial statements have been retrospectively adjusted to reflect the effect of the reverse stock split for all periods presented.

On May 20, 2020, we completed the Zyla Merger with Zyla pursuant to the Merger Agreement. Pursuant to the Zyla Merger, we acquired our current commercial products INDOCIN (suppository and oral solution), SPRIX, and OXAYDO.

## CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations for annual reporting. Our management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant judgements and estimates used in the preparation of our consolidated financial statements.

A more detailed discussion of our critical accounting policies may be found in "Note 1. Organization and Significant Accounting Policies," of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K, and the impact and risks associated with our accounting policies are discussed throughout this Annual Report on Form 10-K and in the Notes to the Consolidated Financial Statements.

*Revenue Recognition*

Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs upon delivery to the customer. Our performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances (gross-to-net sales allowances).

Product sales allowances consist primarily of provisions for product returns, managed care rebates, and government rebates (managed care rebates and government rebates are collectively referred to as "rebates"), wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks. We consider product sales allowances to be variable consideration and estimate and recognize product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of our agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product, and specific known market events, such as competitive pricing and new product introductions. We use the most likely method in estimating product sales allowances. If actual future results vary from our estimates, we may need to adjust the estimates, which could have an effect on product sales and earnings in the period of adjustment.

We believe our estimates related to gross-to-net sales adjustments for product return allowances and rebates are judgmental and are subject to change based on our experience and certain quantitative and qualitative factors. We believe that our estimates related to gross-to-net sales adjustments for wholesaler and pharmacy fees and discounts, prompt payment discounts, patient discount programs and chargebacks do not have a high degree of estimation complexity or uncertainty, as the related amounts are settled within a relatively short period of time, although the timing of ultimate settlement of returns and chargebacks-related allowances can be prolonged by our process to validate such adjustments before settlement is finalized.

Product Returns - We allow customers to return product for credit with respect to that product within six months before and up to 12 months after the product expiration date. We estimate product returns and associated credit based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. We do not assume financial responsibility for returns of any of our currently marketed products if those returns relate to sales of that product prior to the period of our ownership of the respective product. For products we have divested, we are only financially responsible for product returns of products sold by us, which are identified by specific lot numbers.

Shelf lives for our products, from the respective manufacture dates, range from 24 months to 48 months. Because of the shelf life of our products and our return policy of issuing credits with respect to product that is returned within six months before and up to 12 months after its product expiration date, there may be a significant period of time between when the product is shipped and when we issue credit on a returned product. Accordingly, we may have to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustments.

Managed Care Rebates - We offer discounts under contracts with certain managed care providers. We generally pay managed care rebates one to three months after prescriptions subject to the rebate are filled.

Government Rebates - We offer discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare & Medicaid Services' Medicaid Drug Rebate Program and Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. We generally pay government rebates three to twelve months after prescriptions subject to the rebate are filled. These rebates are subject to our active participation in the respective programs.

The following table reflects activity relating to the Company's liability for rebates, returns and discounts as of December 31, 2022 and 2021 (in thousands):

| | Product Returns | | Rebates [1] | | Other Sales Allowances [2] | | Total[4] | |
|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2020 | $ | 19,870 | $ | 21,345 | $ | 23,227 | $ | 64,442 |
| Provisions made in current period to Product Sales, net | | 14,998 | | 19,906 | | 60,443 | | 95,347 |
| Provisions made in current period to Other revenue [3] | | 210 | | 378 | | 397 | | 985 |
| Payments and credits made in current period | | (1,915) | | (35,549) | | (69,710) | | (107,174) |
| Balance as of December 31, 2021 | $ | 33,163 | $ | 6,080 | $ | 14,357 | $ | 53,600 |
| Provisions made in current period to Product Sales, net | | 7,247 | | 23,299 | | 71,535 | | 102,081 |
| Provisions made in current period to Other revenue [3] | | 1,290 | | — | | — | | 1,290 |
| Payments and credits made in current period | | (10,413) | | (21,694) | | (74,552) | | (106,659) |
| Balance as of December 31, 2022 | $ | 31,287 | $ | 7,685 | $ | 11,340 | $ | 50,312 |

(1) Rebates consist of managed care rebates and government rebates.
(2) Other Sales Allowances consist of wholesaler and pharmacy discounts, prompt pay discounts, patient discount programs, and chargebacks.
(3) Consists of sales adjustments for previously divested products recognized in Other revenue in the Consolidated Statements of Comprehensive Income (Loss).
(4) Balance includes allowances for cash discounts for prompt payment of $0.9 million, $0.9 million and $1.3 million as of December 31, 2022, 2021 and 2020, respectively, which are recognized in Account receivable, net in the Company's Consolidated Balance Sheets.

### Acquisitions

We account for acquired businesses using the acquisition method of accounting under ASC 805, *Business Combinations* ("ASC 805"), which requires that assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to present value expected future net cash flows, the assessment of each asset's life cycle, the impact of competitive trends on each asset's life cycle and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed, and the resulting timing and amounts charged to or recognized in current and future operating results. For these and other reasons, actual results may vary significantly from estimated results.

On October 27, 2022, we completed the Sympazan Acquisition, and on December 15, 2021, we completed the Otrexup Acquisition. Both of these acquisitions were accounted for under ASC 805. See "Note 2. Acquisitions" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

### Contingent Consideration Obligation

Pursuant to the May 2020 Zyla Merger, we assumed a contingent consideration obligation which is measured at fair value. We have an obligation to make contingent consideration payments for future royalties to an affiliate of CR Group L.P. ("CRG") based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029.

At each reporting date, we re-measure the contingent consideration obligation to estimated fair value, and recognize the change in fair value in Fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive Income (Loss). The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting. The significant assumptions used in the calculation of the fair value include projections of future INDOCIN product revenues including the probability assigned to the achievement of those projections, revenue volatility, discount rate, and credit spread. During the years ended December 31, 2022 and 2021, we recognized an expense of

$18.7 million and $3.9 million, respectively, for the change in fair value of contingent consideration. The significant assumptions used in the calculation of the fair value as of December 31, 2022 included revenue volatility of 40%, discount rate of 9.0%, credit spread of 3.8% and updated projections of future INDOCIN product revenues.

*Impairment of Long-lived Assets*

We evaluate long-lived assets, including property and equipment and acquired intangible assets consisting of product rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss is calculated as the excess of the carrying amount over the fair value. Estimating future cash flows and fair value related to an intangible asset involves significant estimates and assumptions. If our assumptions are not correct, there could be an impairment loss or, in the case of a change in the estimated useful life of the asset, a change in amortization expense.

In the third quarter of 2022 and the fourth quarter of 2021, we determined that there was an indicator of impairment present based on our market capitalization compared to our carrying value as of September 30, 2022 and December 31, 2021. For each of the respective periods the indicator was present, after grouping the long-lived assets, including purchased developed technology and trademarks, at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, we estimated the future net undiscounted cash flows expected to be generated from the use of the long-lived asset group and its eventual disposition. We then compared the estimated undiscounted cash flows to the carrying amount of the long-lived asset group. Based on this test performed at both September 30, 2022 and December 31, 2021, we determined that the estimated undiscounted cash flows were in excess of the carrying amount of the long-lived asset group and, accordingly, the long-lived asset group is fully recoverable as of both September 30, 2022 and December 31, 2021. There were no indicators of impairment of long-lived assets identified during the three months ended December 31, 2022.

*Income Taxes*

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We follow the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the consolidated balance sheet and provide any necessary allowances as required. Determining necessary allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. When we determine that it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that we determine is more-likely-than-not to be realized.

During the year ended December 31, 2022, we reversed $89.3 million of our previously recorded valuation allowances against the net deferred tax asset. As part of our valuation assessment, we primarily relied on the projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences. We did retain $12.5 million of valuation allowance because realization of the future benefits for the associated deferred tax assets is not considered more-likely-than-not to occur. We will continue to assess the realizability of our deferred tax assets on a quarterly basis and assess whether an additional reserve or a release of a valuation allowance is required in future periods.

We are subject to examination of our income tax returns by various tax authorities on a periodic basis. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. We have applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that, in our judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

We recognize tax liabilities in accordance with ASC Topic 740, Tax Provisions, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined. Refer to "Note 19. Income Taxes" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

## RESULTS OF OPERATIONS

The following table reflects our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Revenues: | | |
| Product sales, net | $ 155,121 | $ 109,420 |
| Royalties and milestones | 2,403 | 2,579 |
| Other revenue | (1,290) | (985) |
| Total revenues | 156,234 | 111,014 |
| Costs and expenses: | | |
| Cost of sales | 18,748 | 15,832 |
| Selling, general and administrative expenses | 46,786 | 52,641 |
| Fair value of contingent consideration | 18,687 | 3,914 |
| Amortization of intangible assets | 32,608 | 28,114 |
| Restructuring charges | — | 1,089 |
| Total costs and expenses | 116,829 | 101,590 |
| Income from operations | 39,405 | 9,424 |
| Other (expense) income: | | |
| Interest expense | (7,961) | (10,220) |
| Other (loss) gain | (278) | 243 |
| Total other (expense) income | (8,239) | (9,977) |
| Net income (loss) before income taxes | 31,166 | (553) |
| Income tax benefit (expense) | 78,459 | (728) |
| Net income (loss) and comprehensive income (loss) | $ 109,625 | $ (1,281) |

*Revenues*

The following table reflects total revenues, net for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Product sales, net: | | |
| INDOCIN products | $ 100,338 | $ 60,557 |
| Otrexup | 11,148 | — |
| Sympazan | 1,768 | — |
| SPRIX | 9,110 | 8,676 |
| CAMBIA | 24,720 | 24,972 |
| Zipsor | 3,364 | 10,185 |
| Other products | 4,673 | 5,030 |
| Total product sales, net | 155,121 | 109,420 |
| Royalties and milestone revenue | 2,403 | 2,579 |
| Other revenue | (1,290) | (985) |
| Total revenues | $ 156,234 | $ 111,014 |

*Product sales, net*

For the year ended December 31, 2022, product sales primarily consisted of sales from INDOCIN products, CAMBIA, Otrexup and SPRIX.

INDOCIN net products sales increased $39.8 million from $60.6 million for the year ended December 31, 2021 to $100.3 million for the year ended December 31, 2022, primarily due to favorable net pricing as a result of an increase in gross price and volume mix shift to more profitable channels, partially offset by lower volume.

The Company acquired Otrexup in December 2021 and began shipping and recognizing product sales for Otrexup in January 2022. The Company acquired Sympazan and began shipping and recognizing its product sales in October 2022.

SPRIX net product sales increased $0.4 million from $8.7 million for the year ended December 31, 2021 to $9.1 million for the year ended December 31, 2022, primarily due to higher volume, partially offset by unfavorable payor mix.

CAMBIA net product sales decreased $0.3 million from $25.0 million for the year ended December 31, 2021 to $24.7 million for the year ended December 31, 2022, primarily due to lower volume, partially offset by favorable payor mix. Certain parties who have entered into settlement agreements with us began to market generic versions of CAMBIA in 2023.

Zipsor net product sales decreased $6.8 million from $10.2 million for the year ended December 31, 2021 to $3.4 million for the year ended December 31, 2022, primarily due to lower volume and unfavorable payor mix, as certain parties who previously entered into settlement agreements with us began to market generic versions of Zipsor in 2022.

Other net product sales include product sales for non-promoted products (OXAYDO and SOLUMATRIX) which were acquired from Zyla in May 2020. In September 2020, we terminated our iCeutica License, and as a result no longer manufacture products using SOLUMATRIX technology and ceased sales beginning in July 2022.

For the year ended December 31, 2022, gross-to-net sales allowances increased by $6.7 million due to the overall increase in gross sales of our products, partially offset by a favorable gross-to-net sales allowance percentage as a result of changes in product mix, specifically, a higher concentration of INDOCIN products that typically require lower levels of product sales allowances relative to our other products. Refer to the Critical Accounting Policies and Significant Estimates section within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and Schedule II to the accompanying Consolidated Financial Statements for additional information about amounts charged as a reduction to revenue for product sales allowances, product return allowances, discounts, chargebacks, and rebates.

*Royalties & milestone revenue*

In November 2010, we entered into a license agreement with Tribute Pharmaceuticals Canada Ltd. (now known as Miravo Pharmaceuticals, or "Miravo") granting them the rights to commercially market CAMBIA in Canada. We receive royalties on net sales as well as certain one-time contingent milestone payments. During the years ended December 31, 2022 and 2021, we recognized $1.9 million and $2.5 million of revenue related to CAMBIA in Canada, respectively.

During the year ended December 31, 2022, we recognized $0.5 million of milestone revenue associated with the completion of certain service milestones. There was no such milestone revenue associated with the completion of similar service milestones during the year ended December 31, 2021.

*Other revenue*

Other revenue consists of sales adjustments for previously divested products, which includes adjustments to reserves for product sales allowances (gross-to-net sales allowances) and can result in reductions to total revenue during the period. Sales adjustments for previously divested products primarily include Gralise, NUCYNTA, and Lazanda, and resulted in a revenue reduction of $1.3 million and $1.0 million for the years ended December 31, 2022, and 2021, respectively.

### Cost of Sales (excluding amortization of intangible assets)

Cost of sales consists of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs, royalties payable to third parties, inventory write downs or scrap costs, product quality testing, internal employee costs related to the manufacturing process, distribution costs, and shipping costs related to our product sales. Cost of sales excludes the amortization of intangible assets described below under "Intangible Assets." Fair value of inventories acquired through business combinations or asset acquisitions include an inventory step-up within the value of inventories. The inventory step-up value is amortized as the related inventory is sold, and included in cost of sales.

Cost of sales increased $2.9 million from $15.8 million for the year ended December 31, 2021 to $18.7 million for the year ended December 31, 2022, primarily due to the additional cost of sales from Otrexup and Sympazan, which began shipping in January and October 2022, respectively, and the impact of product mix that includes higher net sales of INDOCIN and SPRIX.

During the years ended December 31, 2022 and 2021, cost of sales included $0.8 million and $0.6 million, respectively, of amortization of inventory step-up related to acquired inventories sold.

### Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of personnel, contract personnel, marketing and promotion expenses associated with our commercial products, personnel expenses to support our administrative and operating activities, facility costs, and professional expenses, such as legal and accounting fees.

Selling, general, and administrative expenses decreased $5.9 million from $52.6 million for the year ended December 31, 2021 to $46.8 million for the year ended December 31, 2022, primarily due to $10.6 million in loss contingency provisions recognized in 2021 that are not repeating in 2022 and a net decrease of approximately $2.3 million in general operating expenses in part due to prior restructuring events. This was partially offset by a net increase of $3.0 million as a result of the $5.0 million gain for insurance reimbursement in the first quarter of 2021, compared to a $2.0 million gain for insurance reimbursement in the second quarter of 2022, and an increase of $4.0 million in stock-based compensation expense.

*Fair value of contingent consideration*

Fair value of contingent consideration increased $14.8 million from $3.9 million for the year ended December 31, 2021 to $18.7 million for the year ended December 31, 2022. The fair value of the contingent consideration is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized in operating expenses until the contingent consideration arrangement is settled. The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029, and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2022 included revenue volatility of 40%, discount rate of 9.0%, credit spread of 3.8% and updated projections of future INDOCIN product revenues.

*Intangible Assets*

The following table reflects amortization of intangible assets for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Amortization of intangible assets—INDOCIN | $ 12,841 | $ 12,842 |
| Amortization of intangible assets—Otrexup | 5,511 | — |
| Amortization of intangible assets—Sympazan | 202 | — |
| Amortization of intangible assets—SPRIX | 5,572 | 5,571 |
| Amortization of intangible assets—CAMBIA | 7,950 | 7,247 |
| Amortization of intangible assets—Zipsor | 532 | 2,337 |
| Amortization of intangible assets—Oxaydo | — | 117 |
| Total amortization of intangible assets | $ 32,608 | $ 28,114 |

Amortization expense increased $4.5 million from $28.1 million for the year ended December 31, 2021 to $32.6 million for the year ended December 31, 2022 primarily due to the amortization of the Otrexup product rights acquired in December 2021 and Sympazan product rights acquired in October 2022, the full amortization of Zipsor intangible assets in the first quarter of 2022, and the full amortization of Oxaydo intangible assets in early 2021.

*Restructuring Charges*

We regularly evaluate our operations to identify opportunities to streamline operations and optimize operating efficiencies in anticipation of changes in the business environment. On December 15, 2020, we announced the December 2020 Plan which was designed to substantially reduce the Company's operating footprint through the reduction of its staff at our headquarters office and remote sales force. We completed the workforce reduction in 2021.

For the year ended December 31, 2022 there were no restructuring charges recognized. For the year ended December 31, 2021, restructuring charges recognized were $1.1 million.

*Other (Expense) Income*

The following table reflects Other (expense) income: for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Interest expense | $ (7,961) | $ (10,220) |
| Other (loss) gain | (278) | 243 |
| Total other (expense) income | $ (8,239) | $ (9,977) |

Other (expense) income decreased by $1.7 million from expense of $10.0 million for the year ended December 31, 2021 to expense of $8.2 million for the year ended December 31, 2022. The decrease between years is primarily due to lower interest expense and other loss of $0.3 million in the current year compared to other gain of $0.2 million in the prior year.

The following table reflects interest expense for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | **2022** | **2021** |
| Interest on 2027 Convertible Notes | $ 1,592 | $ — |
| Interest on 2024 Secured Notes | 6,065 | 10,020 |
| Amortization of Royalty Rights [(1)] | 68 | 185 |
| Amortization of debt issuance costs | 236 | 15 |
| Total interest expense | $ 7,961 | $ 10,220 |

(1)   As a result of the extinguishment of the Royalty Rights obligation, there will be no additional amortization expense recognized in future periods. Refer to Note 10 of the accompanying Consolidated Financial Statements for additional information on the Royalty Rights obligation.

Total interest expense decreased $2.3 million from $10.2 million for the year ended December 31, 2021 to $8.0 million for the year ended December 31, 2022, primarily due to lower amounts of interest incurred on debt outstanding during the year ended December 31, 2022 compared to the prior year. On August 22, 2022, we issued $70.0 million in aggregate principal amount of 6.5% Convertible Senior Notes due 2027. We used the net proceeds from the 2027 Convertible Notes issuance to repurchase the remaining $59.0 million aggregate principal amount of our 2024 Secured Notes, which had been outstanding for the entire period of 2021 and carried a higher interest rate.

Other (loss) gain for the year ended December 31, 2022 was primarily attributable to additional expected credit loss of $1.6 million recognized in the year associated with our investment in a Convertible Secured Promissory Note from NES Therapeutic, Inc. ("NES"). Also contributing to the Other (loss) gain for the year ended December 31, 2022 was a loss of $0.3 million recognized for the fair value of a derivative liability associated with an embedded derivative feature of our 2027 Convertible Notes. These losses were partially offset by a $1.0 million gain on debt extinguishment associated with the derecognition of our Royalty Rights obligation as well as interest income on our short-term cash and cash equivalent investments during the year ended December 31, 2022. Other gain for the year ended December 31, 2021 primarily consisted of interest income and sublease income offset by sublease expense.

*Income Tax Provision*

During the year ended December 31, 2022, we recorded an income tax benefit of approximately $78.5 million, which represents an effective tax rate of (251.7)%. The difference between the income tax benefit of $78.5 million and the tax at the statutory rate of 21.0% is principally due to the reversal of previously recorded valuation allowances. During the year ended December 31, 2022, we reversed a majority of our previously recorded valuation allowances against the net deferred tax asset based on our assessment of the availability of future taxable income from pre-tax income forecasts and the reversal of taxable temporary differences.

During the year ended December 31, 2021, we recorded income tax expense of approximately $0.7 million, which represents an effective tax rate of (131.6)%. The difference between the income tax expense of $0.7 million and the tax at the statutory rate of 21.0% is principally due to the recording of a valuation allowance for the 2021 movement in deferred tax assets.

**LIQUIDITY AND CAPITAL RESOURCES**

Historically and through December 31, 2022, we have financed our operations and business development efforts primarily from product sales, private and public sales of equity securities, including convertible debt securities, the proceeds of secured borrowings, the sale of rights to future royalties and milestones, upfront license, milestone and fees from collaborative and license partners.

On August 22, 2022, we issued $70.0 million aggregate principal amount of Convertible Notes which mature on September 1, 2027 and bear interest at a rate of 6.5% per annum, payable semi-annually in arrears on March 1 and September 1 of each year beginning March 1, 2023. We used the net proceeds from the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of our outstanding 2024 Secured Notes and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes. We expect to use the remaining net proceeds from the 2027 Convertible Notes for general corporate purposes.

On February 27, 2023, we completed a transaction with a limited number of holders of our outstanding 2027 Convertible Notes to exchange $30.0 million aggregate principal amount of Exchanged Notes pursuant to separate, privately negotiated exchange agreements for a combination of (a) a cash payment and (b) an agreed number of shares of our common stock. The shares of our common stock were issued in private placements exempt from registration in reliance on Section 4(a)(2) of the Securities Act. We paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of our common stock in the transactions. We did not receive any cash proceeds from the issuance of the shares of our common stock.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). Pursuant to the terms of the 2027 Convertible Note Indenture, the Company and its restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on our properties or assets. We are in compliance with our covenants with respect to the 2027 Convertible Notes as of December 31, 2022.

On December 17, 2021, we entered into a sales agreement with Roth Capital Partners, LLC ("Roth") as sales agent to sell shares of our common stock, from time to time, through an at-the-market ("ATM") offering program having an aggregate offering price of up to $25.0 million. In connection with the 2027 Convertible Note offering, we suspended use of the ATM offering program. Prior to our suspension of the ATM offering program, 2,463,637 shares of our common stock had been issued and settled at an average price of $3.02, through which we received gross proceeds of $7.4 million, and net proceeds after commission and fees of $7.0 million.

On February 9, 2021, we completed a registered direct offering with certain institutional investors and accredited investors to sell 5,650,000 shares of our common stock at a purchase price of $2.48 per share. The gross proceeds from the offering were approximately $14.0 million. After placement agent fees, we received net proceeds of approximately $13.1 million. On February 12, 2021, we completed a registered direct offering with certain institutional investors and accredited investors to sell 8,750,000 shares of our common stock at a purchase price of $3.92 per share. The gross proceeds from the offering were approximately $34.3 million. After placement agent fees, we received net proceeds of approximately $32.2 million. We also incurred $0.5 million direct incremental cost to complete both registered direct offerings. We intend to continue to use the proceeds from both offerings for general corporate purposes, including general working capital.

We believe that our existing cash will be sufficient to fund our operations and make the required payments under our debt agreements due for the next twelve months from the date of this filing. We base this expectation on our current operating plan, which may change as a result of many factors.

Our cash needs may vary materially from our current expectations because of numerous factors, including:

- acquisitions or licenses of complementary businesses, products, technologies or companies;
- sales of our marketed products;
- expenditures related to our commercialization of our products;
- milestone and royalty revenue we receive under our collaborative development arrangements;
- interest and principal payments on our current and future indebtedness;
- financial terms of definitive license agreements or other commercial agreements we may enter into;
- changes in the focus and direction of our business strategy and/or research and development programs;
- potential expenses relating to any litigation matters, including relating to Assertio Therapeutics' prior opioid product franchise for which we have not accrued any reserves due to an inability to estimate the magnitude and/or probability of such expenses, and former drug Glumetza;
- expenditures related to future clinical trial costs; and
- effects of the COVID-19 pandemic on our operations.

The inability to raise any additional capital that may be required to fund our future operations, payments due under our debt agreements, or product acquisitions and strategic transactions which we may pursue could have a material adverse effect on the Company.

The following table reflects summarized cash flow activities for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| | 2022 | 2021 |
| --- | ---: | ---: |
| Net cash provided by operating activities | $ 78,598 | $ 5,523 |
| Net cash used in investing activities | (42,673) | (18,525) |
| Net cash (used in) provided by financing activities | (7,794) | 29,026 |
| Net increase in cash and cash equivalents | 28,131 | 16,024 |
| Cash and cash equivalents at beginning of year | 36,810 | 20,786 |
| Cash and cash equivalents at end of year | $ 64,941 | $ 36,810 |

## Cash Flows from Operating Activities

Cash provided by operating activities was $78.6 million for the year ended December 31, 2022 compared to $5.5 million in the same period in 2021, primarily due to a combination of higher net income excluding non-cash items, and favorable working capital cash flows compared to last year.

For the year ended December 31, 2022, net income was $109.6 million compared to a net loss of $1.3 million for the same period in 2021. For the year ended December 31, 2022, non-cash items contributed approximately $56.1 million less to operating cash flows compared to the same period in 2021 primarily due to the $80.4 million reversal of a majority of our previously recorded valuation allowances against the net deferred tax asset in the fourth quarter of 2022, partially offset by higher depreciation and amortization expense, stock-based compensation expense and expense for recurring fair value measurement of contingent consideration. For the year ended December 31, 2022, working capital contributed approximately $18.3 million more to operating cash flows compared to the same period in 2021 primarily due to: (i) less cash used in the payment of accounts payable and accrued liabilities due to timing, (ii) less cash used in the settlement of accrued rebates, returns and discounts due to the impact of sales product mix as well as timing of settlement, and (iii) receipt of $8.3 million in tax refund in the first quarter of 2022, partially offset by increased cash used due to the timing of inventory purchases and receipts as well as accounts receivable payments.

## Cash Flows from Investing Activities

Cash used in investing activities was $42.7 million for the year ended December 31, 2022, which primarily consisted of $27.0 million in cash paid related to the Otrexup Acquisition and $15.4 million in cash paid related to the Sympazan Acquisition. Cash used in investing activities was $18.5 million during the year ended December 31, 2021, which primarily related to cash paid related to the Otrexup Acquisition.

## Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2022 was $7.8 million, which primarily consisted of $70.8 million in principal payments on the 2024 Secured Notes, $7.8 million in payments for contingent consideration, and $1.3 million in payments for Royalty Rights obligations, partially offset by $65.9 million in net cash proceeds from the issuance of the 2027 Convertible Notes, net of debt issuance costs paid of $4.1 million, and $7.0 million in cash proceeds from our ATM offering program. Cash provided by financing activities for the year ended December 31, 2021 was $29.0 million, which primarily consisted of $44.9 million of proceeds from the registered direct offerings in February 2021, partially offset by $9.8 million in payments on our debt, $4.8 million in payments for contingent consideration, and $1.0 million in payments for Royalty Rights obligations.

## Contractual Obligations

Our principal material cash requirements consist of obligations related to our debt, our contingent consideration obligation, payments for rebates, returns and discounts, non-cancelable contractual obligations for our purchase commitments, and non-cancelable leases for our office space. Refer to Note 10, Note 18, Note 1, Note 13 and Note 12, respectively, to the accompanying Consolidated Financial Statements.

## RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

See "Item 8. Financial Statements and Supplemental Data - Note 1. Organization and Summary of Significant Accounting Policies" for additional information on recent accounting pronouncements.

## ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and therefore are not required to provide the information called for by this Item 7A.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We are a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act, and therefore we are permitted to provide scaled Item 8 disclosure.

**ASSERTIO HOLDINGS, INC.**
**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Shareholders
Assertio Holdings, Inc.

### Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 8, 2023, expressed an unqualified opinion.

### Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

*Contingent consideration*

As described further in Note 18 to the consolidated financial statements, the Company's contingent consideration liability consists of future royalty payments to affiliates of CR Group L.P. based on annual INDOCIN Product revenues over $20.0 million. The liability was assumed as result of the May 2020 Zyla Merger and is $48.5 million as of December 31, 2022. The Company uses an option pricing model to estimate the fair value of the liability each reporting period, which requires significant management judgment given the use of significant unobservable inputs and assumptions. We identified the valuation of the contingent consideration liability as a critical audit matter.

The principal consideration for our determination that the valuation of the contingent consideration liability is a critical audit matter was the significant auditor judgment required to evaluate the projections of future INDOCIN Product revenues and the probability assigned to the achievement of those projections, used to determine the fair value.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to the valuation of the contingent consideration liability included the following, among others.

- We obtained an understanding and tested the design and operating effectiveness of relevant controls within the Company's process to value the contingent consideration liability including the Company's controls over the development of the projections.

- We evaluated the reasonableness of the Company's assumptions related to revenue and the probability of achieving those projections (1) comparing forecasts to current and historical results and (2) comparing Company forecasts to industry forecasts of peer companies.

- We involved our valuation professionals with specialized skills and knowledge, to evaluate key inputs and assumptions used to determine fair value, which included the projections as well as the probability weighting within the valuation model. Our valuation professionals compared the projections against historical, market and industry information and performed sensitivity analysis to determine if the information was reasonable.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 8, 2023

## ASSERTIO HOLDINGS, INC.
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except share data)

| | December 31, | | | |
|---|---|---|---|---|
| | **2022** | | **2021** | |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 64,941 | $ | 36,810 |
| Accounts receivable, net | | 45,357 | | 44,361 |
| Inventories, net | | 13,696 | | 7,489 |
| Prepaid and other current assets | | 8,268 | | 14,838 |
| Total current assets | | 132,262 | | 103,498 |
| Property and equipment, net | | 744 | | 1,527 |
| Intangible assets, net | | 197,996 | | 216,054 |
| Deferred tax asset | | 80,202 | | — |
| Other long-term assets | | 2,709 | | 5,468 |
| Total assets | $ | 413,913 | $ | 326,547 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 5,991 | $ | 6,685 |
| Accrued rebates, returns and discounts | | 49,426 | | 52,662 |
| Accrued liabilities | | 12,181 | | 14,699 |
| Long-term debt, current portion | | 470 | | 12,174 |
| Contingent consideration, current portion | | 26,300 | | 14,500 |
| Other current liabilities | | 948 | | 34,299 |
| Total current liabilities | | 95,316 | | 135,019 |
| Long-term debt | | 66,403 | | 61,319 |
| Contingent consideration | | 22,200 | | 23,159 |
| Other long-term liabilities | | 4,269 | | 4,636 |
| Total liabilities | | 188,188 | | 224,133 |
| Commitments and contingencies (Note 13) | | | | |
| Shareholders' equity: | | | | |
| Common stock, $0.0001 par value, 200,000,000 shares authorized; 48,319,838 and 44,640,444 shares issued and outstanding as of December 31, 2022 and 2021, respectively | | 5 | | 4 |
| Additional paid-in capital | | 545,321 | | 531,636 |
| Accumulated deficit | | (319,601) | | (429,226) |
| Total shareholders' equity | | 225,725 | | 102,414 |
| Total liabilities and shareholders' equity | $ | 413,913 | $ | 326,547 |

The accompanying notes are an integral part of these consolidated financial statements.

**ASSERTIO HOLDINGS, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(in thousands, except per share data)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Revenues: | | |
| Product sales, net | $ 155,121 | $ 109,420 |
| Royalties and milestones | 2,403 | 2,579 |
| Other revenue | (1,290) | (985) |
| Total revenues | 156,234 | 111,014 |
| Costs and expenses: | | |
| Cost of sales | 18,748 | 15,832 |
| Selling, general and administrative expenses | 46,786 | 52,641 |
| Fair value of contingent consideration | 18,687 | 3,914 |
| Amortization of intangible assets | 32,608 | 28,114 |
| Restructuring charges | — | 1,089 |
| Total costs and expenses | 116,829 | 101,590 |
| Income from operations | 39,405 | 9,424 |
| Other (expense) income: | | |
| Interest expense | (7,961) | (10,220) |
| Other (loss) gain | (278) | 243 |
| Total other (expense) income | (8,239) | (9,977) |
| Net income (loss) before income taxes | 31,166 | (553) |
| Income tax benefit (expense) | 78,459 | (728) |
| Net income (loss) and comprehensive income (loss) | $ 109,625 | $ (1,281) |
| | | |
| Basic net income (loss) per share | $ 2.33 | $ (0.03) |
| Diluted net income (loss) per share | $ 2.03 | $ (0.03) |
| Shares used in computing basic net income (loss) per share | 47,004 | 43,169 |
| Shares used in computing diluted net income (loss) per share | 54,669 | 43,169 |

The accompanying notes are an integral part of these consolidated financial statements.

# ASSERTIO HOLDINGS, INC.
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
### (in thousands)

| | Common Stock | | Additional Paid-In Capital* | Accumulated Deficit | Shareholders' Equity |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| Balances as of December 31, 2020 | 28,393 | $ 3 | $ 483,456 | $ (427,945) | $ 55,514 |
| Issuance of common stock upon exercise of options | 73 | — | 193 | — | 193 |
| Issuance of common stock in connection with stock offering | 14,400 | 1 | 44,860 | — | 44,861 |
| Issuance of common stock in conjunction with vesting of restricted stock units, net of employee's withholding liability | 583 | — | (418) | — | (418) |
| Issuance of common stock in conjunction with vesting of performance stock units | 13 | — | — | — | — |
| Issuance of common stock under employee stock purchase plan | 4 | — | — | — | — |
| Issuance of common stock upon exercise of warrant | 1,192 | — | — | — | — |
| Stock split fractional shares settlement | (18) | — | — | — | — |
| Stock-based compensation | — | — | 3,545 | — | 3,545 |
| Net loss and comprehensive loss | — | — | — | (1,281) | (1,281) |
| Balances as of December 31, 2021 | 44,640 | 4 | 531,636 | (429,226) | 102,414 |
| Issuance of common stock upon exercise of options | 23 | — | 34 | — | 34 |
| Issuance of common stock in connection with at-the-market program | 2,464 | 1 | 7,019 | — | 7,020 |
| Issuance of common stock in conjunction with vesting of restricted stock units, net of employee's withholding liability | 805 | — | (872) | — | (872) |
| Issuance of common stock upon exercise of warrant | 388 | — | — | — | — |
| Stock-based compensation | — | — | 7,504 | — | 7,504 |
| Net income and comprehensive income | — | — | — | 109,625 | 109,625 |
| Balances as of December 31, 2022 | 48,320 | $ 5 | $ 545,321 | $ (319,601) | $ 225,725 |

The accompanying notes are an integral part of these consolidated financial statements.

## ASSERTIO HOLDINGS, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Operating Activities** | | |
| Net income (loss) | $ 109,625 | $ (1,281) |
| Adjustments to reconcile net income (loss) to net cash from operating activities: | | |
| Depreciation and amortization | 33,396 | 29,077 |
| Amortization of debt issuance costs and Royalty Rights | 304 | 194 |
| Gain on extinguishment of debt | (1,046) | — |
| Recurring fair value measurements of assets and liabilities | 18,939 | 3,914 |
| Stock-based compensation | 7,504 | 3,545 |
| Provisions for inventory and other assets | 3,265 | 1,368 |
| Deferred income taxes | (80,375) | — |
| Changes in assets and liabilities, net of acquisition: | | |
| Accounts receivable | (996) | (11) |
| Inventories | (6,593) | 4,268 |
| Prepaid and other assets | 8,019 | 3,600 |
| Accounts payable and other accrued liabilities | (10,208) | (28,699) |
| Accrued rebates, returns and discounts | (3,236) | (10,452) |
| Net cash provided by operating activities | 78,598 | 5,523 |
| **Investing Activities** | | |
| Purchases of property and equipment | (274) | (53) |
| Purchase of Otrexup | (27,027) | (18,472) |
| Purchase of Sympazan | (15,372) | — |
| Net cash used in investing activities | (42,673) | (18,525) |
| **Financing Activities** | | |
| Proceeds from issuance of 2027 Convertible Notes | 70,000 | — |
| Payment in connection with 2024 Senior Notes | (70,750) | (9,500) |
| Payment of debt issuance costs | (4,084) | — |
| Payment of contingent consideration | (7,845) | (4,807) |
| Payment of Royalty Rights | (1,297) | (968) |
| Payments in connection with convertible notes | — | (335) |
| Proceeds from issuance of common stock | 7,020 | 44,861 |
| Proceeds from exercise of stock options | 34 | 193 |
| Shares withheld for payment of employee's withholding tax liability | (872) | (418) |
| Net cash (used in) provided by financing activities | (7,794) | 29,026 |
| Net increase in cash and cash equivalents | 28,131 | 16,024 |
| Cash and cash equivalents at beginning of year | 36,810 | 20,786 |
| Cash and cash equivalents at end of year | $ 64,941 | $ 36,810 |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Net cash received for refund of income taxes | $ 6,913 | $ — |
| Cash paid for interest | $ 7,752 | $ 10,124 |
| **Supplemental Disclosure of Non-Cash Investing Activities** | | |
| Deferred payments for acquisition of Otrexup intangible assets | $ — | $ 26,021 |

The accompanying notes are an integral part of these consolidated financial statements.

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

In May 2020, Assertio Therapeutics, Inc. implemented a holding company reorganization through which Assertio Therapeutics, Inc. became a subsidiary of Assertio Holdings, Inc. (the "Assertio Reorganization") and, subsequently, Assertio Holdings, Inc. merged with Zyla Life Sciences ("Zyla") in a transaction we refer to as the "Zyla Merger." Upon consummation of the Zyla Merger, each issued and outstanding share of Zyla common stock converted into 2.5 shares of Assertio Holding's common stock (the "Exchange Ratio"). Unless otherwise noted or required by context, use of "Assertio," "Company," "we," "our" and "us" refer to Assertio Holdings, Inc. and/or its applicable subsidiary or subsidiaries.

Assertio is a specialty pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. The Company's primary marketed products include INDOCIN® (indomethacin) Suppositories, INDOCIN® (indomethacin) Oral Suspension, Otrexup® (methotrexate) injection for subcutaneous use, Sympazan® (clobazam) oral film, SPRIX® (ketorolac tromethamine) Nasal Spray, CAMBIA® (diclofenac potassium for oral solution), and Zipsor® (diclofenac potassium) Liquid filled capsules.

Other commercially available products include OXAYDO® (oxycodone HCI, USP) tablets for oral use only —CII.

### Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") and U.S. Securities and Exchange Commission ("SEC") regulations for annual reporting. Certain amounts in prior periods have been reclassified to conform with current period presentation.

In connection with the preparation of the financial statements for the year ended December 31, 2022, the Company evaluated whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to the entity's ability to continue as a going concern within twelve months after the date of the issuance of these financial statements, noting that there did not appear to be evidence of substantial doubt of the entity's ability to continue as a going concern.

### Stock Split

On May 18, 2021, the Company effected a 1-for-4 reverse stock split of its issued and outstanding common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All common stock share and per share data included in these financial statements have been retrospectively adjusted to reflect the effect of the reverse stock split for all periods presented.

### Reclassifications

During the first quarter of 2022, the Company made certain reclassifications within Selling, general and administrative expenses related to changes in the fair value of contingent consideration. These fair value adjustments were reclassified from Selling, general and administrative expenses to Fair value of contingent consideration on the Consolidated Statements of Comprehensive Income (Loss), which impacted previously reported amounts for the year ended December 31, 2021. The reclassifications were made to separately state changes in the fair value of contingent consideration from Selling, general and administrative expenses. Prior period results were recast to conform with these changes, and resulted in a decrease to Selling, general and administrative expenses and an equal and offsetting increase to Fair value of contingent consideration of $3.9 million for the year ended December 31, 2021. Total cost and expenses and Income (loss) from operations as previously reported remains unchanged.

### Impact of COVID-19 on the Company's Business

Following the outbreak of COVID-19 during early 2020, the Company's priority was and remains the health and safety of its employees, their families, and the patients it serves. Because COVID-19 impacted the Company's ability to see in-person providers who prescribe its products, the Company transformed its commercial approach during 2020 and increased virtual visits, ultimately eliminating its in-person sales force in favor of a digital sales strategy; a strategy it still maintains today and plans to maintain. Limitations on elective surgeries and changes in patient behavior after the outbreak of COVID-19 impacted the Company's operations by causing a decline and subsequent volatility in prescriptions associated with those elective procedures. The extent of any future impact of the COVID-19 pandemic on the Company's operational and financial performance will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including actions by government authorities to contain future outbreaks, the emergence of new COVID-19 variants, the related potential for new surges in infections, the impacts on third parties on which the Company relies, including suppliers and distributors, and the impacts of increases in virtual physician visits on prescriber behavior. For example, although many public health restrictions have eased, future surges could result in additional restrictions or other factors that may contribute to decreases in elective procedures.

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as product returns, rebates, evaluation of impairment of intangible assets, fair value of contingent consideration obligation, and taxes on income. Although management believes these estimates are based upon reasonable assumptions within the bounds of its knowledge of the Company, actual results could differ materially from these estimates.

*Segment Information*

The Company manages its business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. To date, substantially all of the Company's revenues from product sales are related to sales in the U.S.

*Cash, Cash Equivalents*

The Company considers all highly liquid investments with a maturity date of purchase of three months or less to be cash equivalents. Cash and cash equivalents generally consist of cash on deposits with banks, money market instruments, U.S. Agency discount notes, commercial paper and corporate debt securities. The Company invests its cash in money market funds and marketable securities including U.S. Treasury and government agency securities, commercial paper, and higher quality debt securities of financial and commercial institutions.

*Accounts Receivable*

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment. To date, the Company has not recorded an allowance for estimated expected credit losses since the majority of its product revenue comes from sales to a limited number of financially sound companies who have historically paid their balances timely. The need for an allowance for estimated expected credit losses is evaluated each reporting period based on the Company's assessment of the creditworthiness of its customers or any other potential circumstances that could result in an allowance for estimated expected credit losses.

*Inventories*

Inventories are stated at the lower of cost or net realizable value, with cost determined by specific manufactured lot. Inventories consist of costs of the active pharmaceutical ingredient, contract manufacturing and packaging costs. Additionally, the Company writes off the value of inventory for potentially excess, dated or obsolete inventories based on an analysis of inventory on hand and projected demand.

Cost of sales includes the cost of inventory sold or reserved, which includes manufacturing and supply chain costs, product shipping and handling costs, and product royalties.

### Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

| | |
|---|---|
| Furniture and office equipment | 3 - 5 years |
| Machinery and equipment | 5 - 7 years |
| Laboratory equipment | 3 - 5 years |
| Leasehold improvements | Shorter of estimated useful life or lease term |

### Intangible Assets (other than Goodwill)

Intangible assets, other than goodwill, consist of product rights that are accounted for as definite-lived intangible assets subject to amortization. The Company determines the fair value of acquired intangible assets as of the acquisition date. Discounted cash flow models are typically used in these valuations, which require the use of significant estimates and assumptions, including but not limited to, developing appropriate discount rates and estimating future cash flows from product sales and related expenses. The fair value recorded is amortized on a straight-line basis over the estimated useful life of the asset. The Company estimated the useful life of the assets by considering competition by products prescribed for the same indication, the likelihood and estimated future entry of non-generic and generic competition for the same or similar indication, and other related factors.

### Impairment of Long-lived Assets

The Company evaluates long-lived assets, including property and equipment and acquired intangible assets consisting of product rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Pursuant to ASC 360, *Impairment Testing: Long Lived Assets Classified as Held and Used,* the Company groups its long-lived assets, including purchased developed technology and trademarks, at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. The Company estimates the future net undiscounted cash flows expected to be generated from the use of the long-lived asset group and its eventual disposition. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss is calculated as the excess of the carrying amount over the fair value.

### Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting under ASC 805, *Business Combinations* ("ASC 805"), which requires that assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to present value expected future net cash flows, the assessment of each asset's life cycle, and impact of competitive trends on each asset's life cycle, and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed and the resulting timing and amounts charged to, or recognized in current and future operating results. For these and other reasons, actual results may vary significantly from estimated results.

Any changes in the fair value of contingent consideration resulting from a change in the underlying inputs is recognized in operating expenses until the contingent consideration arrangement is settled. Changes in the fair value of contingent consideration resulting from the passage of time are recorded within interest expense until the contingent consideration is settled.

If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired in-process research and development with no alternative future use is charged to expense at the acquisition date.

*Revenue Recognition*

Under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of the promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation, when (or as) the performance obligation is satisfied. The Company assesses the term of the contract based upon the contractual period in which the Company has enforceable rights and obligations.

Variable consideration arising from sales or usage-based royalties, promised in exchange for a license of the Company's intellectual property, is recognized at the later of (i) when the subsequent product sales occur or (ii) the performance obligation, to which some or all of the sales-based royalty has been allocated, has been satisfied.

The Company recognizes a contract asset relating to its conditional right to consideration for completed performance obligations. Accounts receivable are recorded when the right to consideration becomes unconditional. A contract liability is recorded for payments received in advance of the related performance obligation being satisfied under the contract.

*Product Sales*

The Company sells commercial products to wholesale distributors and specialty pharmacies. Product sales revenue is recognized when title has transferred to the customer and the customer has assumed the risks and rewards of ownership, which typically occurs upon delivery to the customer. The Company's performance obligation is to deliver product to the customer, and the performance obligation is completed upon delivery. The transaction price consists of a fixed invoice price and variable product sales allowances, which include rebates, discounts and returns. Product sales revenues are recorded net of applicable sales tax and reserves for these product sales allowances. Receivables related to product sales are typically collected one to two months after delivery. Receivables may also include customer deductions for returns and chargebacks that are pending Company validation.

Product Sales Allowances - The Company considers products sales allowances to be variable consideration and estimates and recognizes product sales allowances as a reduction of product sales in the same period the related revenue is recognized. Product sales allowances are based on actual or estimated amounts owed on the related sales. These estimates take into consideration the terms of the Company's agreements with customers, historical product returns, rebates or discounts taken, estimated levels of inventory in the distribution channel, the shelf life of the product and specific known market events, such as competitive pricing and new product introductions. The Company uses the most likely method in estimating product sales allowances. If actual future results vary from the Company's estimates, the Company may need to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustment. The Company's sales allowances include:

Product Returns - The Company allows customers to return product for credit with respect to that product within six months before and up to twelve months after its product expiration date. The Company estimates product returns and associated credit based on historical return trends by product or by return trends of similar products, taking into consideration the shelf life of the product at the time of shipment, shipment and prescription trends, estimated distribution channel inventory levels and consideration of the introduction of competitive products. The Company does not assume financial responsibility for returns of any of its currently marketed products if those returns relate to sales of that product prior to the period of the Company's ownership of the respective product. For products the Company has divested, it is only financially responsible for product returns of products sold by the Company, which are identified by specific lot numbers.

Shelf lives, from the respective manufacture dates, for the Company's products range from 24 months to 48 months. Because of the shelf life of the Company's products and its return policy of issuing credits with respect to product that is returned within six months before and up to 12 months after its product expiration date, there may be a significant period of time between when the product is shipped and when the Company issues credit on a returned product. Accordingly, the

Company may have to adjust these estimates, which could have an effect on product sales and earnings in the period of adjustments.

Managed Care Rebates - The Company offers discounts under contracts with certain managed care providers. The Company generally pays managed care rebates one to three months after prescriptions subject to the rebate are filled.

Government Rebates - The Company offers discounted pricing or rebates on purchases of pharmaceutical products under various federal and state healthcare programs, including Centers for Medicare and Medicaid Services' Medicaid Drug Rebate Program and Medicare Part B Program and Medicare Part D Coverage Gap Discount Programs. The Company generally pays government rebates three to twelve months after prescriptions subject to the rebate are filled. These rebates are subject to the Company's active participation in the respective programs.

Wholesaler and Pharmacy Discounts—The Company offers contractually determined discounts to certain wholesale distributors and specialty pharmacies that purchase directly from it. These discounts are either taken off invoice at the time of shipment or paid to the customer on a quarterly basis one to two months after the quarter in which product was shipped to the customer.

Prompt Pay Discounts - The Company offers cash discounts to its customers (generally 2% of the sales price) as an incentive for prompt payment. Based on the Company's experience, the Company expects its customers to comply with the payment terms to earn the cash discount.

Patient Discount Programs - The Company offers patient discount co-pay assistance programs in which patients receive certain discounts off their prescriptions at participating retail and specialty pharmacies. The discounts are reimbursed by the Company to program administrators approximately one month after the prescriptions subject to the discount are filled.

Chargebacks - The Company provides discounts to authorized users of the U.S. Department of Veterans Affairs' Federal Supply Schedule Program and the Health Resources and Services Administrations' 340B Dug Pricing Program. These federal and 340B entities purchase products from the wholesale distributors at a discounted price, and the wholesale distributors then charge back to the Company the difference between the current retail price and the price the federal entity paid for the product. These discounts are subject to the Company's active participation in the respective programs.

*Royalties and Milestone Revenue*

For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes royalty revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). The Company currently has the right to receive royalties based on sales of CAMBIA in Canada, which are recognized as revenue when the related sales occur as there are no continuing performance obligations by the Company under those agreements.

For arrangements that include milestones, the Company recognizes such revenue using the most likely method. At the end of each reporting period, the Company re-evaluates the probability or achievement of any potential milestone and any related constraints, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue in the period of adjustment.

***Contingent Consideration Obligation***

Pursuant to the May 2020 Zyla Merger, the Company assumed a contingent consideration obligation which is measured at fair value. The Company has an obligation to make contingent consideration payments for future royalties to an affiliate of CR Group L.P. ("CRG") based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029.

At each reporting date, the Company re-measures the contingent consideration obligation to estimated fair value and any resulting change is recognized in Fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive Income (Loss). The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting.

*Leases*

In accordance with ASC 842, *Leases,* the Company assesses contracts for lease arrangements at inception. Operating right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date equal to the present value of future lease payments using the implicit, if readily available, or incremental borrowing rate based on the information readily available at the commencement date. ROU assets include any lease payments as of commencement and initial direct costs but exclude any lease incentives. Lease and non-lease components are generally accounted for separately and the Company recognizes operating lease expense straight-line over the term of the lease. Operating leases are included in Other long-term assets, Other current liabilities, and Other long-term liabilities in the Consolidated Balance Sheets.

The Company accounts for operating leases with an initial term of twelve months or less on a straight-line basis over the lease term in the Consolidated Statements of Comprehensive Income (Loss).

*Stock-Based Compensation*

The Company's stock-based compensation generally includes time-based restricted stock units ("RSU") and options, as well as performance-based RSUs and options. The Company accounts for forfeitures as they occur for each type of award. Stock-based compensation expense related to time-based RSUs is based on the market value of the underlying stock on the date of grant and the related expense is recognized ratably over the requisite service period. The Company uses the Black-Scholes option valuation model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option valuation model is affected by our stock price as well as assumptions, which include the expected term of the award, the expected stock price volatility, risk-free interest rate, and expected dividends over the expected term of the award. The Company uses historical option exercise data to estimate the expected term of the options. The Company estimates the volatility of its common stock price by using the historical volatility over the expected term of the options. The Company bases the risk-free interest rate on U.S. Treasury zero coupon issues with terms similar to the expected term of the options as of the date of grant. The Company does not anticipate paying any cash dividends in the foreseeable future, and therefore, uses an expected dividend yield of zero in the option valuation model. For performance-based RSUs and options granted with vesting subject to market conditions, the fair value of the award is determined at grant date using the Monte Carlo model, and expense is recognized ratably over the requisite service period regardless of whether or not the market condition is satisfied. The Monte Carlo valuation model considers a variety of potential future scenarios under the market condition vesting criteria, including but not limited to share prices for Assertio and our peer companies in a selected market index.

*Advertising Costs*

Costs associated with advertising are expensed as incurred. Advertising expense for the years ended December 31, 2022 and 2021 were $3.4 million and $1.8 million, respectively. Advertising costs are included in Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income (Loss).

*Restructuring*

Restructuring costs are included in Restructuring charges within the Consolidated Statements of Comprehensive Income (Loss). The Company has accounted for these costs in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420") and ASC 712, *Compensation - Nonretirement Postemployment Benefits* ("ASC 712"). One-time termination benefits are recorded at the time restructuring is communicated to the affected employees. Ongoing benefits are recognized when they are estimable and probable.

*Income Taxes*

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in its Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. The Company follows the guidelines set forth in the applicable accounting guidance regarding the recoverability of any tax assets recorded on the Consolidated Balance Sheets and provides any necessary allowances as required. Determining necessary allowances requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. When it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount determined is more likely than not to be realized.

During the year ended December 31, 2022, the Company reversed $89.3 million of its previously recorded valuation allowances against the net deferred tax asset. As part of its valuation assessment, the Company primarily relied on the projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences. The Company did retain $12.5 million of valuation allowance because realization of the future benefits for the associated deferred tax assets is not considered more-likely-than-not to occur. The Company expects to continue to assess the realizability of its deferred tax assets on a quarterly basis and assess whether an additional reserve or a release of a valuation allowance is required in future periods.

The Company is subject to examination of its income tax returns by various tax authorities on a periodic basis. The Company regularly assesses the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of its provision for income taxes. The Company has applied the provisions of the applicable accounting guidance on accounting for uncertainty in income taxes, which requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits the Company to recognize a tax benefit measured at the largest amount of tax benefit that, in its judgment, is more than 50% likely to be realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes tax liabilities in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"), and adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

**Concentration of Risk**

The Company is subject to credit risk from its accounts receivable related to product sales. The three large, national wholesale distributors represent the vast majority of the Company's business and represented the following percentage of consolidated revenue by customer and the percentage accounts receivable by customer related to product shipments for the years ended December 31, 2022 and 2021.

| | Consolidated revenue | | Accounts receivable related to product sales | |
| | Year Ended December 31, | | Year Ended December 31, | |
| | 2022 | 2021 | 2022 | 2021 |
|---|---|---|---|---|
| AmerisourceBergen Corporation | 28 % | 26 % | 21 % | 29 % |
| McKesson Corporation | 28 % | 24 % | 25 % | 23 % |
| Cardinal Health | 23 % | 34 % | 42 % | 44 % |
| All others | 21 % | 16 % | 12 % | 4 % |
| Total | 100 % | 100 % | 100 % | 100 % |

Accounts receivable balances related to product sales were $45.4 million and $43.8 million for the years ended December 31, 2022 and 2021, respectively. To date, the Company has not experienced any significant credit losses with respect to the collection of its accounts receivable and believes that its accounts receivable balances are collectible.

The Company is dependent upon third-party manufacturers to supply product for commercial use. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for all commercialized products. Such production arrangements could be adversely affected by a significant interruption which would negatively impact the supply of final drug product. The Company's sole commercial suppliers for each of its marketed products, as follows:

- INDOCIN products - Patheon Pharmaceuticals, Inc. ("Patheon") and Cosette Pharmaceuticals, Inc.
- CAMBIA - MiPharm, S.p.A. and Tioapack (formerly Pharma Packaging Solutions)
- Otrexup - Antares Pharma, Inc. and Pharmascience Inc.
- SPRIX - Jubilant HollisterStier LLC and Sharp Packaging Solutions
- Zipsor - Catalent Ontario Limited ("Catalent") and Mikart Inc.
- OXAYDO - UPM Pharmaceuticals, Inc.
- Sympazan - Aquestive Therapeutics, Inc.

### Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update ("ASU") 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"),* which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with Accounting Standards Codification Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company adopted ASU 2021-08 on January 1, 2023 and will apply the provisions of the standard to future business combinations.

### NOTE 2. ACQUISITIONS

*Sympazan License Acquisition*

On October 27, 2022, the Company, through its wholly-owned subsidiary, Otter Pharmaceuticals, LLC, completed a transaction to acquire an exclusive license for Sympazan® (clobazam) oral film and product inventory from Aquestive Therapeutics, Inc. ("Aquestive"). The terms of the definitive agreement included an upfront payment of $9.0 million and a $6.0 million milestone payment contingent upon allowance of an existing patent application which, at the date of the transaction, Aquestive was prosecuting. The patent allowance was granted in the fourth quarter of 2022; accordingly, the Company has paid in full the $6.0 million milestone payment. The Company is required to pay Aquestive cash royalties on a quarterly basis equal to 10% of the gross margin (defined within the definitive agreement) from sales of Sympazan. The Company also entered into a long-term supply agreement with Aquestive for Sympazan, the terms of which the Company has concluded are at market.

The following table summarizes the aggregate amount paid for the assets acquired by the Company in connection with the acquisition of Sympazan (in thousands):

| | | |
|---|---|---|
| Cash paid to Aquestive at closing | $ | 9,000 |
| Milestone payment | | 6,000 |
| Transaction costs | | 850 |
| Total purchase price of assets acquired | $ | 15,850 |

The Sympazan license transaction has been accounted for as an asset acquisition in accordance with ASC 805-50, as substantially all the fair value of the assets acquired is concentrated in a single identifiable asset, the Sympazan product rights. The Sympazan product rights acquired consist of the license for the Sympazan intellectual property, regulatory documentation, domain names, certain at-market contracts, and customers lists, and are considered a single asset as they are inextricably linked. The Company has concluded that the contingent milestone payment and contingent royalty payments are not required to be accounted for as derivatives pursuant to scope exceptions in ASC 815 and therefore has included the contingent milestone payment within, and excluded the contingent royalty payments from, the cost of the asset acquisition. As an asset acquisition, the cost to acquire the group of assets, including transaction costs, is allocated to the individual assets acquired or liabilities assumed based on their relative fair values. The relative fair values of identifiable assets from the acquisition of Sympazan are based on estimates of fair value using assumptions that the Company believes are reasonable.

The following table summarizes the fair value of assets acquired in the acquisition of Sympazan (in thousands):

| | | |
|---|---|---|
| Inventories | $ | 1,300 |
| Intangible assets (Sympazan product rights) | | 14,550 |
| Total assets acquired | $ | 15,850 |

The Sympazan product rights will be amortized over a 12-year period.

*Otrexup Acquisition*

On December 15, 2021, the Company, through a newly-formed subsidiary, Otter Pharmaceuticals, LLC, entered into an Asset Purchase Agreement (the "Purchase Agreement") with Antares Pharma, Inc. ("Antares"), and concurrently consummated the transaction. Pursuant to the terms of the Purchase Agreement, the Company acquired Antares' rights, title and interest in and to Otrexup, including certain related assets, intellectual property, contracts, and product inventory for (i) $18.0 million in cash paid at closing, (ii) $16.0 million in cash paid on May 31, 2022 and (iii) and $10.0 million in cash paid on December 15, 2022.

The following table summarizes the aggregate amount paid for the assets acquired by the Company in connection with the acquisition of Otrexup (in thousands):

| | | |
|---|---|---|
| Cash paid to Antares at closing | $ | 18,000 |
| Cash paid in May 2022 | | 16,021 |
| Cash paid in December 2022 | | 10,000 |
| Transaction costs | | 1,478 |
| Total purchase price of assets acquired | $ | 45,499 |

The acquisition of Otrexup has been accounted for as an asset acquisition in accordance with ASC 805-50, as substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset, the Otrexup product rights. The Otrexup product rights consist of certain patents and trademarks, at-market contracts and regulatory approvals, customer lists, marketing assets, and other records, and are considered a single asset as they are inextricably linked. The relative fair values of identifiable assets from the acquisition of Otrexup are based on estimates of fair value using assumptions that the Company believes are reasonable.

The following table summarizes the fair value of assets acquired in the acquisition of Otrexup (in thousands):

| | | |
|---|---|---|
| Inventories | $ | 1,413 |
| Intangible assets | | 44,086 |
| Total assets acquired | $ | 45,499 |

The Otrexup product rights will be amortized over an eight year period. As of December 31, 2021, deferred cash payable to Antares was $26.0 million, and was recorded in Other current liabilities in the Company's Consolidated Balance Sheets.

**NOTE 3. REVENUE**

*Disaggregated Revenue*

The following table reflects summary revenue, net for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Product sales, net: | | |
| INDOCIN products | $ 100,338 | $ 60,557 |
| Otrexup | 11,148 | — |
| Sympazan | 1,768 | — |
| SPRIX | 9,110 | 8,676 |
| CAMBIA | 24,720 | 24,972 |
| Zipsor | 3,364 | 10,185 |
| Other products | 4,673 | 5,030 |
| Total product sales, net | 155,121 | 109,420 |
| Royalties and milestone revenue | 2,403 | 2,579 |
| Other revenue | (1,290) | (985) |
| Total revenues | $ 156,234 | $ 111,014 |

*Product sales, net*

For the year ended December 31, 2022, product sales primarily consisted of sales from INDOCIN products, CAMBIA, Otrexup and SPRIX. The Company acquired Otrexup in December 2021 and began shipping and recognizing product sales for Otrexup in January 2022. The Company acquired Sympazan and began shipping and recognizing its product sales Sympazan in October 2022.

Other product sales primarily includes product sales for non-promoted products (OXAYDO). The Company ceased SOLUMATRIX sales beginning in July 2022.

*Royalties and milestone revenue*

In November 2010, the Company entered into a license agreement with Tribute Pharmaceuticals Canada Ltd. (now known as Miravo Pharmaceuticals, or "Miravo") granting them the rights to commercially market CAMBIA in Canada. Miravo independently contracts with manufacturers to produce a specific CAMBIA formulation in Canada. The Company receives royalties on net sales on a quarterly basis as well as certain one-time contingent milestone payments upon the occurrence of certain events. The Company recognized revenue related to CAMBIA in Canada of $1.9 million and $2.5 million, respectively, for the years ended December 31, 2022, and 2021.

The Company records contract liabilities in the form of deferred revenue resulting from prepayments customers in Other Current Liabilities on the Consolidated Balance Sheets. As of December 31, 2022, and 2021, contract liabilities were $0.2 million and $0.3 million, respectively. For the year ended December 31, 2022, the Company recorded an additional $0.3 million in contract liabilities and recognized $0.5 million as Milestone revenue associated with the completion of service milestones.

*Other Revenue*

Other revenue consists of sales adjustments for previously divested products, which includes adjustments to reserves for product sales allowances (gross to-net sales allowances) and can result in reductions or an increase to total revenue during the period.

**NOTE 4. ACCOUNTS RECEIVABLES, NET**

The following table reflects accounts receivables, net, as of December 31, 2022 and 2021 (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Receivables related to product sales, net | $ 45,357 | $ 43,753 |
| Other | — | 608 |
| Total accounts receivable, net | $ 45,357 | $ 44,361 |

As of both December 31, 2022 and 2021, allowances for cash discounts for prompt payment were $0.9 million.

**NOTE 5. INVENTORIES, NET**

The following table reflects the components of inventory, net as of December 31, 2022 and 2021 (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Raw materials | $ 1,367 | $ 1,242 |
| Work-in-process | 2,735 | 823 |
| Finished goods | 9,594 | 5,424 |
| Total inventories, net | $ 13,696 | $ 7,489 |

As of December 31, 2022 and 2021, inventory reserves were $2.8 million and $3.7 million, respectively.

**NOTE 6. PROPERTY AND EQUIPMENT, NET**

The following table reflects property and equipment, net as of December 31, 2022 and 2021 (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Furniture and office equipment | $ 1,712 | $ 2,733 |
| Laboratory equipment | 20 | 20 |
| Leasehold improvements | 2,945 | 10,523 |
| | 4,677 | 13,276 |
| Less: Accumulated depreciation | (3,933) | (11,749) |
| Property and equipment, net | $ 744 | $ 1,527 |

Depreciation expense was $0.8 million and $1.0 million for the years ended December 31, 2022 and 2021, respectively. Depreciation expense is recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive Income (Loss).

**NOTE 7. INTANGIBLE ASSETS**

The following table reflects the gross carrying amounts and net book values of intangible assets as of December 31, 2022 and 2021 (dollar amounts in thousands):

| Product rights | Remaining Useful Life (In years) | December 31, 2022 | | | December 31, 2021 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Gross Carrying Amount | Accumulated Amortization | Net Book Value | Gross Carrying Amount | Accumulated Amortization | Net Book Value |
| INDOCIN | 9.4 | $ 154,100 | $ (33,495) | $ 120,605 | $ 154,100 | $ (20,654) | $ 133,446 |
| Otrexup | 7.0 | 44,086 | (5,511) | 38,575 | 44,086 | — | 44,086 |
| Sympazan | 11.8 | 14,550 | (202) | 14,348 | — | — | — |
| SPRIX | 4.4 | 39,000 | (14,532) | 24,468 | 39,000 | (8,960) | 30,040 |
| CAMBIA | 0.0 | 51,360 | (51,360) | — | 51,360 | (43,410) | 7,950 |
| Zipsor | 0.0 | 27,250 | (27,250) | — | 27,250 | (26,718) | 532 |
| Total Intangible Assets | | $ 330,646 | $ (132,650) | $ 197,996 | $ 316,096 | $ (100,042) | $ 216,054 |

Amortization expense was $32.6 million and $28.1 million for the years ended December 31, 2022 and 2021, respectively.

The following table reflects future amortization expense the Company expects for its intangible assets (in thousands):

| Year Ending December 31, | Estimated Amortization Expense |
| --- | --- |
| 2023 | $ 25,136 |
| 2024 | 25,136 |
| 2025 | 25,136 |
| 2026 | 25,136 |
| 2027 | 21,747 |
| Thereafter | 75,705 |
| Total | $ 197,996 |

The Company evaluates long-lived assets, including property and equipment and acquired intangible assets consisting of product rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In the third quarter of 2022, the Company determined that there was an indicator of impairment present based on the Company's market capitalization as of September 30, 2022, compared to its carrying value. After grouping the long-lived assets, including purchased developed technology and trademarks, at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, the Company estimated the future net undiscounted cash flows expected to be generated from the use of the long-lived asset group and its eventual disposition. The Company then compared the estimated undiscounted cash flows to the carrying amount of the long-lived asset group. Based on this test, the Company determined that the estimated undiscounted cash flows were in excess of the carrying amount of the long-lived asset group and, accordingly, the long-lived asset group is fully recoverable. There were no indicators of impairment identified during the three months ended December 31, 2022. The Company recognized no impairment of its long-lived assets during the years ended December 31, 2022 and 2021.

## NOTE 8. OTHER LONG-TERM ASSETS

The following table reflects other long-term assets as of December 31, 2022 and 2021 (in thousands):

| | December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Investment, net | $ 268 | $ 1,579 |
| Operating lease right-of-use assets | 137 | 735 |
| Prepaid asset and deposits | 1,607 | 2,456 |
| Other | 697 | 698 |
| Total other long-term assets | $ 2,709 | $ 5,468 |

Investment, net primarily includes the Company's investment in NES Therapeutic, Inc. ("NES"). In August 2018, the Company entered into a Convertible Secured Note Purchase Agreement (the "Note Agreement") with NES. Pursuant the terms of the Note Agreement, the Company purchased a $3.0 million aggregate principal Convertible Secured Promissory Note (the "NES Note") which accrues interest annually at a rate of 10% for total consideration of $3.0 million, with both the aggregate principal and accrued interest due at maturity on August 2, 2024. Pursuant to the Note Agreement, the NES Note is convertible into equity based on (i) U.S. Food and Drug Administration ("FDA") acceptance of the New Drug Application ("NDA"), (ii) initiation of any required clinical trials by NES, or (iii) a qualified financing event by NES, as defined in the Note Agreement. This investment is accounted as a long-term loan receivable and is valued at amortized cost. As of December 31, 2022, the Company has assessed an estimated $3.7 million expected credit loss on its investment based on its evaluation of probability of default that exists. The expected credit loss recognized represents the entire aggregate principal amount and outstanding interest incurred on the NES Note as of December 31, 2022. The amount of credit loss related to the NES Note that was recognized in the year ended December 31, 2022 was $1.6 million and is included in Other loss (gain) in the consolidated statements of comprehensive income (loss). There was no credit loss related to the NES note recognized in the year ended December 31, 2021.

## NOTE 9. ACCRUED LIABILITIES

The following table reflects accrued liabilities as of December 31, 2022 and 2021 (in thousands):

| | December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Accrued compensation | $ 3,117 | $ 4,122 |
| Accrued restructuring | — | 828 |
| Other accrued liabilities | 6,561 | 7,234 |
| Interest payable | 1,593 | 1,687 |
| Accrued royalties | 910 | 828 |
| Total accrued liabilities | $ 12,181 | $ 14,699 |

`NOTE 10. DEBT

The following table reflects the Company's debt as of December 31, 2022 and 2021 (in thousands):

|  | December 31, | |
|  | 2022 | 2021 |
| --- | --- | --- |
| 6.5% Senior Convertible Notes due 2027 | $ 70,000 | $ — |
| 13.0% Senior Secured Notes due 2024 | — | 70,750 |
| Royalty Rights obligation | 470 | 2,743 |
| Total principal amount | 70,470 | 73,493 |
| Plus: derivative liability for embedded conversion feature | 252 | — |
| Less: unamortized debt issuance costs | (3,849) | — |
| Carrying value | 66,873 | 73,493 |
| Less: current portion of long-term debt | (470) | (12,174) |
| Long-term debt, net | $ 66,403 | $ 61,319 |

*6.5% Convertible Senior Notes due 2027*

On August 22, 2022, Assertio entered into a purchase agreement (the "Purchase Agreement"), with U.S. Bank Trust Company as the trustee (the "2027 Convertible Note Trustee") of the initial purchasers (the "Initial Purchasers") to issue $60.0 million in aggregate principal amount of 6.5% Convertible Senior Notes due 2027 (the "2027 Convertible Notes"). Under the Purchase Agreement, the Initial Purchasers were also granted an overallotment option to purchase up to an additional $10.0 million aggregate principal amount of the 2027 Convertible Notes solely to cover overallotment (the "Overallotment Option") within a 13-day period from the date the initial 2027 Convertible Notes were issued. On August 24, 2022, the Initial Purchasers exercised the Overallotment Option in full for the $10.0 million aggregate principal of additional 2027 Convertible Notes. The 2027 Convertible Notes are senior unsecured obligations of the Company.

The terms of the 2027 Convertible Notes are governed by an indenture dated August 25, 2022 (the "2027 Convertible Note Indenture"). The terms of the 2027 Convertible Notes allow for conversion into the Company's common stock, cash, or a combination of cash and common stock, at the Company's election only, at an initial conversion rate of 244.2003 shares of the Company's common stock per $1,000 principal amount (equal to an initial conversion price of approximately $4.09 per share), subject to adjustments specified in the 2027 Convertible Note Indenture (the "Conversion Rate"). The 2027 Convertible Notes will mature on September 1, 2027, unless earlier repurchased or converted.

The 2027 Convertible Notes bear interest from August 25, 2022 at a rate of 6.5% per annum payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Pursuant to the terms of the 2027 Convertible Note Indenture, the Company and its restricted subsidiaries must comply with certain covenants, including mergers, consolidations, and divestitures; guarantees of debt by subsidiaries; issuance of preferred and/or disqualified stock; and liens on the Company's properties or assets. The Company is in compliance with its covenants with respect to the 2027 Convertible Notes as of December 31, 2022.

The Company incurred approximately $4.0 million in issuance costs including legal fees, accounting service fees, printing fees, and trustee fees associated with the 2027 Convertible Notes. The issuance costs were recognized as a discount to the 2027 Convertible Notes and are amortized as interest expense over the term of the 2027 Convertible Notes using the effective interest method with an effective interest rate determined to be 7.8%.

The following table reflects the carrying balance of the 2027 Convertible Notes as of December 31, 2022 (in thousands):

|  | December 31, 2022 |
| --- | --- |
| Principal balance | $ 70,000 |
| Derivative liability for embedded conversion feature | 252 |
| Unamortized debt issuance costs | (3,849) |
| Carrying balance | $ 66,403 |

During the year ended December 31, 2022, the Company amortized $0.2 million of debt issuance costs on the 2027 Convertible Notes.

The Company determined that an embedded conversion feature included in the 2027 Convertible Notes required bifurcation from the host contract and to be recognized as a separate derivative liability carried at fair value. The estimated fair value of the derivative liability, which represents a Level 3 valuation, was $0.3 million as of December 31, 2022 and was determined using a binomial lattice model using certain assumptions and consideration of an increased conversion ratio on the underlying convertible notes that could result from the occurrence of certain events. Accordingly, the Company has recognized a loss on the fair value adjustment of the derivative liability in the amount of $0.3 million in Other (loss) gain in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2022. All of the other embedded features of the 2027 Convertible Notes were clearly and closely related to the debt host and did not require bifurcation as a derivative liability, or the fair value of the bifurcated features was immaterial to the Company's financial statements.

On February 27, 2023, the Company completed a transaction with a limited number of holders of its outstanding 2027 Convertible Notes (the "Exchanged Notes") to exchange $30.0 million aggregate principal amount of Exchanged Notes pursuant to separate, privately negotiated exchange agreements for a combination of (a) a cash payment, and (b) an agreed number of shares of the Company's common stock. The Company paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of its common stock in the transactions. The Company did not receive any cash proceeds from the issuance of the shares of its common stock.

### 13.0% Senior Secured Notes due 2024

In accordance with the Zyla Merger, Assertio assumed $95.0 million aggregate principal amount of 13.0% senior secured notes due 2024 (the "2024 Secured Notes") issued pursuant to an indenture entered into on January 31, 2019 (the "2024 Secured Notes Indenture"), by and among Zyla Life Sciences, the guarantors party thereto (the "Guarantors") and Wilmington Savings Fund Society, FSB (as successor to U.S. Bank National Association) as trustee and collateral agent (the "2024 Secured Notes Trustee"). The 2024 Secured Notes were issued in two series: (i) $50.0 million of Series A-1 Notes and (ii) $45.0 million of Series A-2 Notes.

The Company used the net proceeds from the issuance of the 2027 Convertible Notes to repurchase the remaining $59.0 million aggregate principal amount of its outstanding 2024 Secured Notes and $3.0 million in associated interest payment pursuant to privately negotiated exchange agreements entered into concurrently with the pricing of the 2027 Convertible Notes. The 2024 Secured Notes were derecognized upon extinguishment with no gain or loss recognized, as no unamortized cost remained at time of extinguishment. The Company expects to use the remaining net proceeds from the issuance of the 2027 Convertible Notes for general corporate purposes. As of December 31, 2022, there was no outstanding aggregate principal amount of the 2024 Secured Notes.

### Royalty Rights Obligation

In accordance with the Zyla Merger, the Company assumed a royalty rights agreement (the "Royalty Rights") with each of the holders of its 2024 Secured Notes pursuant to which the Company agreed to pay an aggregate 1.5% royalty on net sales (as defined in the 2027 Secured Notes Indenture) through December 31, 2022. The Royalty Rights terminated on December 31, 2022 and the Company has no further Royalty Rights obligations on net sales subsequent to December 31, 2022. The Royalty Rights were determined to be a freestanding element with respect to the 2024 Secured Notes and as such, the Company accounted for the obligation relating to future royalties as a debt instrument at fair value in conjunction with the Zyla Merger.

On December 31, 2022, as the Royalty Rights had terminated, the Company concluded that the conditions had been met to derecognize the remaining debt balance in excess of the final amount payable as of December 31, 2022, and recorded a gain on extinguishment of debt of $1.0 million in Other (loss) gain in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2022.

The Company has Royalty Rights obligations of $0.5 million which are classified as Long-term debt, current portion as of December 31, 2022. As of December 31, 2021, the Company had Royalty Rights obligations of $2.6 million and $0.1 million which are classified as Long-term debt, current portion and Long-term debt, respectively, in the Company's Consolidated Balance Sheets.

*Interest Expense*

Royalty Rights and debt issuance costs are amortized as interest expense using the effective interest method. The following table reflects debt related interest included in Interest expense in the Company's Consolidated Statements of Comprehensive Income (Loss) as of December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| | 2022 | 2021 |
| --- | --- | --- |
| Interest on 2027 Convertible Notes | $ 1,592 | $ — |
| Interest on 2024 Secured Notes | 6,065 | 10,020 |
| Amortization of Royalty Rights [1] | 68 | 185 |
| Amortization of debt issuance costs | 236 | 15 |
| Total interest expense | $ 7,961 | $ 10,220 |

(1)   As a result of the extinguishment of the Royalty Rights obligation, there will be no additional amortization expense recognized in future periods.

## NOTE 11. RESTRUCTURING CHARGES

The Company regularly evaluates its operations to identify opportunities to streamline operations and optimize operating efficiencies as an anticipation to changes in the business environment.

On December 15, 2020, the Company announced a restructuring plan which was designed to substantially reduce the Company's operating footprint through the reduction of its staff at its office headquarters and remote sales force. The Company completed this restructuring plan in 2021.

The following table reflects total expenses related to restructuring activities recognized within the Consolidated Statements of Comprehensive Income (Loss) as Restructuring charges (in thousands):

| | Year ended December 31, | |
| | 2022 | 2021 |
| --- | --- | --- |
| Employee compensation costs | $ — | $ 876 |
| Other exit costs | — | 213 |
| Total restructuring costs | $ — | $ 1,089 |

The following table reflects cash activity relating to the Company's accrued restructuring costs as of December 31, 2022 and 2021 (in thousands):

| | Employee compensation costs | | Other exit costs | | Total | |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2020 | $ | 8,744 | $ | — | $ | 8,744 |
| Restructuring charges | | 876 | | 213 | | 1,089 |
| Cash paid | | (8,792) | | (213) | | (9,005) |
| Balance as of December 31, 2021 | $ | 828 | $ | — | $ | 828 |
| Cash paid | | (828) | | — | | (828) |
| Balance as of December 31, 2022 | $ | — | $ | — | $ | — |

## NOTE 12. LEASES

As of December 31, 2022, the Company has a non-cancelable operating lease for its corporate office, which is located in Lake Forest, Illinois (the "Lake Forest Lease"). Unless renewed, the Lake Forest Lease will expire on January 31, 2024. In connection with the Zyla Merger, the Company assumed an operating lease for offices in Wayne, Pennsylvania, which terminated in February 2022.

Prior to the Company's corporate headquarters relocation in 2018, the Company had leased its previous corporate office in Newark, California (the "Newark Lease"), which terminated at the end of November 2022. The Newark lease was partially subleased through the lease term of November 2022. Operating lease costs and sublease income related to the Newark Lease are accounted for in Other (loss) gain in the Consolidated Statements of Comprehensive Income (Loss). During the first quarter of 2022, the Company recognized a gain of $0.6 million from the early termination and settlement of a Newark Lease sublease.

The following table reflects lease expense and sublease income for the years ended December 31, 2022 and 2021 (in thousands):

| | | Year ended December 31, | | | |
|---|---|---|---|---|---|
| | Financial Statement Classification | 2022 | | 2021 | |
| Operating lease cost | Selling, general and administrative expenses | $ | 158 | $ | 307 |
| Operating lease cost | Other (loss) gain | | 541 | | 591 |
| Total lease cost | | $ | 699 | $ | 898 |
| | | | | | |
| Sublease income | Other (loss) gain | $ | 1,223 | $ | 1,148 |

The following table reflects supplemental cash flow information related to leases for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2022 | | 2021 | |
| Cash paid for amounts included in measurement of liabilities: | | | | |
| Operating cash flows used in operating leases | $ | 1,983 | $ | 2,799 |

The following table reflects supplemental balance sheet information related to leases as of December 31, 2022 and 2021 (in thousands):

| | **Financial Statement Classification** | **December 31,** | | |
| | | **2022** | | **2021** |
| Liabilities | | | | |
| Current operating lease liabilities | Other current liabilities | $ | 401 | $ | 1,978 |
| Noncurrent operating lease liabilities | Other long-term liabilities | | — | | 397 |
| Total lease liabilities | | $ | 401 | $ | 2,375 |

The following table reflects other lease information as of December 31, 2022 and 2021:

| | **December 31,** | |
| | **2022** | **2021** |
| Weighted-average remaining lease term (years): | | |
| Operating leases | 1.0 | 1.2 |
| Weighted-average discount rate: | | |
| Operating leases | 11.1 % | 7.8 % |

The following table reflects future minimum lease payments under the Company's non-cancelable operating leases as of December 31, 2022 (in thousands):

| | **Lease Payments** | |
| 2023 | $ | 421 |
| Thereafter | | — |
| Total lease payments | $ | 421 |
| Less: Interest | | 20 |
| Present value of lease liabilities | $ | 401 |

## NOTE 13. COMMITMENTS AND CONTINGENCIES

### Jubilant HollisterStier Manufacturing and Supply Agreement

Pursuant to the Zyla Merger, the Company assumed a Manufacturing and Supply Agreement (the "Jubilant HollisterStier Agreement") with Jubilant HollisterStier LLC ("JHS") pursuant to which the Company engaged JHS to provide certain services related to the manufacture and supply of SPRIX for the Company's commercial use. Under the Jubilant HollisterStier Agreement, JHS is responsible for supplying a minimum of 75% of the Company's annual requirements of SPRIX. The Company agreed to purchase a minimum number of batches of SPRIX per calendar year from JHS over the term of the Jubilant HollisterStier Agreement. Total commitments to JHS through the period ending July 30, 2022 have been met, and total commitments through the period ending July 30, 2023 are approximately $1.1 million.

### Cosette Pharmaceuticals Supply Agreement

Pursuant to the Zyla Merger, the Company assumed a Collaborative License, Exclusive Manufacture and Global Supply Agreement with Cosette Pharmaceuticals, Inc. (formerly G&W Laboratories, Inc.) (the "Cosette Supply Agreement") for the manufacture and supply of INDOCIN Suppositories to Zyla for commercial distribution in the United States. On July 9, 2021, the Company and Cosette entered into Amendment No. 3 to the Cosette Supply Agreement, to among other things, extend the expiration date of the Cosette Supply Agreement from July 31, 2023 to July 9, 2028. The Company is obligated to purchase all of its requirements for INDOCIN Suppositories from Cosette Pharmaceuticals, Inc., and is required to meet minimum purchase requirements each calendar year during the extended term of the Cosette Supply Agreement. Total commitments to Cosette under the Cosette Supply Agreement are approximately $6.3 million annually through the end of the contract term.

*Antares Supply Agreement*

In connection with the Otrexup acquisition, the Company entered into a supply agreement with Antares pursuant to which Antares will manufacture and supply the finished Otrexup products (the "Antares Supply Agreement"). Under the Antares Supply Agreement, the Company has agreed to annual minimum purchase obligations from Antares, which approximate $2.0 million annually. The Antares Supply Agreement has an initial term through December 2031 with renewal terms beyond.

*General*

The Company is currently involved in various lawsuits, claims, investigations and other legal proceedings that arise in the ordinary course of business. The Company recognizes a loss contingency provision in its financial statements when it concludes that a contingent liability is probable, and the amount thereof is estimable. Costs associated with our involvement in legal proceedings are expensed as incurred. Amounts accrued for legal contingencies are based on management's best estimate of a loss based upon the status of the cases described below, assessments of the likelihood of damages, and the advice of counsel and often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. As of December 31, 2022 and December 31, 2021, the Company had a legal contingency accrual of approximately $3.2 million and $3.4 million, respectively. The Company continues to monitor each matter and adjust accruals as warranted based on new information and further developments in accordance with ASC 450-20-25. For matters discussed below for which a loss is not probable, or a probable loss cannot be reasonably estimated, no liability has been recorded. The Company recognized a loss on contingency provision of $10.6 million during the year ended December 31, 2021. There was no loss on contingency provision recognized during the year ended December 31, 2022. Provisions for loss contingencies are recorded in Selling, general and administrative expense in the Company's Consolidated Statements of Comprehensive Income (Loss) and the related accruals are recorded in Accrued liabilities in the Company's Consolidated Balance Sheets.

Other than matters that we have disclosed below, the Company may from time to time become party to actions, claims, suits, investigations or proceedings arising from the ordinary course of its business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. The Company may also become party to further litigation in federal and state courts relating to opioid drugs. Although actions, claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, other than the matters set forth below, the Company is not currently involved in any matters that the Company believes may have a material adverse effect on its business, results of operations, cash flows or financial condition. However, regardless of the outcome, litigation can have an adverse impact on the Company because of associated cost and diversion of management time.

*Glumetza Antitrust Litigation*

Antitrust class actions and related direct antitrust actions were filed in the Northern District of California against the Company and several other defendants relating to our former drug Glumetza®. The plaintiffs sought to represent a putative class of direct purchasers of Glumetza. In addition, several retailers, including CVS Pharmacy, Inc., Rite Aid Corporation, Walgreen Co., the Kroger Co., the Albertsons Companies, Inc., H-E-B, L.P., and Hy-Vee, Inc. (the "Retailer Plaintiffs"), filed substantially similar direct purchaser antitrust claims.

On July 30, 2020, Humana Inc. also filed a complaint against the Company and several other defendants in federal court in the Northern District of California alleging similar claims related to Glumetza. The claims asserted by Humana in its federal case were ultimately withdrawn, and analogous claims were instead asserted by Humana in an action it filed in California state court on February 8, 2021, and subsequently amended in September 2021. Additionally, on April 5, 2022, Health Care Service Corporation ("HCSC") filed a complaint against the Company and the same other defendants in California state court alleging similar claims related to Glumetza.

These antitrust cases arise out of a Settlement and License Agreement (the "Settlement") that the Company, Santarus, Inc. ("Santarus") and Lupin Limited ("Lupin") entered into in February 2012 that resolved patent infringement litigation filed by the Company against Lupin regarding Lupin's Abbreviated New Drug Application for generic 500 mg and 1000 mg tablets of Glumetza. The antitrust plaintiffs allege, among other things, that the Settlement violated the antitrust laws because it allegedly included a "reverse payment" that caused Lupin to delay its entry in the market with a generic version of Glumetza. The alleged "reverse payment" is an alleged commitment on the part of the settling parties not to launch an authorized generic version of Glumetza for a certain period. The antitrust plaintiffs allege that the Company and its co-defendants, which include Lupin as well as Bausch Health (the alleged successor in interest to Santarus), are liable for damages under the antitrust laws for overcharges that the antitrust plaintiffs allege they paid when they purchased the branded version of Glumetza due to delayed generic entry. Plaintiffs seek treble damages for alleged past harm, attorneys' fees and costs.

On September 14, 2021, the Retailer Plaintiffs voluntarily dismissed all claims against the Company pursuant to a settlement agreement with the Company in return for $3.15 million. On February 3, 2022, the Court issued its final order approving a settlement of the direct purchaser class plaintiffs' claims against the Company in return for $3.85 million.

With respect to the Humana lawsuit that is continuing in California state court, on November 24, 2021, the state court granted in part and denied in part a demurrer by the defendants. That case is now moving to discovery, and trial is scheduled for August 25, 2023.

The Company intends to defend itself vigorously in the Humana California state court lawsuit, and the more recently filed HCSC lawsuit. A liability for this matter has been recorded in the financial statements.

### Securities Class Action Lawsuit and Related Matters

On August 28, 2022, the U.S. District Court for the Northern District of California issued a final order approving the settlement of a purported federal securities law class action that was pending against the Company, two individuals who formerly served as its chief executive officer and president, and its former chief financial officer, thereby concluding this matter. The action (Huang v. Depomed et al., No. 4:17-cv-4830-JST, N.D. Cal.) alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 related to certain prior disclosures of the Company about its business, compliance, and operational policies and practices concerning the sales and marketing of its former opioid products and contended that the conduct supporting the alleged violations affected the value of Company's common stock and was seeking damages and other relief.

Additionally, on December 14, 2021, the Superior Court of California, Alameda County, issued a final order approving the settlement of the shareholder derivative actions that were filed on behalf of the Company against its officers and directors for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the federal securities laws, thereby concluding these matters. The claims in the shareholder derivative actions arose out of the same factual allegations as the purported federal securities class action described above.

### Opioid-Related Request and Subpoenas

As a result of the greater public awareness of the public health issue of opioid abuse, there has been increased scrutiny of, and investigation into, the commercial practices of opioid manufacturers generally by federal, state, and local regulatory and governmental agencies. In March 2017, the Company's subsidiary Assertio Therapeutics, Inc. ("Assertio Therapeutics") received a letter from then-Sen. Claire McCaskill (D-MO), the then-Ranking Member on the U.S. Senate Committee on Homeland Security and Governmental Affairs, requesting certain information regarding Assertio Therapeutics' historical commercialization of opioid products. Assertio Therapeutics voluntarily furnished information responsive to Sen. McCaskill's request. Since 2017, Assertio Therapeutics has received and responded to subpoenas from the U.S. Department of Justice ("DOJ") seeking documents and information regarding its historical sales and marketing of opioid products. Assertio Therapeutics has also received and responded to subpoenas or civil investigative demands focused on its historical promotion and sales of Lazanda, NUCYNTA, and NUCYNTA ER from various state attorneys general seeking documents and information regarding Assertio Therapeutics' historical sales and marketing of opioid products. In addition, Assertio Therapeutics received and responded to a subpoena from the State of California Department of Insurance ("CDI") seeking information relating to its historical sales and marketing of Lazanda. The CDI subpoena also seeks information on Gralise, a non-opioid product formerly in Assertio Therapeutics' portfolio. In addition, Assertio Therapeutics received and responded to a subpoena from the New York Department of Financial Services seeking information relating to its historical sales and marketing of opioid products. Assertio Therapeutics also from time to time receives and complies with subpoenas from governmental authorities related to investigations primarily focused on third parties, including healthcare practitioners. Assertio Therapeutics is cooperating with the foregoing governmental investigations and inquiries.

In July 2022, the Company became aware that the DOJ issued a press release stating that it had settled claims against a physician whom the DOJ alleged had received payments for paid speaking and consulting work from two pharmaceutical companies, including Depomed, Inc. (now known as Assertio Therapeutics), in exchange for prescribing certain of the companies' respective products. As part of the settlement, the physician did not admit liability for such claims and the press release stated that there has been no determination of any liability for such claims. The Company denies any wrongdoing and disputes DOJ's characterization of the payments from Depomed.

*Multidistrict Opioid Litigation*

A number of pharmaceutical manufacturers, distributors and other industry participants have been named in numerous lawsuits around the country brought by various groups of plaintiffs, including city and county governments, hospitals, individuals and others. In general, the lawsuits assert claims arising from defendants' manufacturing, distributing, marketing and promoting of FDA-approved opioid drugs. The specific legal theories asserted vary from case to case, but the lawsuits generally include federal and/or state statutory claims, as well as claims arising under state common law. Plaintiffs seek various forms of damages, injunctive and other relief and attorneys' fees and costs.

For such cases filed in or removed to federal court, the Judicial Panel on Multi-District Litigation issued an order in December 2017, establishing a Multi-District Litigation court ("MDL Court") in the Northern District of Ohio (In re National Prescription Opiate Litigation, Case No. 1:17-MD-2804). Since that time, more than 2,000 such cases that were originally filed in U.S. District Courts, or removed to federal court from state court, have been filed in or transferred to the MDL Court. Assertio Therapeutics is currently involved in a subset of the lawsuits that have been filed in or transferred to the MDL Court. Assertio Holdings has also been named in one such case. Plaintiffs may file additional lawsuits in which Assertio Therapeutics or Assertio Holdings may be named. Plaintiffs in the pending federal cases involving Assertio Therapeutics or Assertio Holdings include individuals; county, municipal and other governmental entities; employee benefit plans, health insurance providers and other payors; hospitals, health clinics and other health care providers; Native American tribes; and non-profit organizations who assert, for themselves and in some cases for a putative class, federal and state statutory claims and state common law claims, such as conspiracy, nuisance, fraud, negligence, gross negligence, negligent and intentional infliction of emotional distress, deceptive trade practices, and products liability claims (defective design/failure to warn). In these cases, plaintiffs seek a variety of forms of relief, including actual damages to compensate for alleged personal injuries and for alleged past and future costs such as to provide care and services to persons with opioid-related addiction or related conditions, injunctive relief, including to prohibit alleged deceptive marketing practices and abate an alleged nuisance, establishment of a compensation fund, establishment of medical monitoring programs, disgorgement of profits, punitive and statutory treble damages, and attorneys' fees and costs. No trial date has been set in any of these lawsuits, which are at an early stage of proceedings. Assertio Therapeutics and Assertio Holdings intend to defend themselves vigorously in these matters.

*State Opioid Litigation*

Related to the cases in the MDL Court noted above, there have been hundreds of similar lawsuits filed in state courts around the country, in which various groups of plaintiffs assert opioid-drug related claims against similar groups of defendants. Assertio Therapeutics is currently named in a subset of those cases, including cases in Delaware, Missouri, Nevada, Pennsylvania, Texas and Utah. Plaintiffs may file additional lawsuits in which Assertio Therapeutics may be named. In the pending cases involving Assertio Therapeutics, plaintiffs are asserting state common law and statutory claims against the defendants similar in nature to the claims asserted in the MDL cases. Plaintiffs are seeking actual damages, disgorgement of profits, injunctive relief, punitive and statutory treble damages, and attorneys' fees and costs. The state lawsuits in which Assertio Therapeutics has been served are generally each at an early stage of proceedings. Assertio Therapeutics intends to defend itself vigorously in these matters.

*Insurance Litigation*

On January 15, 2019, Assertio Therapeutics was named as a defendant in a declaratory judgment action filed by Navigators Specialty Insurance Company ("Navigators") in the U.S. District Court for the Northern District of California (Case No. 3:19-cv-255). Navigators is Assertio Therapeutics' primary product liability insurer. Navigators was seeking declaratory judgment that opioid litigation claims noticed by Assertio Therapeutics (as further described above under "Multidistrict Opioid Litigation" and "State Opioid Litigation") are not covered by Assertio Therapeutics' life sciences liability policies with Navigators. On February 3, 2021, Assertio Therapeutics entered into a Confidential Settlement Agreement and Mutual Release with Navigators to resolve the declaratory judgment action and Assertio Therapeutics' counterclaims. Pursuant to the Settlement Agreement, the parties settled and the coverage action was dismissed without prejudice.

During the first quarter of 2021, Assertio Therapeutics received $5.0 million in insurance reimbursement for previous opioid-related spend, which was recognized within Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2021.

On July 16, 2021, Assertio Therapeutics filed a complaint for declaratory relief against one of its excess products liability insurers, Lloyd's of London Newline Syndicate 1218 and related entities ("Newline"), in the Superior Court of the State of California for the County of Alameda. Newline removed the case to the U.S. District Court for the Northern District of California (Case No. 3:21-cv-06642). Assertio Therapeutics was seeking a declaratory judgment that Newline has a duty to defend Assertio Therapeutics or, alternatively, to reimburse Assertio Therapeutics' attorneys' fees and other defense costs for opioid litigation claims noticed by Assertio Therapeutics. On May 18, 2022, Assertio Therapeutics entered into a Confidential Settlement Agreement and Mutual Release with Newline to resolve Assertio Therapeutics' declaratory judgment action. Pursuant to the Settlement Agreement, the parties settled and the coverage action was dismissed with prejudice.

During the second quarter of 2022, Assertio Therapeutics received $2.0 million in insurance reimbursement for previous opioid-related spend, which was recognized within Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2022.

On April 1, 2022, Assertio Therapeutics filed a complaint for negligence and breach of fiduciary duty against its former insurance broker, Woodruff-Sawyer & Co. ("Woodruff"), in the Superior Court of the State of California for the County of Alameda (Case No. 22CV009380). Assertio Therapeutics is seeking to recover its damages caused by Woodruff's negligence and breaches of its fiduciary duties in connection with negotiating and procuring products liability insurance coverage for Assertio Therapeutics. The litigation is in the early stages. Trial is set for February 2, 2024.

### *Indemnification Dispute with Collegium Pharmaceutical, Inc.*

On May 24, 2022, Assertio Therapeutics filed an action in the Superior Court of Delaware against Collegium Pharmaceutical, Inc. ("Collegium") seeking indemnification for Collegium's breach of an asset purchase agreement related to Assertio Therapeutics' former product, NUCYNTA. Assertio Therapeutics alleged that Collegium agreed to assume certain liabilities associated with customer returns of NUCYNTA products sold by Collegium, but that Collegium failed to honor that agreement. On July 14, 2022, Collegium answered the complaint asserting as a defense that, among other things, the Superior Court of Delaware does not have jurisdiction over all aspects of the action because Collegium contends that a portion of the dispute is subject to the alternative dispute resolution procedures under a different agreement. On July 18, 2022, Assertio Therapeutics moved to strike that defense, and on August 8, 2022 in opposition to the motion to strike, Collegium filed a cross-motion to stay the case. Assertio Therapeutics filed its opposition to Collegium's cross-motion to stay on August 19, 2022. After oral argument on September 20, 2022, the Court granted in part Assertio Therapeutics' motion to strike and denied in full Collegium's cross-motion to stay. On January 5, 2023, Assertio Therapeutics voluntarily dismissed all claims against Collegium pursuant to a settlement agreement with Collegium in return for $2.9 million.

### NOTE 14. EMPLOYEE BENEFIT PLANS

The Company's 401(k) Employee Savings Plan (the "401(k) Plan") is available to U.S. employees meeting certain eligibility criteria. The 401(k) Plan was amended effective January 1, 2022, to make matching contributions in an amount equal to 100% of elective deferral contributions that are not over 5% of compensation. The previous matching contributions amount was equal to 100% of elective deferral contributions that are not over 3% of compensation, plus 50% of elective deferral contributions that are over 3% of compensation but are not over 6% of compensation. The Company may make discretionary matching contributions for employees.

The Company contributed cash of $0.2 million and $0.1 million to the 401(k) Plan during the years ended December 31, 2022 and 2021, respectively. The Company's common stock is not an investment option available to participants in the 401(k) Plan.

### NOTE 15. STOCK-BASED COMPENSATION

The Company's stock-based compensation generally includes time-based restricted stock units ("RSU") and options, as well as performance-based RSUs and options.

For the years ended December 31, 2022 and 2021, stock-based compensation expense of $7.5 million and $3.5 million, respectively, was recognized in Selling, general and administrative expenses in the Company's Consolidated Statements of Comprehensive Income (Loss). The recognized tax benefits on total stock-based compensation expense was $0.5 million and immaterial for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company had $5.6 million and $4.0 million of total unrecognized compensation expense related to RSU and stock option grants, respectively, that will be recognized over a weighted-average vesting period of 1.5 years and 1.9 years, respectively.

*2014 Omnibus Incentive Plan*

The Company's 2014 Omnibus Incentive Plan was adopted by the Board of Directors and approved by the shareholders in May 2014, and subsequently amended and restated in June 2020 (the "2014 Amended Plan"). The 2014 Amended Plan provides for the grant of stock options, stock appreciation rights, stock awards, cash awards and performance awards to the employees, non-employee directors and consultants of the Company. At December 31, 2022, the number of shares authorized under the 2014 Amended Plan was 12,595,000 shares, of which 1,298,518 were available for future issuance.

Generally, the exercise price of incentive stock options and non-statutory stock options granted under the 2014 Amended Plan must be the fair value of the common stock of the Company on the grant date. The term of incentive and non-statutory stock options may not exceed 10 years from the date of grant. A stock option shall be exercisable on or after each vesting date in accordance with the terms set forth in the stock option agreement. The right to exercise a stock option generally vests over three years at a rate of 33% annually or ratably in monthly installments over the vesting period.

*Time-Based Stock Options*

The following table reflects assumptions used to calculate the fair value of time-based stock option grants for the years ended December 31, 2022 and 2021:

| | December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Risk-free interest rate | 2.84% – 3.85% | 1.25% |
| Dividend yield | —% | —% |
| Expected option term (in years) | 6.0 | 6.0 |
| Expected stock price volatility | 290% – 294% | 284% |

The weighted-average grant date fair value of time-based stock options granted during the years ended December 31, 2022 and 2021 was $2.29 and $1.11 per option share, respectively. There were 22,631 time-based stock options exercised during the year ended December 31, 2022. The total intrinsic value of options exercised during the year ended December 31, 2022 was $0.1 million, and cash received from stock options exercised during the year ended December 31, 2022 was immaterial. Total grant date fair value of options that vested during the years ended December 31, 2022 and 2021 was $0.8 million and $0.2 million, respectively.

The following tables reflects the time-based stock option activity for the year ended December 31, 2022 (dollar amounts in thousands):

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (in thousands) |
| --- | --- | --- | --- | --- |
| Options outstanding as of December 31, 2021 | 2,258,399 | $ 2.69 | | |
| Options granted | 1,048,487 | $ 2.64 | | |
| Options exercised | (22,631) | $ 1.52 | | |
| Options forfeited | — | $ — | | |
| Options expired | (13,776) | $ 17.61 | | |
| Options outstanding as of December 31, 2022 | 3,270,479 | $ 2.62 | 8.9 | $ 8,047 |
| Options vested and expected as of vest at December 31, 2022 | 3,270,479 | $ 2.62 | 8.9 | $ 8,047 |
| Options exercisable as of December 31, 2022 | 820,543 | $ 4.83 | 8.3 | $ 2,115 |

*Time-Based Restricted Stock Units*

The following table reflects the time-based RSU activity for the year ended December 31, 2022 (dollar amounts in thousands):

| | Number of Shares | Weighted Average Grant Date Fair Value Per Share | Weighted Average Remaining Contractual Term (in years) |
|---|---|---|---|
| Non-vested restricted stock units as of December 31, 2021 | 2,621,603 | $ 3.40 | |
| Granted | 1,460,515 | $ 2.54 | |
| Vested | (1,148,022) | $ 3.53 | |
| Forfeited | — | $ — | |
| Non-vested restricted stock units as of December 31, 2022 | 2,934,096 | $ 2.92 | 0.9 |

Time-based RSUs generally vest over one or three years, with 100% or 33% of each award vesting annually, respectively. The total fair value of time-based RSUs that vested during the years ended December 31, 2022 and 2021 was $4.1 million and $1.7 million, respectively.

*Performance-based Stock Options and Restricted Stock Units*

During the year ended December 31, 2022, the Company granted 1.0 million performance-based stock options and 1.0 million performance-based RSUs (collectively referred to as "Performance Awards") under the 2014 Amended Plan. These Performance Awards vest only if the trading price of the Company's common stock exceeds certain stock price targets prior to the eighth calendar day after the registrant releases its earnings for the second quarter of 2025, which was considered a market condition. The fair value of the Performance Awards was determined using a Monte Carlo simulation model which considered a variety of potential future share prices for Assertio. The weighted-average grant date fair value per share of the performance-based RSUs was $2.24 using a risk-free interest rate of 2.84% and contractual term of 3.25 years. The weighted-average grant date fair value per share of the performance-based options was $1.80 using the following key assumptions: (i) weighted-average exercise price of $2.63, (ii) expected stock price volatility of 95.5%, (iii) risk-free interest rate of 2.84%, (iv) expected option term of 3.25 years, and (v) dividend yield of zero percent. The Company is recognizing the stock-based compensation expense associated with the Performance Awards ratably over the derived service period of one year regardless of whether or not the market condition for vesting is satisfied. The recipients of the Performance Awards will have voting rights and the right to receive a dividend, if applicable, once the underlying shares of common stock have been issued. If vested, the term of the performance-based options may not exceed 10 years from the date of grant. None of the Performance Awards vested during the year ended December 31, 2022 and all of the Performance Awards granted during the year ended December 31, 2022 remain outstanding as of December 31, 2022.

The Company had previously granted separate performance-based RSUs ("PSUs") under the 2014 Amended Plan with a market-condition based on relative total shareholder return ("TSR") performance, which was measured against the three-year TSR of a custom index of companies. As of December 31, 2021, there were 195,226 unvested PSUs outstanding with a weighted-average grant date fair value per share of $31.58, all of which were forfeited during the year ended December 31, 2022, as the performance criteria was not met. There are no PSUs outstanding as of December 31, 2022.

*Other Equity Incentive Plans*

The Company's other equity incentive plans as of December 31, 2022 include the Second Amended and Restated 2004 Equity Incentive Plan ("2004 Plan") and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the "2019 Zyla Plan"). Neither plan was utilized for new equity grants in 2021 and 2022 as they have no more shares available for future issuance.

The Company terminated its Employee Stock Purchase Plan ("ESPP") program in June 2021 (refer to Note 16 for further details) and did not grant any stock purchase rights under the ESPP program during the years ended December 31, 2022 and 2021.

## NOTE 16. SHAREHOLDERS' EQUITY

### At-The-Market Program

On December 17, 2021, the Company entered into a sales agreement with Roth Capital Partners, LLC ("Roth") as sales agent to sell shares of the Company's common stock, from time to time, through an at-the-market ("ATM") offering program having an aggregate offering price of up to $25.0 million. As a result of the issuance of the 2027 Convertible Notes (See Note 10. Debt), the Company has suspended use of its ATM offering program. Prior to the suspension of the ATM offering program, during the second quarter of 2022, 2,463,637 shares of the Company's common stock had been issued under the program and settled at an average price of $3.02, through which the Company received gross proceeds of $7.4 million, and net proceeds after commission and fees of $7.0 million.

### Equity Raise

On February 9, 2021, the Company completed a registered direct offering with certain institutional and accredited investors to sell 5,650,000 shares of its common stock at a purchase price of $2.48 per share. The gross proceeds from the offering were approximately $14.0 million. After placement agent fees and other offering expenses payable by the Company, Assertio received net proceeds of approximately $13.1 million. On February 12, 2021, the Company completed a registered direct offering with certain institutional and accredited investors to sell 8,750,000 shares of its common stock at a purchase price of $3.92 per share. The gross proceeds from the offering were approximately $34.3 million. After placement agent fees and other offering expenses payable by the Company, Assertio received net proceeds of approximately $32.2 million. The Company intends to continue to use the proceeds from both offerings for general corporate purposes, including general working capital.

### Warrant Agreements

Upon the Zyla Merger, the Company assumed Zyla's warrant agreements (the "Warrant Agreements") with Iroko Pharmaceuticals, Inc. ("Iroko"), certain of Iroko's affiliates, and certain other parties entitled to receive shares of the Company's common stock as consideration pursuant to Zyla's prior agreements or in satisfaction of certain claims pursuant to the Zyla's prior reorganization plan. The Warrant Agreements provide the holder the right to receive shares of the Company's common stock. Pursuant to the Warrant Agreements, the warrants are exercisable at any time at an exercise price of $0.0016 per share, subject to certain ownership limitations including, with respect to Iroko and its affiliates, that no such exercise may increase the aggregate ownership of the Company's outstanding common stock of such parties above 49% of the number of shares of its common stock then outstanding for a period of 18 months. All of the Company's outstanding warrants have similar terms whereas under no circumstance may the warrants be net-cash settled. As such, all warrants are equity-classified.

During 2022 and 2021, 0.4 million and 1.2 million warrants, respectively, were exercised and 0.4 million and 1.2 million common shares were issued by the Company, respectively. As of December 31, 2022, there were no outstanding warrants remaining.

### Employee Stock Purchase Plan

In May 2004, the ESPP was approved by the shareholders. The ESPP is qualified under Section 423 of the Internal Revenue Code, and allows eligible employees to purchase shares of the Company's common stock through periodic payroll deductions. The price of the common stock purchased under the ESPP must be equal to at least 85% of the lower of the fair market value of the Company's common stock on the commencement date of each offering period or the specified purchase date. The Company terminated the ESPP program in June 2021 and therefore had no shares authorized for issuance as of December 31, 2022 and 2021.

In 2021, the Company sold 3,929 shares of its common stock under the ESPP. The shares were purchased at a weighted-average purchase price of $1.40 and proceeds were immaterial.

### Option Exercises

Employees exercised options to purchase 22,631 shares of the Company's common stock during the year ended December 31, 2022 with an immaterial amount of net proceeds to the Company. Employees exercised options to purchase 72,750 shares of the Company's common stock with net proceeds to the Company of approximately $0.2 million during the year ended December 31, 2021.

## NOTE 17. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Any warrants outstanding under the Warrant Agreements represent contingently issuable shares and therefore are included in the number of outstanding shares used for the computation of basic income (loss) per share. There were no unexercised shares of common stock issuable upon the exercise of warrants as of December 31, 2022, and 392,095 unexercised shares of common stock issuable upon the exercise of warrants as of December 31, 2021.

Diluted net income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period, plus potentially dilutive common shares, consisting of stock-based awards and equivalents, and convertible debt. For purposes of this calculation, stock-based awards and convertible debt are considered to be potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive. The Company uses the treasury-stock method to compute diluted earnings per share with respect to its stock-based awards and equivalents. The Company uses the if-converted method to compute diluted earnings per share with respect to its convertible debt. Under the if-converted method, the Company assumes any convertible debt outstanding was converted at the beginning of each period presented. As a result, interest expense and the fair value adjustment of the derivative liability associated with the 2027 Convertible Notes, net of tax, is added back to net income (loss) used in the diluted earnings per share calculation. Additionally, the diluted shares used in the diluted earnings per share calculation includes the dilution effect of the convertible debt if converted into the Company's common stock.

The following table reflects the calculation of basic and diluted earnings per common share for the years ended December 31, 2022 and 2021 (in thousands, except for per share amounts):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Basic net income (loss) per share** | | |
| Net income (loss) | $ 109,625 | $ (1,281) |
| Weighted-average common shares and warrants outstanding | 47,004 | 43,169 |
| Basic net income (loss) per share | $ 2.33 | $ (0.03) |
| | | |
| **Diluted net income (loss) per share** | | |
| Net income (loss) | $ 109,625 | $ (1,281) |
| Add: Convertible debt interest expense and fair value adjustment, net of tax | 1,560 | — |
| Adjusted net income (loss) | 111,185 | (1,281) |
| Weighted-average common shares and share equivalents outstanding | 47,004 | 43,169 |
| Add: effect of dilutive stock-based awards and equivalents | 1,530 | — |
| Add: effect of dilutive convertible debt under if-converted method | 6,135 | — |
| Denominator for diluted income (loss) per share | 54,669 | 43,169 |
| Diluted net income (loss) per share | $ 2.03 | $ (0.03) |

The following table reflects outstanding potentially dilutive common shares that are not included in the computation of diluted net income (loss) per share for the years ended December 31, 2022, and 2021, because to do so would be anti-dilutive (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Convertible notes | — | 3 |
| Stock-based awards and equivalents | 836 | 2,914 |
| Total potentially dilutive common shares | 836 | 2,917 |

## NOTE 18. FAIR VALUE

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables reflect the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 (in thousands):

| December 31, 2022 | Financial Statement Classification | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Commercial paper | Cash and cash equivalents | $ — | $ 4,983 | $ — | $ 4,983 |
| U.S. Treasuries | Cash and cash equivalents | — | 3,981 | — | 3,981 |
| U.S. Government agencies | Cash and cash equivalents | — | 10,937 | — | 10,937 |
| Money market funds | Cash and cash equivalents | 38,478 | — | — | 38,478 |
| Total | | $ 38,478 | $ 19,901 | $ — | $ 58,379 |
| Liabilities: | | | | | |
| Short-term contingent consideration | Contingent consideration, current portion | $ — | $ — | $ 26,300 | $ 26,300 |
| Long-term contingent consideration | Contingent consideration | — | — | 22,200 | 22,200 |
| Derivative liability | Long-term debt | — | — | 252 | 252 |
| Total | | $ — | $ — | $ 48,752 | $ 48,752 |

| December 31, 2021 | Financial Statement Classification | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Liabilities: | | | | | |
| Short-term contingent consideration | Contingent consideration, current portion | $ — | $ — | $ 14,500 | $ 14,500 |
| Long-term contingent consideration | Contingent consideration | — | — | 23,159 | 23,159 |
| Total | | $ — | $ — | $ 37,659 | $ 37,659 |

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity date of purchase of three months or less to be cash equivalents. The Company invests its cash in money market funds and marketable securities including U.S. Treasury and government agency securities, commercial paper, and higher quality debt securities of financial and commercial institutions. The Company classified money market funds as Level 1, due to their short-term maturity, and measured the fair value based on quoted prices in active markets for identical assets. The Company classified commercial paper, U.S. Treasury and government agency securities as Level 2, as the inputs used to value these instruments are directly observable or can be corroborated by observable market data for substantially the full term of the assets.

*Contingent Consideration Obligation*

Pursuant to the Zyla Merger, the Company assumed a contingent consideration obligation which is measured at fair value. The Company has obligations to make contingent consideration payments for future royalties to CRG based upon annual INDOCIN product net sales over $20.0 million at a 20% royalty through January 2029. The Company classified the acquisition-related contingent consideration liabilities to be settled in cash as Level 3, due to the lack of relevant observable inputs and market activity. As of December 31, 2022 and December 31, 2021, INDOCIN product contingent consideration was $48.5 million and $37.5 million, respectively, with $26.3 million and $14.5 million classified as short-term and $22.2 million and $23.0 million classified as long-term contingent consideration, respectively, in the Consolidated Balance Sheets.

During the years ended December 31, 2022 and 2021, the Company recognized an expense of $18.7 million and $3.9 million, respectively, for the change in fair value of contingent consideration, which was recognized in Fair value of contingent consideration in the Company's Consolidated Statements of Comprehensive Income (Loss). The fair value of the contingent consideration is determined using an option pricing model under the income approach based on estimated INDOCIN product revenues through January 2029 and discounted to present value. The significant assumptions used in the calculation of the fair value as of December 31, 2022 included revenue volatility of 40%, discount rate of 9.0%, credit spread of 3.8%, and updated projections of future INDOCIN product revenues.

Contingent consideration obligation related to CAMBIA was $0.2 million as of December 31, 2021. During the year ended December 31, 2022, the Company determined this contingent obligation was no longer probable and adjusted its fair value to zero.

The following table summarizes changes in fair value of the contingent consideration that is measured on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2022, and 2021 (in thousands):

|  | December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Fair value, beginning of the period | $ 37,659 | $ 38,552 |
| Change in fair value of contingent consideration recorded within costs and expenses | 18,687 | 3,914 |
| Cash payment related to contingent consideration | (7,846) | (4,807) |
| Fair value, end of the period | $ 48,500 | $ 37,659 |

*Financial Instruments Not Required to be Remeasured at Fair Value*

The Company's other financial assets and liabilities, including trade accounts receivable and accounts payable, are not remeasured to fair value, as the carrying cost of each approximates its fair value. On August 22, 2022, the Company issued the 2027 Convertible Notes. As of December 31, 2022, the estimated fair value of the 2027 Convertible Notes, excluding the bifurcated embedded conversion option, was approximately $92.5 million, compared to a par value of $70.0 million. The Company estimated the fair value of its 2027 Convertible Notes as of December 31, 2022 based on a market approach which represents a Level 2 valuation. The carrying value of the Company's debt as of December 31, 2021 approximated its fair value. As of December 31, 2021, the estimated fair value of the Company's debt was determined using a commonly accepted valuation methodology and market based risk measurements that are indirectly observable, such as credit risk, which also represents a Level 2 valuation.

## NOTE 19. INCOME TAXES

The following table reflects Net income (loss) before income taxes by source for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| U.S. | $ 30,734 | $ (574) |
| Outside the U.S. | 432 | 21 |
| Net income (loss) before income taxes | $ 31,166 | $ (553) |

The following table reflects (benefit) provision for income taxes for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Current:** | | |
| Federal | $ 1,023 | $ 124 |
| State | 893 | 387 |
| Total current taxes | $ 1,916 | $ 511 |
| **Deferred:** | | |
| Federal | $ (61,077) | $ — |
| State | (19,298) | 217 |
| Total deferred taxes | (80,375) | 217 |
| Total (benefit) provision for income taxes | $ (78,459) | $ 728 |

The following table reflects a reconciliation of income taxes at the statutory federal income tax rate to the actual tax rate included in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Tax at federal statutory rate | $ 6,545 | $ (116) |
| State tax, net of federal benefit | 1,358 | 242 |
| Disallowed officers' compensation | 829 | 207 |
| Stock based compensation | 1,998 | 1,083 |
| Change in valuation allowance | (89,251) | (2,131) |
| Uncertain tax provisions | 198 | 233 |
| Tax return benefit | — | (63) |
| Return to provision | (171) | 1,247 |
| Other | 35 | 26 |
| Total tax (benefit) provision | $ (78,459) | $ 728 |

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. The IRA includes a new book-minimum tax on certain large corporations, an excise tax on stock buybacks, and tax incentives to address climate change mitigation and clean energy. The Company considered the income tax accounting implications of the IRA to the Company's income tax provision calculation for the year ended December 31, 2022, and determined that the impact was not significant.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted. The CARES ACT was a tax-and-spending package intended to provide additional economic relief to address the impact of the COVID-19 pandemic. The CARES Act, among other business tax provisions, included legislative changes and updates to net operating losses ("NOLs"), interest disallowance, and depreciation for qualified improvement property. The Company considered the income tax accounting implications from the CARES Act to the Company's income tax provision calculation for the year ended December 31, 2022. Prior to the enactment of the CARES Act, federal NOLs generated after December 31, 2017 could not be carried back to prior tax years. Upon the enactment of the CARES Act, federal NOLs generated in tax years 2018, 2019, and 2020 can be carried back to the previous five tax years without taxable income limitation. During 2021, the Company filed a carryback claim for the 2020 federal taxable loss to the 2018 and 2019 tax years to offset taxable income (and federal taxes paid) for those two tax years. During 2022, the Company received the requested tax refund of $8.3 million for such carryback claim.

During the year ended December 31, 2022, the Company recorded an income tax benefit of $78.5 million, principally due to a reversal of previously recorded valuation allowances, offset by the state tax expense, stock-based compensation, and disallowed officer's compensation.

During the year ended December 31,2021, the Company recorded an income tax expense of $0.7 million, principally due to the state tax expense, disallowed officer's compensation, and interest accrued for uncertain tax position, offset by the changes in valuation allowance.

Utilization of the Company's net operating loss and credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table reflects significant components of the Company's deferred income taxes as of December 31, 2022 and 2021 (in thousands):

|  | December 31, | |
|  | 2022 | 2021 |
|---|---|---|
| **Deferred tax assets:** | | |
| Net operating losses | $ 67,927 | $ 78,085 |
| Tax credit carryforwards | 1,362 | 2,813 |
| Stock-based compensation | 1,529 | 2,770 |
| Operating lease liabilities | 96 | 545 |
| Reserves and other accruals not currently deductible | 22,519 | 19,800 |
| Disallowed interest carryforward | 12,060 | 15,147 |
| Total deferred tax assets | 105,493 | 119,160 |
| Valuation allowance for deferred tax assets | (12,524) | (101,775) |
|  | $ 92,969 | $ 17,385 |
| **Deferred tax liabilities:** | | |
| Intangible assets | $ (12,554) | $ (16,812) |
| Convertible debt | — | (228) |
| Fixed Assets | (180) | (349) |
| Operating lease right-of-use assets | (33) | (168) |
| Net deferred tax asset (liability) | $ 80,202 | $ (172) |

The valuation allowance decreased $89.3 million to $12.5 million during the year ended December 31, 2022. During the year ended December 31, 2022, the Company reversed a majority of its previously recorded valuation allowances against the net deferred tax asset. As part of its valuation assessment, the Company primarily relied on its projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences. The Company did retain $12.5 million of valuation allowance because realization of the future benefits for the associated deferred tax assets is not considered more-likely-than-not to occur. The Company continues to assess the realizability of its deferred tax assets on a quarterly basis and assess whether an additional reserve or a release of a valuation allowance is required in future periods.

As of December 31, 2022, the Company had federal NOLs of $254.9 million with no expiration, and $31.5 million expiring in 2036. NOL carryforwards for state income tax purposes are $143.6 million, which begin to expire in 2025. Utilization of the Company's NOL and credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company does not have any significant federal or state tax examinations in process as of December 31, 2022. The federal and state statute of limitations remains open primarily for the 2017 through 2021 tax years. The California statute of limitations is open for the 2007 through 2021 tax years.

The following table reflects activity related to the Company's unrecognized tax benefits for the years ended December 31, 2022 and 2021 (in thousands):

| | |
|---|---:|
| Unrecognized tax benefits—December 31, 2020 | $ 4,101 |
| Increases related to current year tax positions | — |
| Changes in prior year tax positions | — |
| Decreases related to lapse of statutes | — |
| Unrecognized tax benefits—December 31, 2021 | $ 4,101 |
| Increases related to current year tax positions | — |
| Changes in prior year tax positions | — |
| Decreases related to lapse of statutes | — |
| Unrecognized tax benefits—December 31, 2022 | $ 4,101 |

The total amount of unrecognized tax benefit that would affect the effective tax rate is $4.1 million as of December 31, 2022 and December 31, 2021.

The Company does not expect a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

**NOTE 20. SUBSEQUENT EVENT**

On February 27, 2023, the Company completed a transaction with a limited number of holders of its outstanding 2027 Convertible Notes (the "Exchanged Notes") to exchange $30.0 million aggregate principal amount of Exchanged Notes pursuant to separate, privately negotiated exchange agreements for a combination of (a) a cash payment, and (b) an agreed number of shares of the Company's common stock. The Company paid an aggregate of $10.5 million in cash and issued an aggregate of approximately 7.0 million shares of its common stock in the transactions. The Company did not receive any cash proceeds from the issuance of the shares of its common stock.

**SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS**
*(in thousands)*

| | | Additions | | |
|---|---|---|---|---|
| Description | Balance at Beginning of Year | Charged as a Reduction to Revenue | Deductions[1] | Balance at End of Year [2] |
| Sales & return allowances, discounts, chargebacks and rebates: | | | | |
| Year ended December 31, 2022 | $ 53,600 | 103,371 | (106,659) $ | 50,312 |
| Year ended December 31, 2021 | $ 64,442 | 96,332 | (107,174) $ | 53,600 |

| Description | Balance at Beginning of Year | | Additions | | Deductions | | Balance at End of Year |
|---|---|---|---|---|---|---|---|
| Deferred tax asset valuation allowance: | | | | | | | |
| December 31, 2022 [3] | $ | 101,775 | $ | — | $ | (89,251) | $ 12,524 |
| December 31, 2021 [4] | $ | 103,906 | $ | — | $ | (2,131) | $ 101,775 |

(1) Deductions to sales discounts and allowances relate to discounts or allowances, returns, chargebacks and rebates actually taken or paid.

(2) Balance includes allowances for cash discounts for prompt payment of $0.9 million as of both December 31, 2022 and 2021, which are recognized in Accounts receivable, net on the Company's Consolidated Balance Sheets.

(3) The Company decreased the valuation allowance by $89.3 million during 2022. The significant reduction is primarily attributable to projected availability of future taxable income from pre-tax income forecasts and reversing taxable temporary differences.

(4) The Company decreased the valuation allowance by $2.1 million during 2021.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### (a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

At the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer, our principal financial officer and principal accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to ensure that information to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer, principal financial officer and principal accounting officer, as appropriate, to allow for timely decisions regarding required disclosure.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to correct any material deficiencies that we may discover. Our goal is to ensure that our management has timely access to material information that could affect our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to modify our disclosure controls and procedures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

### (b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Grant Thornton, LLP, our independent registered public accounting firm, has attested to and issued a report on the effectiveness of our internal control over financial reporting, which is included herein.

### (c) Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Assertio Holdings, Inc.

## Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Assertio Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 8, 2023 expressed an unqualified opinion on those financial statements.

## Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Chicago, Illinois
March 8, 2023

## ITEM 9B.  OTHER INFORMATION

None.

## ITEM 9C.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not Applicable.

## PART III

## ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the information set forth under the headings "Board of Directors and Director Nominees," "Executive Officers," "Corporate Governance – Code of Ethics," "Corporate Governance – Board and Board Committees," "Corporate Governance – Director Nominations" and "Delinquent Section 16(a) Reports" in our 2023 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for our 2023 Annual Meeting of Stockholders (the 2023 Proxy Statement). The 2023 Proxy Statement is expected to be filed with the SEC within 120 days after the end of our 2022 fiscal year.

## ITEM 11.  EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the heading "Executive Compensation" in our 2023 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" in our 2023 Proxy Statement.

## ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the headings "Certain Relationships and Related Transactions" and "Corporate Governance – Board and Board Committees – Board Independence" in our 2023 Proxy Statement.

## ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the information set forth under the headings "Audit Related Matters – Fees Paid to Independent Registered Public Accounting Firm" and "Audit Related Matters – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" in our 2023 Proxy Statement.

## PART IV

## ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     **List of documents filed as part of this Annual Report on Form 10-K:**

    (1)     **Financial Statements**

        The financial statements listed in the accompanying Index to Financial Statements included in "Item 8. Financial Statements and Supplementary Data."

    (2)     **Financial Statement Schedules**

        The following financial statement schedule included in "Item 8. Financial Statements and Supplementary Data: Schedule II: Valuation and Qualifying Accounts."

(3)  **Exhibits:**

| Exhibit Number | Description of Document |
|---|---|
| 1.1 | Sales Agreement, dated as of December 17, 2021, by and between the Company and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 10-K, filed on March 10, 2022) |
| 2.1† | Asset Purchase Agreement, dated as of December 15, 2021, by and among Otter Pharmaceuticals, LLC, Antares Pharma, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K filed on March 10, 2022) |
| 2.2 | Agreement and Plan of Merger, dated as of May 19, 2020, by and among Assertio Therapeutics, Inc., the Company, and Alligator Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 17, 2020) |
| 2.3 | Agreement and Plan of Merger, dated as of March 16, 2020, by and among Assertio Therapeutics, Inc., the Company (formerly, Alligator Zebra Holdings, Inc.), Alligator Merger Sub, Inc., Zebra Merger Sub, Inc. and Zyla Life Sciences (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 17, 2020) |
| 2.4 | Asset Purchase Agreement, dated February 6, 2020, by and between Assertio Therapeutics, Inc. and Collegium Pharmaceutical, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 20, 2020) |
| 2.5 | Asset Purchase Agreement, dated December 11, 2019, by and among Assertio Therapeutics, Inc., Golf Acquiror LLC and, solely for the purposes set forth therein, Celtic Intermediate S.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2019) |
| 2.6 | Asset Purchase Agreement, dated October 30, 2018, by and among Egalet Corporation, Egalet US Inc. and Iroko Pharmaceuticals Inc. (incorporated by reference to Exhibit 2.1 to Zyla Life Sciences' Current Report on Form 8-K filed on October 31, 2018) |
| 2.7 | Asset Purchase Agreement, dated as of January 8, 2015, by and between Egalet US, Inc. and Luitpold Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Zyla Life Sciences' Annual Report on Form 10-K filed on March 16, 2015) |
| 2.8† | Asset Purchase Agreement, dated December 17, 2013 between Assertio Therapeutics, Inc. and Nautilus Neurosciences, Inc. (incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K filed on March 17, 2014) |
| 2.9 | Asset Purchase Agreement dated June 21, 2012 between Assertio Therapeutics, Inc. and Xanodyne Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2012) |
| 3.1 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated May 13, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 17, 2021) |
| 3.2 | Amended and Restated Certificate of Incorporation of the Company, dated May 19, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K12B filed on May 19, 2020) |
| 3.3 | Amended and Restated Bylaws of the Company, dated November 2, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 8, 2022) |
| 4.1 | Description of Securities (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on March 10, 2020) |

4.2 Indenture, dated as of August 25, 2022, between Assertio Holdings, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 25, 2022)

4.3 Form of 6.50% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit 4.5) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 25, 2022)

10.1* Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K12B filed on May 19, 2020)

10.2* Form of Management Continuity Agreement (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 10, 2022)

10.3* Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018)

10.4* Amended and Restated 2014 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 Form S-8 filed on May 12, 2022)

10.5* Form of Equity Award Documents under Amended and Restated 2014 Omnibus Incentive Plan

10.6* Form of Equity Award Documents for Inducement Grants

10.7* Amended and Restated Annual Bonus Plan

10.8* Non-Employee Director Compensation and Grant Policy

10.9* Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.27 to Zyla Life Science's Annual Report on Form 10-K filed on March 26, 2020)

10.10* Form of Non-Qualified Stock Option Agreement of Zyla Life Sciences (incorporated by reference to Exhibit 10.18 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)

10.11* Transition Agreement, dated as of March 16, 2020, by and among the Company and Arthur Higgins (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 17, 2020)

10.12† Collaboration and License Agreement, dated as of January 7, 2015, by and among Egalet Corporation, Egalet US, Inc., Egalet Ltd. and Acura Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to Zyla Life Sciences' Annual Report on Form 10-K filed on March 16, 2015)

10.13† License Agreement effective as of November 23, 2000 between Recordati Sa Chemical & Pharmaceutical Company and Roxro Pharma LLC (incorporated by reference to Exhibit 10.13 to Zyla Life Sciences' Annual Report on Form 10-K filed on March 16, 2018)

10.14† First Amendment dated March 21, 2001 to License Agreement effective as of November 23, 2000 between Recordati Sa Chemical & Pharmaceutical Company and Roxro Pharma LLC (incorporated by reference to Exhibit 10.14 to Zyla Life Sciences' Annual Report on Form 10-K filed on March 16, 2018)

10.15† Second Amendment dated December 10, 2015 to License Agreement effective as of November 23, 2000 between Recordati Sa Chemical & Pharmaceutical Company and Roxro Pharma LLC (incorporated by reference to Exhibit 10.15 to Zyla Life Sciences' Annual Report on Form 10-K filed on March 16, 2018)

10.16† Collaborative License, Exclusive Manufacture and Global Supply Agreement between Cosette Pharmaceuticals, Inc. (formerly, G&W Laboratories, Inc.) and Iroko Pharmaceuticals, LLC, as amended by Amendment 1 and Amendment 2 thereto (Zyla Life Sciences succeeded Iroko as a party to this agreement) (incorporated by reference to Exhibit 10.10 to Zyla Life Sciences' Quarterly Report on Form 10-Q filed on May 17, 2019)

10.17† Amendment No. 3 to Collaborative License, Exclusive Manufacture and Global Supply Agreement between Zyla Life Sciences and Cosette Pharmaceuticals, Inc. effective July 9, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2021)

14.1 Code of Conduct

21.1 List of Subsidiaries

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney (included on signature page hereto)

31.1 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

31.2 Certification pursuant to Rule 13a-14(a) and 15d-14(a) under the Exchange Act

32.1** Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2** Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350

101.INS Inline XBRL Instance Document

101.SCH Inline XBRL Taxonomy Extension Schema Document

101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document

104 Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K is formatted in iXBRL

---

† Confidential information omitted
* Compensatory Plan or Arrangement
** Furnished Herewith

## ITEM 16. FORM 10-K SUMMARY

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ASSERTIO HOLDINGS, INC.**

Date:          March 8, 2023

By  /s/ DANIEL A. PEISERT

Daniel A. Peisert

*President and Chief Executive Officer*

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel A. Peisert and Paul Schwichtenberg, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ DANIEL A. PEISERT<br>Daniel A. Peisert | President and Chief Executive Officer<br>(Principal Executive Officer) | March 8, 2023 |
| /s/ PAUL SCHWICHTENBERG<br>Paul Schwichtenberg | Chief Financial Officer<br>(Principal Financial Officer) | March 8, 2023 |
| /s/ AJAY PATEL<br>Ajay Patel | Chief Accounting Officer<br>(Principal Accounting Officer) | March 8, 2023 |
| /s/ PETER D. STAPLE<br>Peter D. Staple | Chairman of the Board of Directors | March 8, 2023 |
| /s/ WILLIAM T. MCKEE<br>William T. McKee | Director | March 8, 2023 |
| /s/ HEATHER L. MASON<br>Heather L. Mason | Director | March 8, 2023 |
| /s/ JAMES L. TYREE<br>James L. Tyree | Director | March 8, 2023 |

**Exhibit 21.1**

## SUBSIDIARIES OF THE REGISTRANT

| Name of Subsidiary | State of Jurisdiction or Organization |
| --- | --- |
| Assertio Therapeutics, Inc. | Delaware |
| Depo DR Sub, LLC | Delaware |
| Depo NF Sub, LLC | Delaware |
| Assertio Management, LLC | Delaware |
| Assertio Distribution, LLC | Delaware |
| Alligator IP, LLC | Delaware |
| Zyla Life Sciences, LLC | Delaware |
| Zyla Life Sciences US, LLC | Delaware |
| Otter Pharmaceuticals, LLC | Delaware |

**Exhibit 31.1**

## CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Daniel A. Peisert, certify that:

1.  I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2023

By:  /s/ Daniel A. Peisert
     _____
     Daniel A. Peisert
     President and Chief Executive Officer
     (Principal Executive Officer)

**Exhibit 31.2**

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER**

I, Paul Schwichtenberg, certify that:

1.  I have reviewed this Annual Report on Form 10-K of Assertio Holdings, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2023

By: /s/ Paul Schwichtenberg

Paul Schwichtenberg
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel A. Peisert, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 8, 2023                                   /s/  Daniel A. Peisert
                                                                  Daniel A. Peisert
                                                                  President and Chief Executive Officer
                                                                  (Principal Executive Officer)

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Assertio Holdings, Inc. (the "Company") for the year ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Schwichtenberg, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


 Date: March 8, 2023                                       /s/ Paul Schwichtenberg
_____

                                                          Paul Schwichtenberg
                                                          Senior Vice President and Chief Financial Officer
                                                          (Principal Financial Officer)

(This page has been left blank intentionally.)



**ASSERTIO HOLDINGS, INC.**
**100 SOUTH SAUNDERS ROAD, SUITE 300**
**LAKE FOREST, ILLINOIS 60045**

**NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS**

**Online Meeting Only — https://www.cstproxy.com/assertiotx/2023**
**To Be Held May 10, 2023**
**12:30 p.m. Central Time**

**To the Stockholders of Assertio Holdings, Inc.:**

Notice is hereby given that the Annual Meeting of Stockholders of Assertio Holdings, Inc., a Delaware corporation (the Company), will be held at on May 10, 2023 at 12:30 p.m., Central Time (the Annual Meeting). The Company's board of directors has determined that the Annual Meeting will be a virtual meeting conducted exclusively via live audio webcast. The Company's board of directors believes that this is the right choice for the Company and the Company's stockholders at this time, as it permits stockholders to attend and participate in the Annual Meeting while safeguarding the health of the Company's stockholders, board of directors and management team. We are committed to ensuring that the Company's stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You can attend the meeting by visiting https://www.cstproxy.com/assertiotx/2023 where you will be able to listen to the meeting live, submit questions and vote online. To participate in the virtual meeting, you will need the 12-digit control number assigned by Continental Stock Transfer, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) can be obtained from Continental Stock Transfer by following the instructions provided in the accompanying Proxy Statement. If you do not have a control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in the accompanying Proxy Statement.

The meeting webcast will begin promptly at 12:30 p.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 12:00 p.m., Central Time, and you should allow ample time for the check-in procedures. If you experience technical difficulties during the check-in process or during the Annual Meeting please call (917) 262-2373 for assistance. For additional information on how you can attend and participate in the virtual Annual Meeting, please see the instructions beginning on page 1 of the attached Proxy Statement. Because the Annual Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

The Annual Meeting is being held for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect the five directors named in the Proxy Statement to hold office until the 2024 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan to increase the number of shares available for issuance thereunder.

3. To approve, on an advisory basis, the compensation of the Company's named executive officers.

4. To conduct, on an advisory basis, a vote on the preferred frequency of future advisory votes to approve the compensation of the Company's named executive officers.

5.  To approve of an amendment to the Amended and Restated Certificate of Incorporation of Assertio Therapeutics, Inc. (Therapeutics), a wholly-owned subsidiary of the Company, to eliminate the pass-through voting provision that requires approval by both the Company and the Company's stockholders prior to certain actions being taken by or at Therapeutics.

6.  To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023.

7.  To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on March 31, 2023 will be entitled to notice of, and to attend (online) and vote at, the Annual Meeting or any adjournments or postponements thereof.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on**
May 10, 2023 at 12:30 p.m. Central Time
The proxy statement and annual report to stockholders
are available at https://www.cstproxy.com/assertiotx/2023

By Order of The Board of Directors

Daniel A. Peisert
President and Chief Executive Officer

Lake Forest, Illinois
April 3, 2023

**YOUR VOTE IS IMPORTANT!**

**You are cordially invited to attend and participate in the Company's virtual Annual Meeting. Whether or not you expect to attend the virtual meeting, please complete, date, sign and return the proxy card or the voting instruction form, or vote over the Internet or the telephone as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote during the Company's virtual Annual Meeting by visiting the virtual meeting website at https://www.cstproxy.com/assertiotx/2023 where stockholders may vote and submit questions during the meeting. To participate in the virtual meeting, you will need the 12-digit control number assigned by Continental Stock Transfer, which for registered stockholders is included on your proxy card and for beneficial stockholders can be obtained from Continental Stock Transfer by following the instructions provided in the accompanying Proxy Statement. Your broker, bank or other nominee cannot vote your shares for any proposals deemed "non-routine" unless you provide voting instructions. Therefore, if your shares are held by a broker, bank or other nominee, the Company highly encourages you to instruct them regarding how to vote your shares.**

# TABLE OF CONTENTS

(This page has been left blank intentionally.)



**ASSERTIO HOLDINGS, INC.**
**100 SOUTH SAUNDERS ROAD, SUITE 300**
**LAKE FOREST, ILLINOIS 60045**
**(224) 419-7106**

_____

**PROXY STATEMENT**
**FOR THE 2023 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS**

**To Be Held May 10, 2023**
**12:30 p.m. Central Time**

_____

Assertio Holdings, Inc. (the Company or Assertio) is furnishing this Proxy Statement and the enclosed proxy in connection with the solicitation of proxies by the Company's Board of Directors (the Board) for use at the Virtual Annual Meeting of Stockholders to be held on May 10, 2023, at 12:30 p.m. Central Time, and at any adjournments or postponements thereof (the Annual Meeting). The proxy materials (including our Annual Report on Form 10-K for fiscal year ended December 31, 2022) are being mailed to stockholders on or about April 3, 2023.

Holders of the Company's common stock at the close of business on March 31, 2023 can join the Annual Meeting by visiting https://www.cstproxy.com/assertiotx/2023, where stockholders may vote and submit questions during the meeting. To participate in the virtual meeting, you will need the 12-digit control number assigned by Continental Stock Transfer, which for registered stockholders is included on your proxy card and for beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) can be obtained from Continental Stock Transfer by following the instructions provided in this Proxy Statement. If you do not have a control number, you may still call in to the virtual meeting and listen by telephone by following the instructions provided in this Proxy Statement.

_____

**LEGAL MATTERS**

**Forward-Looking Statements**

The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization and environmental, social and governance initiatives, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

**Website References**

Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

**Trademarks**

Assertio and Zyla are registered trademarks of Assertio Holdings, Inc. Other names and brands may be claimed as the property of others.

———————————

## GENERAL INFORMATION

**Q: Why am I receiving these materials?**

A: We have made these materials available to you in connection with our solicitation of proxies for use at the virtual Annual Meeting to be held on May 10, 2023 at 12:30 p.m. Central Time, and at any adjournments or postponements thereof. We invite you to attend the Annual Meeting online and request that you vote on the proposals described in this Proxy Statement.

**Q: How do I attend the virtual Annual Meeting?**

A: The Annual Meeting will be a virtual meeting conducted exclusively via live webcast starting at 12:30 p.m. Central Time. You will be able to attend the Annual Meeting online, submit your questions during the meeting and vote your shares electronically at the meeting by going to https://www.cstproxy.com/assertiotx/2023 and entering your 12-digit control number assigned by Continental Stock Transfer, which for registered stockholders is included on your proxy card and for beneficial stockholders can be obtained from Continental Stock Transfer by following the applicable instructions under "Do I need to register to attend the Assertio Annual Meeting?" below. If you do not have a control number, you may still call in to the virtual meeting and listen by telephone using the instructions provided under "Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?" below. Because the Annual Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. The Company is pleased to offer its stockholders a completely virtual Annual Meeting, which provides worldwide access and communication, while protecting the health and safety of the Company's stockholders, directors, management and other stakeholders. The Company is committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. The Company will try to answer as many stockholder-submitted questions as time permits that comply with the Company's Annual Meeting rules of conduct. However, the Company reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or that are otherwise inappropriate. If substantially similar questions are received, the Company will group such questions together and provide a single response to avoid repetition.

**Q: Do I need to register to attend the Assertio Annual Meeting?**

A: Pre-registration at https://www.cstproxy.com/assertiotx/2023 is recommended to allow ample time for the check-in procedures, but is not required in order to attend.

Any stockholder wishing to attend the virtual Annual Meeting should register for the meeting before it begins. To register for the virtual meeting, please follow these instructions as applicable to the nature of your ownership of common stock:

- If your shares are registered in your name with Continental, the Company's transfer agent, and you wish to attend the online-only virtual meeting, go to www.cstproxy.com/assertiotx/2023, enter the control number you received on your proxy card and click on the "Click here to preregister for the online meeting" link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

- Beneficial Stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the virtual meeting. After contacting Continental, a beneficial holder will receive an email prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental at least five (5) business days prior to the meeting date.

**Q: Do I have the option to call in to the Company's Annual Meeting instead of attending the live webcast?**

A: Yes. Stockholders will also have the option to call in to the virtual meeting and listen by telephone by calling:

Optional telephone access (listen-only):
Within the U.S. and Canada: (800) 450-7155 (toll-free)
Outside of the U.S. and Canada: (857) 999-9155 (standard rates apply)

Passcode for telephone access:
4561838#

**Q: How do I submit questions for the Virtual Annual Meeting?**

A: Stockholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able submit questions during the meeting through the virtual meeting portal by typing in the "Submit a question" box. You can also submit any questions by emailing the Company at corpgov@assertiotx.com.

**Q: Who do I contact if I am encountering difficulties attending the meeting online?**

A: If you encounter any difficulties during the check-in process or during the meeting, please call (917) 262-2373 and a technician will be ready to assist you.

**Q: What items will be voted on at the Annual Meeting?**

A: Stockholders will vote on the following items at the Annual Meeting:

1. The election to the Board of the five nominees named in this Proxy Statement to serve until the 2024 Annual Meeting or until their successors are duly elected and qualified (Proposal No. 1);

2. To approve an amendment and restatement of the Company's Amended and Restated 2014 Omnibus Incentive Plan to increase the number of shares available for issuance thereunder (Proposal No. 2);

3. An advisory vote to approve the compensation paid to the Company's named executive officers (Proposal No. 3);

4. To conduct, on an advisory basis, a vote on the preferred frequency of future advisory votes to approve the compensation of the Company's named executive officers (Proposal No. 4);

5. To approve an amendment to the Amended and Restated Certificate of Incorporation of Assertio Therapeutics, Inc. (Therapeutics), a wholly-owned subsidiary of the Company, to eliminate the pass-through voting provision that requires approval by both the Company and the Company's stockholders prior to certain actions being taken by or at Therapeutics (Proposal No. 5).

6. Ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2023 (Proposal No. 6); and

7. To transact such other business as may properly come before the Company's Annual Meeting and any adjournments or postponements thereof.

**Q: What are the Board of Director's voting recommendations?**

A: The Board recommends that you vote "FOR" each of the director nominees, "FOR" each of Proposals 2, 3, 5 and 6, and for "EVERY YEAR" with respect to Proposal 4.

**Q: What should I do now in order to vote on the proposals to be voted on at the Company's Annual Meeting?**

A: After carefully reading and considering the information contained in this Proxy Statement, please mark, sign and date the enclosed proxy card or the voting instruction form provided by your bank or broker and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the Annual Meeting. You may also cast your vote by attending the virtual Annual Meeting or by voting your shares via the Internet or by telephone by following the instructions on your proxy card.

**Q: Who is entitled to vote and how do I vote?**

A: Only holders of record of our common stock at the close of business on March 31, 2023 (the Record Date) are entitled to attend and to vote at the Annual Meeting. Each share is entitled to one vote on each matter presented at the Annual Meeting. Stockholders do not have cumulative voting rights. As of the Record Date, there were 55,661,866 shares of common stock outstanding.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the virtual Annual Meeting. Stockholders of record may vote by one of the methods described above. All proxy cards received by the Company that are properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. If a signed proxy card is received which does not specify a vote or an abstention, the shares represented by that proxy card will be voted in accordance with the Board's recommendations. Beneficial owners may vote by telephone or online if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy materials. For further instructions on voting, see your proxy card or voting instruction form. If you vote by proxy using the paper proxy card, by telephone or online, the shares represented by the proxy will be voted in accordance with your instructions. Please note, however, that if your shares are held in "street name" and you wish to vote at the Annual Meeting, you must obtain a legal proxy issued in your name from the broker, bank or other nominee of record. Without a valid proxy, beneficial holders cannot vote at the Annual Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf.

**Q: What is the difference between a stockholder of record and a beneficial owner of shares held in street name?**

A: *Stockholder of Record.* If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and we sent the proxy materials directly to you.

*Beneficial Owner of Shares Held in Street Name.* If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.

**Q: What if I submit a proxy and later change my mind?**

A: If you have given your proxy and later wish to revoke it, you may do so at any time before it is voted at the Annual Meeting by (a) delivering a proxy revocation or another duly executed proxy bearing a later date to Attn: Legal, Assertio Holdings, Inc., at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, (b) submitting new voting instructions online or by telephone or (c) attending the virtual Annual Meeting and voting online during the virtual meeting. Attendance at the virtual Annual Meeting will not revoke a proxy unless the stockholder actually votes online during the virtual meeting.

**Q: What happens if other matters are raised at the Annual Meeting?**

A: The Company is not aware, as of the date hereof, of any matters to be voted upon at the Annual Meeting other than those stated in this Proxy Statement and the accompanying Notice of Virtual Annual Meeting of Stockholders. If any other matters are properly brought before the Annual Meeting, the enclosed proxy card gives discretionary authority to the persons named as proxies to vote the shares represented by the proxy card in their discretion.

**Q: What constitutes a quorum?**

A: A majority of the outstanding shares of our common stock as of the Record Date, present online or by proxy and entitled to vote at the Annual Meeting, constitutes a quorum. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

**Q: How is it determined whether a matter has been approved?**

A: Assuming a quorum is present, the approval of the matters specified in the Notice of Virtual Annual Meeting will be determined as follows:

- For the election of directors in Proposal 1, each nominee will be elected if the number of votes cast for their election exceeds the number of votes cast against their election;

- For approval of Proposals 2, 3, 4 and 6, each proposal must receive the affirmative vote of a majority of the shares of our common stock, present online or by proxy and entitled to vote at the Annual Meeting; and

- For approval of Proposal 5, the proposal must receive the affirmative vote of a majority of the total number of shares of common stock issued and outstanding as of the Record Date.

**Q: What are broker non-votes and abstentions?**

A: Broker non-votes occur when a broker has not received voting instructions from the beneficial owner of shares held in street name and the broker does not have discretionary authority to vote the shares. Abstentions occur when a stockholder who is present at the meeting, either virtually on the meeting website or by proxy, affirmatively chooses not to vote on a proposal.

**Q: What effect does a broker non-vote or an abstention have?**

A: Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present. Broker non-votes and abstentions will have no effect on the outcome of the election of directors because broker non-votes and abstentions are not counted as votes cast for purposes of this proposal. Because the affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve Proposal 5, broker non-votes and abstentions will count as votes against Proposal 5. Abstentions will have the same effect as a vote against any of the other matters specified in the Notice of Virtual Annual Meeting, and broker non-votes will have no effect on such matters. In order to minimize the number of broker non-votes, we encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in this Proxy Statement.

**Q: Where can I find the voting results of the Annual Meeting?**

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and published in a Current Report on Form 8-K, which we are required to file with the SEC on or before the fourth business day following the Annual Meeting.

**Q: Who is paying for the cost of this proxy solicitation?**

A: The proxy card accompanying this Proxy Statement is solicited by the Board of Directors. The Company will pay all of the costs of soliciting proxies for the Annual Meeting. In addition to solicitation by mail, officers, directors and employees of the Company may solicit proxies personally, or by telephone, without receiving additional compensation. We have engaged Alliance Advisors, LLC to assist in the solicitation of proxies and provide related advice and information support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $55,000 in the aggregate. The Company, if requested, will also pay brokers, banks and other fiduciaries that hold shares of common stock for beneficial owners for their reasonable out-of-pocket expenses of forwarding these materials to stockholders.

## BOARD OF DIRECTORS AND DIRECTOR NOMINEES

The Bylaws of the Company provide for a board of directors ("Board") consisting of between five and nine directors. The number of directors currently authorized by resolution of the Board is five. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named in the table below. All of the nominees named in the table below are presently directors of the Company.

Each nominee was elected to his or her present term by the stockholders of the Company at the 2022 Annual Meeting of Stockholders.

The present term of each of the directors named in the table below continues until the Annual Meeting and until his or her successor has been elected and qualified.

The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders and until his or her successor has been duly elected and qualified.

The Company's Certificate of Incorporation and Bylaws contain provisions eliminating or limiting the personal liability of directors for monetary damages due to violations of a director's fiduciary duty to the extent permitted by the Delaware General Corporation Law.

There are no family relationships among any of the Company's directors or executive officers.

The name of and certain other information regarding each director nominee is set forth in the table below.

| Name | Age | Principal Occupation | Director Since |
|---|---|---|---|
| Peter D. Staple | 71 | Former President and Chief Executive Officer, Corium, Inc. | 2003 |
| Heather L. Mason | 62 | Retired Executive Vice President, Abbott Nutrition | 2019 |
| William T. McKee | 61 | Chief Executive Officer, MBJC Associates, LLC | 2017 |
| Daniel A. Peisert | 48 | President and Chief Executive Officer, Assertio Holdings, Inc. | 2020 |
| James L. Tyree | 70 | Retired Co-founder and Managing Partner of Tyree & D'Angelo Partners | 2016 |

*Peter D. Staple* has served as a director of the Company since November 2003. Mr. Staple served as President and Chief Executive Officer of Corium, Inc., a biopharmaceutical company focused on transdermal delivery systems and related technologies to address unmet medical needs from March 2008 to April 2019, and served as a member of the Corium, Inc., Board of Directors from 2008 through May 2020. Mr. Staple serves as a director and member of the audit, nominating and investment committees of Kyto Technology and Life Science, Inc., a privately-held company focused on the development of early stage technology and life science businesses. He also currently serves on the Board of Directors of privately held Kyto Investments, Inc., Corsair Pharma, Inc. and Lygos, Inc. From 2002 to March 2008 he served as director, and from 2002 to November 2007 as Chief Executive Officer, of BioSeek, Inc., a privately-held drug discovery company. From 1994 to 2002, Mr. Staple was a member of the senior executive team at ALZA Corporation, where he was most recently Executive Vice President, Chief Administrative Officer and General Counsel. Prior to joining ALZA, Mr. Staple held the position of Vice President, Associate General Counsel for Chiron Corporation, a biopharmaceutical company. Mr. Staple previously served as Vice President and Associate General Counsel for Cetus Corporation, a biotechnology company. The Board considered Mr. Staple's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Governance; Strategic Transactions; Corporate Finance; Intellectual Property; and Board and Board committee experience. Mr. Staple holds a B.A. and a J.D. from Stanford University.

*Heather L. Mason* has served as a director of the Company since February 2019. Ms. Mason is a former senior executive of Abbott Laboratories, a multinational medical devices and health care company, having retired as Executive Vice President of Abbott Nutrition in October 2017, a role she held since April 2015. From June 2014 to April 2015, Ms. Mason served as Executive Vice President, Global Commercial Operations, prior to which she served as Senior Vice President of Abbott Diabetes Care from May 2008 to June 2014. Ms. Mason joined Abbott in 1990 and held a number of positions in Abbott's U.S. pharmaceutical business. Prior to joining Abbott, Ms. Mason worked for Quaker Oats, FMC Corporation, and Commonwealth Edison. Ms. Mason serves as a director and member of the audit committee of Convatec Group PLC, a publicly-held medical device company. She also serves as a director and member of the audit and compensation committees of Immatics NV, a publicly- held biotechnology company. Ms. Mason also serves as a director and member of the compensation committee of Pendulum Therapeutics and as the chair of SCA Pharmaceuticals, LLC, both privately held. The Board considered Ms. Mason's experience and expertise within the following areas relevant to the Company and its business in concluding that she should serve on the Board: Corporate and Executive Management; Operational and Strategic Planning; and Corporate Leadership. Ms. Mason holds a B.S.E. in Industrial Engineering from the University of Michigan and an M.B.A. from the University of Chicago.

*William T. McKee* has served as a director of the Company since March 2017. He currently serves as Chief Executive Officer of MBJC Associates, LLC, a business consulting firm serving pharmaceutical and biotech companies. Mr. McKee served as Chief Financial Officer of C4 Therapeutics, Inc., a biopharmaceutical company, from July 2020 until June 2021. Mr. McKee served as Chief Operating Officer and Chief Financial Officer for EKR Therapeutics, Inc., from July 2010 until June 2012 when EKR was sold to Cornerstone Therapeutics Inc. Until March 2010, Mr. McKee served as the Executive Vice President, Chief Financial Officer and Treasurer of Barr Pharmaceuticals, Inc., a subsidiary of Teva Pharmaceutical Industries Limited, and the successor entity to Barr Pharmaceuticals, Inc., which was acquired by Teva in December 2008. Mr. McKee was also Executive Vice President and Chief Financial Officer of Barr prior to its acquisition by Teva, after having served in positions of increasing responsibility at Barr from 1995 until its acquisition. Prior to joining Barr, Mr. McKee served as a Director of International Operations and Vice President Finance at Absolute Entertainment, Inc. from June 1993 until December 1994. From 1990 until June 1993, Mr. McKee worked at Gramkow & Carnevale, CPAs, and from 1983 until 1990, he worked at Deloitte & Touche. Mr. McKee serves as a director and chair of the audit committee of Aileron Therapeutics, Inc., a publicly-held biopharmaceutical company. Mr. McKee serves as a Venture Partner for Cobro Ventures, a private investment firm focused on software and biotech, and a board member of two of its privately-held portfolio companies, NextRNA Therapeutics and Windgap Medical, Inc. He also serves as a board observer of MedRhythms, Inc. and as a director of Vinci Therapeutics, both privately held. From 2014 to June 2020, Mr. McKee served as a director and member of the audit and compensation committees of Agile Therapeutics, Inc., a publicly-held specialty biopharmaceutical company. The Board considered Mr. McKee's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Operations; Financial Management; Mergers and Acquisitions; Corporate Strategy; and Board and Board committee experience. Mr. McKee holds a B.S. from the University of Notre Dame and is NACD Directorship Certified®.

*Daniel A. Peisert* has served as a director and President and Chief Executive Officer of the Company since December 14, 2020. Mr. Peisert previously served as the Company's Executive Vice President and Chief Financial Officer from June 2020 to December 2020, its Senior Vice President and Chief Financial Officer from December 2018 to June 2020, its Senior Vice President, Business Development from August 2018 to November 2018 and its Vice President, Business Development from September 2017 to August 2018. Prior to joining the Company, from October 2016 to September 2017, Mr. Peisert served as Vice President, US Legacy Pharmaceuticals for Concordia International Corp., an international specialty pharmaceutical company. Prior to this, from March 2014 to October 2016, he was Vice President, Business Development for Concordia. From February 2012 to February 2014, Mr. Peisert served as a Research Analyst for Cupps Capital and from 2012 to 2013 he served as a member of the board of directors and secretary of SureGene LLC. From 2008 to 2012, Mr. Peisert was Director of Finance and Business Development for Marathon Pharmaceuticals, LLC a privately-held specialty pharmaceutical company. Prior to entering the pharmaceutical industry, he was a healthcare equity analyst and portfolio manager for Magnetar Capital and UBS O'Connor and began his career as an auditor for PricewaterhouseCoopers. The Board considered Mr. Peisert's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Corporate Management; Corporate Operations; Financial Management; Mergers and Acquisitions; and Corporate Strategy. Mr. Peisert holds a B.S. in Business with an emphasis on Accounting from the University of Minnesota.

*James L. Tyree* has served as a director of Assertio since October 2016. Mr. Tyree served as co-founder and managing partner of Tyree & D'Angelo Partners, a private equity investment firm, from 2013 to July 2020. Prior to founding Tyree & D'Angelo Partners, Mr. Tyree was Executive Vice President and President of Abbott Biotech Ventures, a subsidiary of Abbott Laboratories focused on investments in early stage pharmaceuticals and biologics. Prior to that, Mr. Tyree held numerous executive positions at Abbott, including Executive Vice President Global Pharmaceuticals, Senior Vice President Global Nutrition, Corporate Vice President Pharmaceutical and Nutritional Products Group, Business Development and Divisional Vice President and General Manger, Japan. Prior to rejoining Abbott in 1997, Mr. Tyree was the President of SUGEN, Inc. and held management positions in Bristol-Myers Squibb, Pfizer, and Abbott. Mr. Tyree serves as non-executive chairman of Genelux Corp., a publicly-held biopharmaceutical company. He also served as lead independent director ChemoCentryx, Inc., a publicly-held biopharmaceutical company, from 2012 until it was acquired by Amgen in 2022. The Board considered Mr. Tyree's experience and expertise within the following areas relevant to the Company and its business in concluding that he should serve on the Board: Healthcare Acquisitions; Corporate Management; Financial Management; Commercial Operations; Commercial Strategy; and Board and Board committee experience. Mr. Tyree holds a B.S. and an M.B.A. from Indiana University.

# CORPORATE GOVERNANCE

## BOARD AND BOARD COMMITTEES

### Board and Committee Meetings and Annual Meetings Attendance

Our Corporate Governance Guidelines provide that directors are expected to attend all scheduled Board and committee meetings and the annual meeting of stockholders. Each then-current director attended the 2022 virtual Annual Meeting of Stockholders. The Board met nine times during fiscal year 2022. In addition, the Audit Committee met five times, the Compensation Committee met four times and the Nominating and Corporate Governance Committee met three times. Each individual who served as a director during fiscal year 2022 attended 75% or more of each of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings of Committees on which such member served, if any, during the period of such member's service.

### Board Independence

Our Corporate Governance Guidelines require that at least two-thirds of the Board be independent directors, as defined under the rules of the Nasdaq Capital Market (Nasdaq). The Board has determined that each of Ms. Mason and Messrs. McKee, Staple and Tyree is "independent" under the rules of Nasdaq. The Board has also determined that each member of the Audit Committee and the Compensation Committee meets the applicable independence requirements of the Nasdaq rules and SEC rules and regulations.

### Board Leadership Structure

Our Corporate Governance Guidelines provide that the roles of Chief Executive Officer and Chairman of the Board should be separate and that the Chairman of the Board should be an independent director. The Board believes that separation of the roles of Chief Executive Officer and Chairman of the Board is the most appropriate structure for the Company because that structure allows the Chief Executive Officer to focus his or her energy on operational issues, while the Chairman of the Board can focus on governance and other related issues, and enhances the independence of the Board. Currently, Mr. Staple, an independent non-employee director, serves as the Chairman of the Board and Mr. Peisert serves as a director and the Company's President and Chief Executive Officer. The Corporate Governance Guidelines adopted by the Board are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The Board believes that its programs for overseeing risk, as described below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

### The Board's Role in Risk Oversight

The Board oversees the establishment and maintenance of the Company's risk management processes. The Board's role in the Company's risk oversight process includes receiving regular updates from members of senior management on areas of material risk to the Company, including commercial sales, clinical and medical affairs, regulatory matters, research and development, supply chain, human resources, finance, legal and compliance, information management and technology, environmental, social and governance matters and strategic and reputational matters. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these updates to enable it to understand the Company's risk profile and the Company's risk identification, risk management and risk mitigation strategies. When a Committee receives the update, unless all directors participated in the relevant Committee meeting, the Chairman of the relevant Committee provides an update on the discussion to the full Board at the next Board meeting. This enables the Board and its Committees to coordinate the risk oversight role.

The Board delegated primary responsibility for oversight of specific risks to its committees. Specifically, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk in the areas of financial reporting and internal controls, investment policy, tax planning, enterprise risk management, product and general liability insurance, compliance with applicable laws and regulations and related party transactions. The Audit Committee also discusses with management the Company's policies and practices regarding information management policies and procedures, information systems and related infrastructure and cybersecurity risk management and back-up policies, practices and infrastructure, including, to the extent related to the Company's financial reporting and accounting processes, insider trading and director and officer insurance. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks relating to the Company's compensation plans, program and policies, benefit plans, succession planning and corporate culture, as well as oversight of other risks associated with the Compensation Committee's responsibilities under its charter. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, reputational risk, political and charitable contributions and environmental and social responsibility, to the extent such risk arises from these topics.

### *Board Committees*

The Board has established three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Charters for the Company's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents."

The members of each committee are appointed by the Board and serve until their successors are elected and qualified, unless they are earlier removed or resign. The Board has determined that the composition of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meet the requirements for independence under the applicable SEC rules and the listing standards of the Nasdaq applicable to each such committee. The table below indicates the current composition of each committee and the audit committee members determined by the Board to be "audit committee financial experts."

| Committee | Committee Chair | Additional Committee Members | Audit Committee Financial Experts |
|---|---|---|---|
| Audit | William T. McKee | Heather L. Mason<br>Peter D. Staple<br>James L. Tyree | William T. McKee<br>Peter D. Staple<br>James L. Tyree |
| Compensation | James L. Tyree | Heather L. Mason<br>William T. McKee | — |
| Nominating and Corporate Governance | Heather L. Mason | William T. McKee | — |

*Audit Committee.* The Audit Committee has sole responsibility for appointing and terminating the Company's independent registered public accounting firm. In addition, the Audit Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- the qualifications and independence of our independent registered public accounting firm and internal auditing function;

- financial statements and related disclosure matters;

- internal audit, internal controls and corporate risk management;

- investment policies, and tax planning and strategies;

- finance organization and operations;

- information technology and information management security, and related policies and practices;

- compliance, insider trading and related party transactions; and

- other related matters.

*Compensation Committee.*    The Compensation Committee assists the Board in its oversight responsibilities to stockholders, specifically with respect to:

- evaluating the performance of the Company against corporate goals and objectives relevant to executive management compensation approved by the Board;

- in consultation with the Chairman of the Board, evaluating the CEO's performance in light of corporate goals and objectives and any individual goals and objectives;

- evaluating the performance of members of executive management (other than the CEO) in light of the CEO's evaluation of their performance and the corporate and individual goals and objectives;

- recommending to the Board for approval CEO compensation based on the Compensation Committee's evaluation;

- reviewing and approving the compensation of executive management, other than the CEO, based on the Compensation Committee's evaluation;

- executive compensation disclosure, including, if applicable, by reviewing and discussing the Compensation Discussion and Analysis (CD&A) with Company management and, based on such review and discussion, making a recommendation to the Board regarding whether to include the CD&A in the Company's proxy statement and/or Annual Report on Form 10-K;

- overseeing, reviewing and approving inclusion of a compensation committee report, if applicable, in the Company's proxy statement and/or Annual Report on Form 10-K pursuant to applicable securities rules and regulations;

- compensation and benefit plans;

- non-employee director compensation (including by reviewing periodically, and recommending to the Board for approval, the form and amount of compensation of non-employee directors of the Board for their service); and

- risk oversight associated with the foregoing.

*Nominating and Corporate Governance Committee.*    The primary responsibilities of the Nominating and Corporate Governance Committee are:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders, or in the case of a vacancy on the Board, recommending an individual to fill such vacancy;

- reviewing and recommending to the Board the appropriate organizational and board leadership structure;

- reviewing the adequacy of our corporate governance principles on a regular basis;

- developing and recommending to the Board a set of corporate governance guidelines applicable to the Company;

- overseeing the Board's self-evaluation process, and providing the Board advice regarding Board succession;

- recommending to the Board membership for each Board committee and any changes to the Board's committee structure as it deems advisable; and

- providing oversight of the risks associated with matters overseen by the Nominating and Corporate Governance Committee, including corporate governance, director succession planning, political and charitable contributions, and reputational risk to the extent such risk arises from these topics.

**DIRECTOR NOMINATIONS**

The information below describes the criteria and process that the Nominating and Corporate Governance Committee uses to evaluate candidates to the Board.

*Criteria for Nomination to the Board of Directors; Process for Identifying and Evaluating Nominees.* Our Nominating and Corporate Governance Committee has adopted a Director Nomination Protocol (the Protocol) that, together with the Company's Bylaws, describes in detail the process we use to fill vacancies and add new members to the Board. The Protocol is available at *www.assertiotx.com* under "Investors — Corporate Governance — Governance Documents," as Appendix A to the Nominating and Corporate Governance Committee charter. Under the Protocol, in general, while there are no specific minimum qualifications for nominees, any candidate for service on the Board should possess the highest personal and professional ethics and be committed to representing the long-term interests of the Company's stockholders. Director candidates should be committed to the Company's core values (common purpose, integrity, teamwork, agility and accountability), and must strongly support the Company's core purpose, which is to enhance the lives of the patients, families, physicians, payors and providers it serves. They must also bring to the Board a deep and wide range of experience in the business world, and diverse problem-solving talents. The Board should represent an appropriate/relevant mix of skills, industry experience, backgrounds, ages and diversity (inclusive of race, gender and ethnicity). Typically, Board members will be people who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance for the Company. Particular areas of expertise sought include: corporate strategy and development; commercial sales and marketing; commercial operations and execution; corporate finance; financial and/or accounting expertise; organizational leadership, development and management; public company management and disclosure; and corporate risk assessment and management. Directors must also have an inquisitive and objective perspective, practical wisdom and mature judgment.

As part of the Nominating and Corporate Governance Committee's goal of building a diverse Board, the Nominating and Corporate Governance Committee is committed to actively seeking out highly qualified diverse candidates (including women and minority candidates) to include in the pool from which Board nominees are chosen. The Nominating and Corporate Governance Committee assesses its effectiveness in achieving this goal as part of its annual assessment of the composition of the Board.

In evaluating nominees, the Nominating and Corporate Governance Committee and the full Board assess the background of each candidate in a number of different ways, including how the individual's qualifications complement, strengthen and enhance those of existing Board members as well as the anticipated future needs of the Board. The Board also performs an annual self-evaluation, through which the members of the Board assess the Board's performance and ways in which such performance can be improved. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time. The Company also will consider the candidate's independence under applicable Nasdaq listing standards and the Company's Corporate Governance Guidelines.

The Nominating and Corporate Governance Committee will identify potential candidates to recommend to the full Board, and a search firm may be engaged to identify additional candidates and assist with initial screening. If the Nominating and Corporate Governance Committee engages any such search firm, in furtherance of the Company's goals set forth under above, the Nominating and Corporate Governance Committee will request that the search firm actively seek out highly qualified diverse candidates (including women and minority candidates) to include in the pool of potential candidates presented to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee and the Chairman of the Board will perform the initial screening and review the credentials of all candidates to identify candidates that they feel are best qualified to serve. The Chairman of the Nominating and Corporate Governance Committee, working with the Chairman of the Board, will obtain background and reference information, as appropriate, for the candidates under consideration. The Nominating and Corporate Governance Committee will review all available information concerning the candidates' qualifications and, in conjunction with the Chairman of the Board, will identify the candidate(s) they feel are best qualified to serve on the Company's Board. The members of the Nominating and Corporate Governance Committee, the CEO, and the Chairman of the Board (or the Chairman of the Board's delegate from the Board) will meet with the leading candidates to further assess their qualifications and fitness, and to determine their interest in joining the Board. Following the meeting, the Board member participants and the Chairman of the Board will make a recommendation concerning the candidate to the Nominating and Corporate Governance Committee, which will consider whether to recommend the candidate to the full Board for election.

*Director Candidates Recommended by Stockholders.* The Nominating and Corporate Governance Committee will consider candidates recommended by stockholders. The procedures that stockholders should use to nominate directors are provided in our Bylaws. For details on recommending a candidate for director or nominating a director, see "— Stockholder Proposals" below. Stockholders should also provide such additional information as will allow the Nominating and Corporate Governance Committee to evaluate the candidate in light of the key principles listed above, including but not limited to information concerning the candidate's commitment to the Company's core values, personal and professional ethics, business experience and independence. The Nominating and Corporate Governance Committee may ask the candidate or the stockholder recommending the candidate to provide additional information at any time, and may conduct its own investigation of a candidate's background, as the Nominating and Governance Committee deems appropriate under the circumstances. There are no differences in the manner of evaluation if the nominee is recommended by a stockholder.

*Nominees to the Board of Directors for the Annual Meeting.* The nominees for the Annual Meeting were recommended for selection by the Nominating and Corporate Governance Committee and were selected by the Board. Each of the nominees listed in this Proxy Statement is a current director standing for re- election.

## BOARD DIVERSITY MATRIX

| Board Diversity Matrix (As of April 3, 2023) | Female | Male |
| --- | --- | --- |
| Total Number of Directors | 5 | |
| **Part I: Gender Identity** | | |
| Directors | 1 | 4 |
| **Part II: Demographic Background** | | |
| White | 1 | 4 |

## COMMUNICATIONS WITH DIRECTORS

The Company believes that communication between the Board, stockholders and other interested stakeholders is an important part of the Company's corporate governance process. To this end, the Board has adopted Stockholder Communication Procedures that are available at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents" and that provide a process for stockholders to send communications to the Board, any individual director or the non-management directors as a group, through the Chairman. Communications may be sent in writing or by email to: Peter D. Staple, Chairman of the Board, Assertio Holdings, Inc., c/o General Counsel, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, email: corpgov@assertiotx.com.

The Corporate Secretary will act as agent for the independent Chairman in facilitating direct communications to the Board. The Corporate Secretary will review, sort and summarize the communications. The Corporate Secretary will not, however, "filter out" any direct communications from being presented to the independent Chairman without instruction from the independent Chairman, and in such event, any communication that has been filtered out will be made available to any non-employee director who asks to review it. The Corporate Secretary will not make independent decisions with regard to what communications are forwarded to the independent Chairman. The Corporate Secretary will send a reply to the sender of each communication acknowledging receipt of the communication.

## CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics (Code of Ethics) that applies to all of the Company's employees, officers and directors, including its principal executive officer and its principal financial officer or persons performing similar functions. A copy of the Code of Ethics is available on the Company's website at *www.assertiotx.com* under the caption "Investors — Corporate Governance — Governance Documents" and any amendments to or waivers of the Code of Ethics will be posted to such website. We intend to disclose future amendments to certain provisions of the Code of Ethics, and any waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

**ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS**

As a pharmaceutical company, we have identified the following environmental, social and governance matters, by category, as among the most important to our business.

*Environmental*

- We are committed to identifying and managing any environmental risks applicable to our business.

- We have policies related to the proper handling of materials.

- We value our natural resources and seek to work with contractors who are aligned with these values.

- Our product quality team oversees product safety, quality and compliance.

*Social*

- We encourage diversity and inclusiveness in our workforce and have established a Diversity and Inclusion Committee.

- We seek to employ talented individuals as employees and develop them to their fullest potential.

- We seek to offer our employees highly competitive compensation and benefit packages to retain them for the long term.

- We offer wellness programs that focus on the health, safety and welfare of our employees, including an injury and illness prevention plan.

*Governance*

- We are committed to maintaining a strong corporate governance program which we believe reflects best practices. The Board's Corporate Governance Guidelines (posted on the Company's website at *www.assertiotx.com*) address, among other matters, the Board's composition and structure, responsibilities, retirement policy, meeting procedures, its role in leadership development and general committee matters.

- We are committed to building a diverse Board and actively seek out highly qualified diverse candidates (including women and minority candidates) to include in the pool from which Board nominees are chosen.

- We require our employees to act responsibly in compliance with applicable laws, rules and regulations and to conduct dealings with patients, medical professionals, and the Company's customers, suppliers and competitors fairly, honestly and with integrity.

- We provide regular training to our employees that supports their ability to act responsibly in compliance with applicable laws and standards.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of the Company's common stock as of March 31, 2023 (or for information based on filings with the SEC as of the dates specified below) by (a) each person known to the Company to own more than 5% of the outstanding shares of the Company's common stock, (b) each director and director nominee, (c) each named executive officer (NEO) and (d) all current directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other information made available to the Company that is deemed reliable.

| Name of Beneficial Owner[1] | Aggregate Number of Shares of Common Stock[2] | Number Subject to Convertible Securities Exercisable Within 60 days | Percentage of Common Stock[2] |
|---|---|---|---|
| Daniel A. Peisert | 312,364 | 1,483,852[3][4] | 3.1% |
| Paul Schwichtenberg | 104,980 | 552,901[5][4] | 1.2% |
| Ajay Patel | 93,643 | 552,901[5][4] | 1.2% |
| Heather L. Mason | 159,456 | 86,286[6] | *% |
| William T. McKee | 34,334 | 202,569[7] | *% |
| Peter D. Staple | 194,210[8] | 107,526[9] | *% |
| James L. Tyree | 124,165 | 90,907[10] | *% |
| All current directors and executive officers as a group (8 persons) | 1,069,138 | 3,629,843[11] | 7.9% |

\* Less than one percent

(1) Except as otherwise indicated, the address of each beneficial owner listed in the table is Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(2) Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days of March 31, 2023. Percentage ownership is based on 55,661,866 shares of the Company's common stock outstanding as of March 31, 2023. Shares of common stock subject to stock options, restricted stock units and warrants vesting on or before May 30, 2023 (within 60 days of March 31, 2023) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3) Includes (a) 931,784 shares underlying stock options that are currently exercisable or exercisable within 60 days (of which 400,000 are performance-based stock options), (b) 152,068 restricted stock units that are scheduled to vest within 60 days and (c) 400,000 performance-based restricted stock units that are scheduled to vest within 60 days.

(4) See "Summary Compensation Table — Narrative to Summary Compensation Table — Performance-Based Equity Awards" below for a discussion of these performance-based stock options and performance-based restricted stock units.

(5) Includes (a) 314,884 shares underlying stock options that are currently exercisable or exercisable within 60 days (of which 200,000 are performance-based stock options), (b) 38,017 restricted stock units that are scheduled to vest within 60 days and (c) 200,000 performance-based restricted stock units that are scheduled to vest within 60 days.

(6) Includes 86,286 restricted stock units that are scheduled to vest within 60 days.

(7) Includes (a) 7,317 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 195,252 restricted stock units of which 108,966 are deferred until retirement and 86,286 (all of which have been deferred until retirement) are scheduled to vest within 60 days.

(8) Includes 3,475 shares of common stock held in trust.

(9)  Includes (a) 11,344 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 96,182 restricted stock units of which 9,896 are deferred until retirement and 86,286 are scheduled to vest within 60 days.

(10)  Includes (a) 4,621 shares underlying stock options that are currently exercisable or exercisable within 60 days and (b) 86,286 restricted stock units that are scheduled to vest within 60 days.

(11)  Includes (a) 1,899,718 shares underlying stock options that are currently exercisable or exercisable within 60 days (of which 1,000,000 are performance-based stock options), (b) 730,125 restricted stock units that are scheduled to vest within 60 days and/or deferred until retirement and (c) 1,000,000 performance-based restricted stock units that are scheduled to vest within 60 days.

## DELINQUENT SECTION 16(A) REPORTS

Under Section 16(a) of the Exchange Act and SEC rules, the Company's directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. To our knowledge, based solely on our review of such reports filed with the SEC and written representations of such reporting persons that no Form 5 was required, the Company believes that during fiscal year 2022, all such SEC filings were filed on time, except that, due to administrative error, one Form 4 that reported three transactions with respect to each of Messrs. Peisert and Schwichtenberg was filed one day late.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

*Policies and Procedures for Related Party Transactions*

The Board has adopted a written Policy Regarding Transactions with Related Persons (the Related Persons Policy), which is administered by the Company's Audit Committee. The Related Persons Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person to the Company (as defined in Item 404(a) of SEC Regulation S-K) has a direct or indirect material interest; provided, however, the Board has determined that certain transactions not required to be reported pursuant to Item 404(a) of SEC Regulation S-K are not considered to be transactions covered by the Related Persons Policy. Under the Related Persons Policy, a related party transaction must be reported to the Company's legal department and be reviewed and approved or ratified by the Company's Audit Committee in accordance with the terms of the Related Persons Policy, prior to the effectiveness or consummation of the transaction, whenever practicable. The Company's Audit Committee reviews all relevant information available to it about the potential related party transaction. The Company's Audit Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Person in connection with the approval of the related party transaction. The Company also polls its directors and executive officers on a quarterly basis with respect to related party transactions and their service as an officer or director of other entities. The brother-in-law of our CFO, Paul Schwichtenberg, is employed by us as a Senior Manager-Operations and in such capacity earned above the $120,000 reporting threshold in 2022, commensurate with similarly situated employees of the Company. Otherwise, there were no transactions since January 1, 2021, or any currently proposed transactions, that require disclosure as a related party transaction.

*Anti-Hedging and Anti-Pledging Policy*

The Company's Insider Trading Policy covers all Company officers, employees, directors and designated consultants. All trading transactions are required to be precleared by the Company's General Counsel. Specifically, the Company's policy prohibits the following relating to Company securities:

- Speculative trading such as short sales, "sale against the box" or any equivalent transactions
- Hedging transactions such as "cashless" collars, forward sales, equity swaps and other similar instruments
- Pledging shares
- Purchasing stock "on margin"
- Trading during blackout periods

# EXECUTIVE OFFICERS

The Company's executive officers are set forth in the table below. Biographical information for Mr. Peisert is set forth above under "Board of Directors and Director Nominees."

| Name | Age | Position |
| --- | --- | --- |
| Daniel A. Peisert | 48 | President and Chief Executive Officer |
| Paul Schwichtenberg | 52 | Senior Vice President and Chief Financial Officer |
| Ajay Patel | 39 | Senior Vice President and Chief Accounting Officer |
| Sam Schlessinger | 41 | Senior Vice President and General Counsel |

*Paul Schwichtenberg* has served as the Company's Senior Vice President, Chief Financial Officer since March 11, 2021, prior to which he served as the Company's Vice President, Finance from April 2018 when he joined the Company. Prior to joining the Company, he served as Director of Pricing and Planning for AbbVie, a biopharmaceutical company, from October 2013 to April 2018 where he led the U.S. Commercial Pricing Team. Prior to this, Mr. Schwichtenberg served as Controller for Radio Flyer, Inc., a consumer products company, from October 2010 to October 2013. From 2000 to October 2010, Mr. Schwichtenberg served at Takeda Pharmaceuticals in various roles of increasing responsibility, most recently as Senior Director and Controller. Prior to entering the pharmaceutical industry, he served as a senior auditor at Wolf & Company LLP. Mr. Schwichtenberg holds a B.S. degree in Business Administration from Roosevelt University and is a certified public accountant (CPA).

*Ajay Patel* has served as Senior Vice President and Chief Accounting Officer since March 11, 2021, prior to which he served as the Company's Vice President, Controller from July 2019 when he joined the Company. Prior to joining the Company, from February 2018 to July 2019 he served as Director, Technical Accounting & Accounting Policy at US Foods, a food service distributor, where he was responsible for establishing and maintaining company-wide accounting policies. From June 2006 to February 2018, Mr. Patel served at Ernst & Young LLP (Ernst & Young), a multinational professional services network, in various roles of increasing responsibility in its Assurance practice leading financial statement audits of strategic key clients. Mr. Patel holds a B.S. degree in Finance from the University of Illinois, a Masters degree in accounting from the University of Virginia and is a certified public accountant (CPA).

*Sam Schlessinger* has served as Senior Vice President and General Counsel since July 1, 2021, and became an executive officer of the Company in March 2022. Mr. Schlessinger previously served as the Company's Vice President, Legal from February 2021 through June 2021 and as Senior Counsel from May 2020 to February 2021. Prior to joining the Company, Mr. Schlessinger provided outsourced corporate and securities legal services to the Company from 2019 to 2020 through Axiom Law. Prior to that, he served as: a corporate partner at Dentons LLP from 2015 to 2018, where he advised public and privately-held clients in mergers and acquisitions, buyouts and recapitalizations, and securities transaction; a corporate associate at Dentons LLP from 2012 to 2015; and a corporate associate at McDermott Will & Emery LLP from 2006 to 2012. Mr. Schlessinger holds a B.A. degree in mathematics from Pomona College and a Juris Doctorate from the University of Illinois.

# EXECUTIVE COMPENSATION

## EXECUTIVE SUMMARY

### 2022 Key Business Results

During fiscal 2022, the Company continued to advance and expand its strategic shift to a new digital, non-personal commercial model. Management and the Board believed that this change would best position the Company for future sustainable value creation. The Company notes the following key results for fiscal 2022:

- Delivered full year product sales of $155.1 million, a 41.8% increase compared to fiscal 2021.

- Delivered full year GAAP net income of $109.6 million, improved from a net loss of $1.3 million for fiscal 2021.

- Delivered non-GAAP adjusted EBITDA of $101.6 million, increased from $48.8 million for fiscal 2021.*

- Completed the acquisition of Sympazan from Aquestive Therapeutics, Inc., including extended patent protection to 2040.

For 2022, management established five key priorities. The highlights of fiscal 2022 track closely with these priorities, as further described below:

1. **Retain our Employees, Attract New Talent and Continue to Build upon our Culture of Teamwork, Inclusion & Results**:   The Company continues to hire or promote an experienced and talented management team with a track record of success in growing businesses and executing mergers and acquisitions.

2. **Prove the Efficacy of our New Commercial Model, Transition Otrexup away from traditional in-person promotion**:   The Company reported growth of 41.8% in net product sales, derived from higher net pricing due to a strategic shift to more profitable channels and the successful integration of Otrexup, and increased adjusted EBITDA.

3. **Reduce our Concentration in Indocin**:   While Indocin net product sales continued to grow in 2022 and remain a significant source of revenue, the Company addressed supply challenges important to its ability to grow Otrexup sales and acquired Sympazan from Aquestive Therapeutics, Inc., both of which provide opportunities to further diversify sales. The Company is actively evaluating a pipeline of potential new assets which can further diversify the platform.

4. **Execute on a Comprehensive Life Cycle Management Program for Indocin:**   The Company aligned its commercial efforts to maximize Indocin net product sales through more favorable channels and advanced plans to commence an Indocin clinical trial, expected to begin enrollment in 2023.

5. **Improve our Balance Sheet and Cost of Capital:**   The Company generated $78.6 million in cash flow from operations during 2022, and in August 2022 closed a $70 million convertible senior notes offering. The 2022 five-year convertible senior notes feature a reduced interest rate and no amortization requirements, as compared to the prior senior notes, which we repaid using proceeds of the new offering. Assertio ended the year with cash and cash equivalents of $64.9 million at December 31, 2022.

---

\*    Adjusted EBITDA is a non-GAAP financial measure. For a discussion of this measure and for reconciliation to the most directly comparable GAAP measure, see Appendix A to this Proxy Statement.

### Stockholder Engagement and Say-on-Pay

We believe that regular, transparent communications with our stockholders are essential to our long-term success. We value the opinions of our stockholders, and we are committed to building and maintaining a robust stockholder engagement program to solicit feedback and encourage open and transparent honest discussion about our Company and our executive compensation and governance programs.

We engage with our stockholders in a variety of ways, including soliciting direct feedback on specific matters, active participation in equity conferences and investor events across the United States and through frequent meetings with stockholders, prospective stockholders, and investment analysts. These meetings regularly include our Chief Executive Officer and Chief Financial Officer.

As part of our engagement efforts, we seek to provide our investors with insight into our business and practices, answers to their questions, and responses to the valuable insight and feedback they share. We also review and discuss stockholder feedback internally to help ensure we are proactively assessing and informing our policies, programs, and areas of focus, as well as balancing the priorities of our stockholders.

Over the course of 2022 and early 2023, as part of our outreach and engagement efforts, we have engaged with stockholders across varying position sizes and classification. In the course of those conversations, the Company has addressed executive compensation, corporate governance, and other matters relevant to these audiences. Through these engagements, we seek to provide stockholders and potential stockholders with an overview of our Company, answers to questions, responses to feedback, and context and insight into our practices.

Finally, as part of this process, the Compensation Committee retains MorganHR, a leading independent compensation consulting firm, to maintain insight on current pay practices and ensure that our approach effectively balances competitive market practices, stockholder expectations, best-practice governance standards and our business strategy. We continue to closely monitor and evaluate the elements of these programs in an effort to align the interests of our executive team with the interests of our stockholders and to address material matters that our stockholders raise.

**What Guides Assertio's Program**

Executive Compensation Philosophy

The Company strives to align executive compensation with business results and stockholder interests. In this spirit, the Company offers a competitive compensation program that allows its NEOs to share in its financial success when they deliver performance that helps achieve short- and long-term corporate goals and increases in stockholder value. On an overall basis, target total compensation for the Company's NEOs is calibrated to the market median of a blend of its peer group and size-appropriate survey data from the life sciences industry. Certain executives may be above or below the market median depending on their individual experience level and the value of their role to the organization. In addition, the majority of compensation for all NEOs is in the form of long-term incentive compensation and therefore earned compensation can be above or below target depending on the Company's and individual performance.

**SUMMARY COMPENSATION TABLE**

The following table sets forth information concerning compensation earned for services rendered to the Company by each of our named executive officers for fiscal years 2022 and 2021, as applicable, as determined in accordance with applicable SEC rules.

| Name & Principal Position | Year | Salary ($) | Bonus ($)[1] | Stock Awards ($)[2] | Options Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | All Other Compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Daniel A. Peisert . . . . . . President & Chief Executive Officer | 2022 | 589,990 | 137,500 | 2,095,817 | 1,717,937 | 1,427,865 | 24,709 | 5,993,818 |
| | 2021 | 580,659 | 137,500 | 2,477,274 | 1,041,871 | 933,911 | 45,500 | 5,216,713 |
| Paul Schwichtenberg[5] . . . Senior Vice President & Chief Financial Officer, Former Vice President, Finance | 2022 | 359,365 | 44,250 | 747,954 | 609,484 | 354,266 | 22,998 | 2,138,318 |
| | 2021 | 341,770 | 44,250 | 619,318 | 261,861 | 214,224 | 33,828 | 1,515,251 |
| Ajay Patel[6] . . . . . . . . . . Senior Vice President & Chief Accounting Officer, Former Vice President, Controller | 2022 | 349,115 | 22,125 | 747,954 | 609,484 | 342,583 | 28,192 | 2,099,453 |
| | 2021 | 325,860 | 22,125 | 619,318 | 261,861 | 205,504 | 17,433 | 1,452,100 |

(1) Reflects cash awards paid to each named executive officer pursuant to the Company's Long-Term Incentive Awards, which were granted in February 2020 and vest on each of the first three anniversaries of the grant date assuming continued employment through the applicable vesting date.

(2) The amounts shown in the Stock Awards and Option Awards columns represent the grant date fair value of stock options and restricted stock units, including the Performance Equity Awards (as defined in "— Narrative to Summary Compensation Table — Performance-Based Equity Awards" below), determined in accordance with Financial Accounting Standards Board ("*FASB*") Accounting Standards Codification ("*ASC*") Topic 718. The assumptions made in the valuation reflected in these columns are set forth in the following notes to the Company's Consolidated Financial Statements:

| For Stock and Option Awards Granted in Fiscal Year | Consolidated Financial Statements | Included with Form 10-K Filed: | Note |
|---|---|---|---|
| 2022 ............................... | December 31, 2022 | March 08, 2023 | 15 |
| 2021 ............................... | December 31, 2021 | March 10, 2022 | 15 |

(3) Reflects amounts paid to each named executive officer pursuant to the Company's annual cash bonus plan which pays out to participants based on levels of performance against corporate financial metrics and corporate business process goals, as well as individual business process goals if applicable (as discussed in "— Narrative to Summary Compensation Table — 2022 Performance Measures" below). Amounts listed for 2022 also include payment of the following one-time cash retention bonuses: In 2022, as part of the Company's Retention Bonus Plan, a time bound plan which expired in September 2022, (i) Mr. Peisert received a special one-time cash retention bonus equal to 50% of his 2021 annual cash bonus, and (ii) Messrs. Schwichtenberg and Patel each received a special one-time cash retention bonus equal to 75% of their respective 2021 annual cash bonus for continued employment with the Company as of September 15, 2022.

(4) For Mr. Peisert, 2022 amounts reflect $13,154 in Company 401(k) match, life insurance premiums, and executive medical benefits. For Mr. Schwichtenberg, 2022 amounts reflect $12,879 in Company 401(k) match, life insurance premiums, and executive medical benefits. For Mr. Patel, 2022 amounts reflect $17,353 in Company 401(k) match, life insurance premiums, and executive medical benefits. The Company provides the named executive officers with health, medical and other non-cash benefits generally available to all salaried employees, which are not included in these columns pursuant to SEC rules.

(5) Mr. Schwichtenberg commenced his role as Senior Vice President and Chief Financial Officer on March 11, 2021. Amounts paid to Mr. Schwichtenberg during 2021 reflect compensation paid in his role as Vice President, Finance from January 1, 2021, through March 10, 2021, and Senior Vice President and Chief Financial Officer from March 11, 2021 through December 31, 2021.

(6) Mr. Patel commenced his role as Senior Vice President and Chief Accounting Officer on March 11, 2021. Amounts paid to Mr. Patel during 2021 reflect compensation paid in his role as Vice President, Controller from January 1, 2021, through March 10, 2021, and Senior Vice President and Chief Accounting Officer from March 11, 2021 through December 31, 2021.

**Narrative to Summary Compensation Table**

*Annual Cash Bonus Opportunity*

To tie a significant portion of their annual cash compensation to actual performance, each NEO is eligible for a cash bonus award under the Company's annual bonus plan, based on the achievement of the financial and business process goals for the Company.

A target annual bonus opportunity is established annually and may be adjusted from time to time by the Compensation Committee in connection with an NEO's promotion or performance. The table below shows the 2022 target annual cash bonus opportunities, for each of the NEOs.

| NEO | Base Salary | Target Bonus Opportunity (As a % of Salary) |
|---|---|---|
| Daniel A. Peisert . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $592,868 | 110% |
| Paul Schwichtenberg. . . . . . . . . . . . . . . . . . . . . . . . . . . . | $361,118 | 45% |
| Ajay Patel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $350,818 | 45% |

*2022 Performance Measures*

For 2022, the Company's annual bonus plan for named executive officers pays out to participants based on levels of performance against corporate financial metrics (60% for the NEOs other than the CEO, split 30% Net Product Sales Excluding Otrexup and 30% Operating Cash Flow; and 75% for the CEO, split 35.0% Net Product Sales Excluding Otrexup and 40.0% Operating Cash Flow) and corporate business process goals (40% for NEOs other than the CEO and 25% for the CEO) and if applicable, individual business process goals, as reviewed by the Compensation Committee. The combination of corporate financial metrics and corporate business process goals ensures that the Company has the right balance between accountability to annual financial goals and support for our business strategy. A detailed description of the performance metrics and the calculation of the actual amounts paid to each of the Company's NEOs are provided below. For 2022, the Company used Net Product Sales Excluding Otrexup and Operating Cash Flow as the primary performance measures because they provide a reliable indicator of the strength of its overall financial results. Performance and associated payout levels for each corporate metric are provided below:

| Net Product Sales Excluding Otrexup | | | Operating Cash Flow | | |
|---|---|---|---|---|---|
| Performance Level | Payout Percentage* | Actual Result | Performance Level | Payout Percentage* | Actual Result |
| Less than $104.0M. . . . . . . . | 0% | $143.9 M (150% Payout) | Less than $34.0M . . . . . . . . . | 0% | $78.6M (200% Payout) |
| $104.0M (90% of Target) . . . . | 50% | | $34.0M (90% of Target) . . . . . | 50% | |
| $115.3M (100% of Target) . . . | 100% | | $39.9M (100% of Target) . . . . | 100% | |
| $127.0M (110% of Target) . . . | 150% | | $48.0M (110% of Target) . . . . | 200% | |

---

\*   Payouts are interpolated on a straight-line basis if actual achievement levels are between threshold, target, or maximum performance levels.

Following the completion of the fiscal year, the Compensation Committee assesses the Company's performance relative to the corporate financial metrics and applies a "corporate financial payout multiplier" based on that performance. A corporate multiplier of 100% reflects 100% achievement of corporate objectives. The Corporate financial goals payout percentages can range between 0-200%. For 2022, the corporate financial payout multiplier was 150% for Net Product Sales Excluding Otrexup and 200% for Operating Cash Flow. Actual payout level is based on a straight-line interpolation against threshold, target and maximum performance levels for Operating Cash Flow and Net Product Sales Excluding Otrexup. The Board makes the final determination of the corporate payout multiplier, after receiving a recommendation from the Compensation Committee. The weighting of the achievement of corporate financial objectives as a portion of an executive's total corporate bonus payout is 60% for the NEOs other than the CEO and 75% for CEO.

With respect to corporate business process goals (40% of overall corporate bonus payout for the NEOs other than the CEO and 25% for CEO), the Compensation Committee assesses performance relative to the predetermined goals and weightings and applies a "corporate business process payout multiplier" based on that assessment. The corporate business process goals payout percentages can range between 0-100%. There is no upside payout for overachievement. For 2022, the corporate business process payout multiplier was 59.4%. For 2022, the corporate business process goals were:

| Otrexup Integration | (10% of overall bonus for NEOs excluding CEO; 6.2% for CEO) |
| Operations Strategic Build | (7.5% of overall bonus for NEOs excluding CEO; 4.7% for CEO) |
| Investor Relations Outreach | (5.0% of overall bonus) for NEOs excluding CEO; 3.1% for CEO) |
| Indocin Life Cycle | (10% of overall bonus for NEOs excluding CEO; 6.2% for CEO) |
| Trade Synergies | (7.5% of overall bonus for NEOs excluding CEO; 4.7% for CEO) |

With respect to individual business process goals (30% of overall bonus payout for select NEOs), the Compensation Committee assesses performance relative to the predetermined goals and weightings and applies a "individual business process payout multiplier" based on that assessment. The individual business process goals payout percentages can range between 0-100%. There is no upside payout for overachievement. For 2022, the individual metrics, by NEO, were as follows:

| NEO | Individual Business Process Goals (30% Weighting) |
|---|---|
| Paul Schwichtenberg | Debt Repayment Strategy |
| | Indocin Support |
| | Team Development |
| | Portfolio Strategy |
| Ajay Patel | Operating Cash Flow |
| | Otrexup Integration |
| | Company Structuring |
| | Financial Compliance |
| | Team Development |

Actual bonus payouts are then determined by calculating the weighted average performance score (combination of corporate financial goals and corporate business process goals) and applying that score to the NEO's corporate target bonus, which is then multiplied by the NEO's weighting of the corporate goals. If applicable, the NEO's individual business process goal score is then multiplied by the NEO's weighting of their individual process goals. The following table sets forth the Company's actual payout percentage achieved and illustrates the calculation of the annual cash incentive awards payable to its NEOs under the 2022 bonus plan in light of these performance results.

| NEO | Base Salary | Bonus Target % | Total Corporate Multiplier % | Corporate Weighting % | Total Corporate Payout $ | Total Individual Multiplier % | Individual Weighting % | Total Individual Payout $ | Total Payout $ |
|---|---|---|---|---|---|---|---|---|---|
| Daniel A. Peisert ...... | $592,868 | 110% | 147.3% | 100% | $960,909 | N/A | N/A | N/A | $960,909 |
| Paul Schwichtenberg ... | $361,118 | 45% | 128.8% | 70% | $146,456 | 96.7% | 30% | $47,142 | $193,598 |
| Ajay Patel .......... | $350,818 | 45% | 128.8% | 70% | $142,279 | 97.5% | 30% | $46,176 | $188,455 |

*Long-Term Cash Awards*

In 2020, each of the named executive officers received long-term cash awards, which vest over three years and a portion of which vested in 2022 and thus is reported as compensation for 2022 in the Summary Compensation Table.

*Long-Term Equity Incentive Awards*

In 2022, the Compensation Committee granted time-vesting Restricted Stock Units (RSUs) and stock options. The targeted annual grant value more closely aligns Assertio's executives to the long-term interests of its stockholders. The RSUs and option awards granted by Assertio vest as to one-third on the first anniversary of the grant date and thereafter in equal, annual installments on the second and third anniversaries of the grant date.

The Compensation Committee determines the size of a particular equity award based on a holistic assessment of several factors, including competitive market levels, the executive's past performance and future potential, the Company's performance relative to corporate objectives, and recent growth or decline in stockholder value. Historically, annual grants have been made in the first quarter of the fiscal year, however, in 2022, the Compensation Committee granted the RSUs and stock options in May. The date of the meeting of the Compensation Committee at which equity grants are made is set in advance and is not coordinated with the release of information concerning the Company's business. The target grant amounts were approved by the Compensation Committee with the number of RSUs determined using a 10-day average stock price preceding the date of grant and the number of stock options determined using Black-Scholes model valuation as of the grant date closing stock price. Values for annual equity award grants made in 2022 for each NEO (and which vest one third annually beginning on May 12, 2023, are shown below:

| NEO | NEO Status | Time-Based RSU Value | Time-Based Stock Option Value |
| --- | --- | --- | --- |
| Daniel A. Peisert .................................. | Current NEO | $1,000,000 | $1,000,000 |
| Paul Schwichtenberg ............................... | Current NEO | $ 250,000 | $ 250,000 |
| Ajay Patel .................................. | Current NEO | $ 250,000 | $ 250,000 |

*Performance-Based Equity Awards*

On May 12, 2022, the Compensation Committee also granted NEOs performance-based RSUs and performance-based stock options (collectively, the "Performance Equity Awards"). The Performance Equity Awards will vest on or after the one-year anniversary of the grant date if and only if the Company's common stock closes on any trading day after the grant date at or above $4.00 per share (any such date, an "Initial Performance Trigger Date") and, thereafter, the Company's common stock also closes at or above $4.00 per share on the one week anniversary of the date of the Company's second consecutive earnings release following such Initial Performance Trigger Date. The Performance Equity Awards will expire without value if they have not vested on or before the date that is eight calendar days following the date on which the Company releases its earnings for the second quarter of 2025 and vesting is subject to the terms and conditions of our Amended and Restated 2014 Omnibus Incentive Plan (the 2014 plan). The number of shares subject to these grants made in 2022 for each NEO are shown below:

| NEO | NEO Status | Performance-Based RSUs | Performance-Based Stock Options |
| --- | --- | --- | --- |
| Daniel A. Peisert .......................... | Current NEO | 400,000 | 400,000 |
| Paul Schwichtenberg ....................... | Current NEO | 200,000 | 200,000 |
| Ajay Patel ................................ | Current NEO | 200,000 | 200,000 |

**Risk Management and Mitigation of Compensation Policies and Practices**

The Compensation Committee has reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation program, considered various mitigating factor (including that awards under our Amended and Restated 2014 Omnibus Incentive Plan may be subject to recovery or clawback under our clawback policy adopted November 6, 2018), and reviewed these items with its independent consultant, MorganHR, which was engaged directly by the Compensation Committee. In addition, our Compensation Committee asked MorganHR to conduct an independent risk assessment of our executive compensation program. Based on these reviews and discussions, the Compensation Committee does not believe our compensation program creates risks that are reasonably likely to have a material adverse effect on our business. The Compensation Committee has reviewed the independence of MorganHR in light of SEC rules and has affirmatively determined that the work performed by MorganHR does not raise any conflict of interest.

For the foregoing reasons, the Compensation Committee has concluded that the programs by which our executives are compensated strike an appropriate balance between short-term and long-term compensation and incentivize our executives to act in a manner that prudently manages enterprise risk.

**Other Compensation Practices and Policies that Align Assertio's NEOs to Its Stockholders**

*Stock Ownership Policy*

To align the interests of our management and directors with those of our stockholders, the Board of Directors concluded that Assertio NEOs and non-employee directors should have a significant financial stake in the Company's stock. To further that goal, we implemented stock ownership guidelines (the "Guidelines"). The NEOs are required to hold a specific level of equity ownership as outlined below:

*Executives:*   The Guidelines apply to the NEOs in two tiers. The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's annual base salary rate of January 1ˢᵗ of the year are as follows:

| Tier | Covered Executives | Multiple of Salary |
| --- | --- | --- |
| Tier One | Chief Executive Officer | 4x Salary |
| Tier Two | Other NEOs | 2x Salary |

The shares counted toward these ownership requirements include shares owned outright, unvested restricted stock and vested performance stock units.

*Non-Employee Directors:*   Our directors are required to maintain a stock ownership level that is equal to three times their annual Board cash retainers.

Both NEOs and non-employee directors have five years from commencement of their service to meet their respective Guidelines. As of January 1, 2023, all of our NEOs and all non-employee directors were in compliance with achieving the Guidelines within the aforementioned timeframe.

*Clawback Policy*

Under our clawback policy, if our Board of Directors reasonably determines there has been a material restatement due to material noncompliance with financial reporting requirements under the securities laws; the Board will review all incentive payments that were made to executive officers and all equity awards granted to executive officers on the basis of having met or exceeded specified performance targets in payments or awards made during the three (3) full fiscal years prior to the filing of the Current Report on Form 8-K or other SEC filing announcing the restatement. If such payments and/or awards would have been lower had they been calculated based on such restated results, the Board will, to the extent permitted by governing law, seek to recoup for the benefit of the Company such payments to and/or equity awards held by executive officers who are found personally responsible for the material restatement, as reasonably determined by the Board, by requiring such executive officers to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.

In addition, in the event that the Board reasonably determines that an executive officer (i) has materially violated the Company's Code of Conduct by directing, participating or engaging in corrupt business practices, including fraud, resulting or likely to result in substantial and material damage to the Company or its subsidiaries or (ii) engaged in misconduct in the performance of the executive officer's duties to the Company resulting or likely to result in the creation or perpetuation of a hostile work environment, the Board may, to the extent permitted by governing law, seek to recoup for the benefit of the Company all incentive payments that were made to the executive officer and all equity awards granted to the executive officer (1) after the date on which such conduct occurred or commenced or (2) within the twelve (12) months preceding such date, in each case, by requiring such executive officer to pay such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Board reasonably determines to be appropriate.

For fiscal 2022, the Board determined it did not require any recoupment of any incentive payments or equity compensation. The Company intends to timely adopt any changes to its clawback policy that may be necessary to comply with the final Nasdaq listing standards implementing the requirements of the Exchange Act Rule 10D-1.

# OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards held by the named executive officers as of December 31, 2022.

| | | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Award Type | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unearned Amounts (#) | Option Exercise Price ($) | Expiration Date | Number of Restricted Stock Units That have Not Vested (#) | Market Value of Restricted Stock Units That have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| Daniel A. Peisert | Stock Option[2] | 11/8/2017 | 23,917 | — | — | 22.80 | 11/8/2027 | — | — | — | — |
| | RSU[3] | 2/4/2020 | — | — | — | — | — | 30,968 | 133,162 | — | — |
| | Stock Option[4] | 5/19/2020 | 50,001 | — | — | 3.20 | 5/19/2030 | — | — | — | — |
| | RSU[3] | 2/11/2021 | — | — | — | — | — | 378,788 | 1,628,788 | — | — |
| | Stock Option[5] | 12/1/2021 | 311,667 | 623,333 | — | 1.31 | 12/31/2031 | — | — | — | — |
| | RSU[3] | 5/12/2022 | — | — | — | — | — | 456,204 | 1,961,677 | — | — |
| | Stock Option[5] | 5/12/2022 | — | 438,596 | — | 2.63 | 5/12/2032 | — | — | — | — |
| | Performance-Based RSU[6] | 5/12/2022 | — | — | — | — | — | — | — | 400,000 | 1,720,000 |
| | Performance-Based Stock Option[6] | 5/12/2022 | — | — | 400,000 | 2.63 | 5/12/2032 | — | — | — | — |
| Paul Schwichtenberg | RSU[3] | 2/4/2020 | — | — | — | — | — | 9,966 | 42,854 | — | — |
| | RSU[3] | 2/11/2021 | — | — | — | — | — | 94,697 | 407,197 | — | — |
| | Stock Option[5] | 12/1/2021 | 78,334 | 156,666 | — | 1.31 | 12/31/2031 | — | — | — | — |
| | RSU[3] | 5/12/2022 | — | — | — | — | — | 114,051 | 490,419 | — | — |
| | Stock Option[5] | 5/12/2022 | — | 109,649 | — | 2.63 | 5/12/2032 | — | — | — | — |
| | Performance-Based RSU[6] | 5/12/2022 | — | — | — | — | — | — | — | 200,000 | 860,000 |
| | Performance-Based Stock Option[6] | 5/12/2022 | — | — | 200,000 | 2.63 | 5/12/2032 | — | — | — | — |
| Ajay Patel | RSU[3] | 2/4/2020 | — | — | — | — | — | 4,983 | 21,427 | — | — |
| | RSU[3] | 2/11/2021 | — | — | — | — | — | 94,697 | 407,197 | — | — |
| | Stock Option[5] | 12/1/2021 | 78,334 | 156,666 | — | 1.31 | 12/31/2031 | — | — | — | — |
| | RSU[3] | 5/12/2022 | — | — | — | — | — | 114,051 | 490,419 | — | — |
| | Stock Option[5] | 5/12/2022 | — | 109,649 | — | 2.63 | 5/12/2032 | — | — | — | — |
| | Performance-Based RSU[6] | 5/12/2022 | — | — | — | — | — | — | — | 200,000 | 860,000 |
| | Performance-Based Stock Option[6] | 5/12/2022 | — | — | 200,000 | 2.63 | 5/12/2032 | — | — | — | — |

(1) The values shown are based on $4.30 per share, which was the closing price of our common stock on December 30, 2022.

(2) This stock option vested in full on September 18, 2021.

(3) One third of this RSU award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(4) This stock option vested in full on May 19, 2021.

(5) One third of this stock option award vests on each of the first three anniversaries of the grant date, assuming continued employment through the applicable vesting date.

(6) The performance-based RSUs and performance-based stock options will vest on or after the one-year anniversary of the grant date if and only if the Company's common stock closes on any trading day after the grant date at or above $4.00 per share and, thereafter, the Company's common stock also closes at or above $4.00 per share on the one week anniversary of the date of the Company's second consecutive earnings release following such Initial Performance Trigger Date. The performance-based RSUs and performance-based stock options will expire without value if they have not vested on or before the date that is eight calendar days following the date on which the Company releases its earnings for the second quarter of 2025 and vesting is subject to the terms and conditions of the 2014 Plan.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company is party to Management Continuity Agreements with each of its executive officers. Pursuant to the terms of the Management Continuity Agreements, upon the termination of an executive officer's employment by the Company other than for Cause, death or Disability, or upon his termination for Good Reason (each as defined in the Management Continuity Agreements), within the period beginning ninety days prior to a Change in Control and ending twenty-four months following a Change in Control (the Change in Control Period), the executive will be entitled to (i) a lump sum cash payment in an amount equal to the sum of three times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the higher of (1) the base salary which the executive was receiving immediately prior to the Change in Control or (2) the base salary which the executive was receiving immediately prior to their termination of employment, plus three times (if the executive is the CEO) or one and a half times (if the executive is not the CEO) the executive's annual target bonus; (ii) payment of the full cost of the health insurance benefits provided to the executive and the executive's spouse and dependents through the earlier of the end of the 36-month period (if the executive is the CEO) or 18-month period (if the executive is not the CEO) following the date of termination or the date upon which executive is no longer eligible for such COBRA or other benefits under applicable law; (iii) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination, (iv) outplacement services not to exceed $5,000 per month for up to three consecutive months and (v) 100% of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards shall become immediately vested. Pursuant to the terms of the Management Continuity Agreements, in the event of a termination that occurs prior to the date of the Change in Control, then if any of the executive's unvested option shares, restricted stock, restricted stock units, other equity-based awards and other long-term incentive awards are forfeited as the result of such termination of employment, the executive shall be entitled to receive a lump sum cash payment equal to the value of all such awards that were forfeited as the result of such termination of employment.

In addition, pursuant to the terms of the Management Continuity Agreements, in the event of the termination of an executive officer's employment other than for Cause, death or Disability, or due to a voluntary termination for Good Reason, outside of the Change in Control Period, the executive will be entitled to receive severance benefits as follows: (i) acceleration of 12 months of such executive's unvested Company equity awards if the executive is the CEO, (ii) severance payments for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) after the effective date of the termination equal to the base salary which he was receiving immediately prior to the termination of employment, (iii) payment of the full cost of the health insurance benefits provided to the executive and his spouse and dependents, as applicable, immediately prior to the termination of employment pursuant to the terms of COBRA or other applicable law for 18 months (if the executive is the CEO) or 12 months (if the executive is not the CEO) following the date of termination or, if earlier, until the date upon which the executive is no longer eligible for such COBRA or other benefits under applicable law; (iv) payment of any earned but unpaid annual bonus for the year immediately preceding the year of termination, to be paid at the time the Company pays bonuses with respect to such year to its executives generally; and (v) outplacement services not to exceed $5,000 per month for up to three consecutive months.

## PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for Non-PEO NEOs[3] | Average Compensation Actually Paid to Non-PEO NEOs[4] | Value of Initial Fixed $100 Investment Based On Total Shareholder Return[5] | Net Income (Loss)[6] (in thousands) |
|---|---|---|---|---|---|---|
| 2022 . . . . . . . . . . . . . . | $5,993,818 | $10,805,836 | $2,118,886 | $3,643,883 | $299 | $109,625 |
| 2021 . . . . . . . . . . . . . . | $5,216,713 | $ 4,561,299 | $1,483,676 | $1,326,543 | $151 | $ (1,281) |

(1) The dollar amounts reported are the amounts of total compensation reported in our Summary Compensation Table.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

| Year | Reported Summary Compensation Table Total for PEO | Deduct Reported Value of Equity Awards[a] | Add (Deduct) Equity Award Adjustments[b] | Compensation Actually Paid to PEO |
|---|---|---|---|---|
| 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,993,818 | $3,813,754 | $8,625,772 | $10,805,836 |
| 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,216,713 | $3,519,145 | $2,863,731 | $ 4,561,299 |

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| Year | Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End | Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year | Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year | Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value | Total Equity Award Adjustments |
|---|---|---|---|---|---|---|---|
| 2022 . . . . . . . . . . . . . . . . | $6,198,413 | $2,061,970 | — | $365,388 | — | — | $8,625,772 |
| 2021 . . . . . . . . . . . . . . . . | $2,741,070 | $ 50,937 | — | $ 71,724 | — | — | $2,863,731 |

(3) The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are as follows for 2022 and 2021, Paul Schwichtenberg and Ajay Patel.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

| Year | Average Reported Summary Compensation Table Total for Non-PEO NEOs | Deduct Average Reported Value of Equity Awards | Add (Deduct) Average Equity Award Adjustments[(a)] | Average Compensation Actually Paid to Non-PEO NEOs |
|---|---|---|---|---|
| 2022 . . . . . . . . . . . . . . . . | $2,118,886 | $1,357,438 | $2,882,435 | $3,643,883 |
| 2021 . . . . . . . . . . . . . . . . | $1,483,676 | $ 881,179 | $ 724,046 | $1,326,543 |

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

| Year | Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End | Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards | Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year | Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year | Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year | Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value | Total Average Equity Award Adjustments |
|---|---|---|---|---|---|---|---|
| 2022 . . . . . . | $2,267,603 | $516,520 | — | $98,312 | — | — | $2,882,435 |
| 2021 . . . . . . | $ 687,277 | $ 15,870 | — | $20,899 | — | — | $ 724,046 |

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends (if any) for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period for the 2022 row and January 1, 2022 through December 31, 2022 for the 2021 row by the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

*Analysis of the Information Presented in the Pay versus Performance Table*

The Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

*Compensation Actually Paid and Cumulative TSR*

The graph below compares the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with our cumulative TSR for the fiscal years ended December 31, 2021 and 2022. TSR amounts reported in the graph assume an initial fixed investment of $100.



*Compensation Actually Paid and Net Income*

The graph below compares the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with our net income for the fiscal years ended December 31, 2021 and 2022.



## DIRECTOR COMPENSATION

The Board has adopted a Non-Employee Director Compensation and Grant Policy (the Director Compensation Policy). The Board believes that the Director Compensation Policy, amended in February 2022, enables us to attract and retain high quality directors, provide them with compensation at a level that is consistent with our compensation objectives and encourage their ownership of our common stock to further align their interests with those of our stockholders. Our non-employee director compensation program includes cash compensation and equity grants in the form of RSUs through 2022 as described below and in the form of RSUs and options beginning in 2023. We use the same peer group for director compensation comparisons as for executive compensation comparisons, have a comparable compensation strategy and review our program annually with the assistance of our compensation consultant.

*Cash Compensation*

In 2022, non-employee directors were eligible to receive annualized cash retainers of $55,000 under our Director Compensation Policy. Our non-executive chairman of the Board received an additional $40,000 annual retainer. Additional annualized cash retainers in the amount set forth below were paid to the chairs of each Board committee and to each non-employee director serving as a committee member in 2022:

| Committee Name | Committee Chair Retainer | Non-Chair Committee Member Retainer |
|---|---|---|
| Audit | $25,000 | $12,500 |
| Compensation | $20,000 | $10,000 |
| Nominating and Corporate Governance | $15,000 | $ 6,000 |

*Restricted Stock Units*

In addition to the cash compensation described above, in accordance with the Director Compensation Policy, each non-employee director then-serving received, on the date of the 2022 Annual Meeting of Stockholders, an award of restricted stock units having a value of $190,000 based on a 10-day average stock price preceding the date of grant that vest on the first anniversary of date on which such award of restricted stock units were made.

*Director Compensation*

The following table summarizes non-employee director compensation during fiscal year 2022. Mr. Peisert did not receive equity or cash compensation for his service on the Board. All cash and equity compensation paid to, or earned by, Mr. Peisert in fiscal year 2022 in his capacity as the Company's President and Chief Executive Officer is reflected in the executive compensation tables set forth above.

| Name | Fees Earned or Cash ($)[1] | Stock Awards ($)[2] | Paid in Total ($) |
| --- | --- | --- | --- |
| Heather L. Mason | $ 92,500 | $190,692 | $283,192 |
| William T. McKee | $ 86,000 | $190,692 | $276,692 |
| Peter D. Staple | $107,500 | $190,692 | $298,192 |
| James L. Tyree | $ 75,000 | $190,692 | $265,692 |

(1) Consists of the amounts described above under "Cash Compensation" for 2022 including annual cash retainers, committee chair retainers and committee member retainers, including any retainer fees deferred pursuant to the Company's non-employee directors' deferral program.

(2) Amounts shown represent the grant date fair value of restricted stock unit awards granted in fiscal year 2022 as described above and as calculated in accordance with FASB ASC Topic 718. For more information, including a discussion of valuation assumptions, see Note 15 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2022.

The following table sets forth the aggregate number of outstanding options and restricted stock units held as of December 31, 2022 by each individual who served as a non-employee director in 2022.

| Name | Options | Restricted Stock Units |
| --- | --- | --- |
| Heather L. Mason | — | 86,286 |
| William T. McKee | 7,317 | 195,252 |
| Peter D. Staple | 11,344 | 96,182 |
| James L. Tyree | 4,621 | 86,286 |

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information regarding securities authorized for issuance under the Company's equity incentive plans as of December 31, 2022. The Company's equity incentive plans as of December 31, 2022 include the 2014 Plan, the Second Amended and Restated 2004 Equity Incentive Plan (2004 Plan); and the Zyla Life Sciences Amended and Restated 2019 Stock-Based Incentive Compensation Plan (the 2019 Zyla Plan).

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights[1] | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
| --- | --- | --- | --- |
| Equity compensation plans approved by security holders | 8,177,405[2] | 2.62[3] | 1,298,518[4] |
| Equity compensation plans not approved by security holders | 39,292[5] | 3.15 | 118,097[6] |
| | 8,216,697 | 2.69[3] | 1,416,615 |

_____

(1) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs.

(2) Number of securities includes (a) 4,251,925 options (1,000,000 of which are performance-based) with a weighted-average remaining life of 9.02 years, (b) 2,925,480 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid and (c) 1,000,000 shares of common stock to be issued following the vesting of performance-based RSUs for which no exercise price will be paid.

(3) The calculation of weighted average exercise price includes only outstanding stock options.

(4) Represents shares available for issuance under the 2014 Plan. There are no shares available for issuance pursuant to new awards under the 2004 Plan or the 2019 Zyla Plan.

(5) Number of securities granted as inducement awards includes (a) 18,554 options with a weighted-average remaining life of 9.50 years and (b) 20,738 shares of common stock to be issued following the vesting of RSUs for which no exercise price will be paid.

(6) Represents inducement shares available to be issued as of December 31, 2022.

The RSUs and options granted as inducement awards were granted to the recipients thereof as an inducement material to each respective recipient's entry into employment with the Company in accordance with NASDAQ Listing Rule 5635(c)(4). These inducement awards are subject to such employee's continued service relationship with the Company, terms and conditions substantially identical to the terms and conditions of the 2014 Plan and the award agreements pursuant to which they were granted. The time-based RSUs and options vest on an annual basis over three years beginning on the anniversary of each individual's applicable employment commencement date. See "Summary Compensation Table — Narrative to Summary Compensation Table — Performance Based Equity Awards" above for a discussion of the vesting of the performance-based RSUs and options.

## AUDIT RELATED MATTERS

### Audit Committee Report

Under the guidance of a written charter adopted by the Board, the purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Assertio and audits of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of the independent registered public accounting firm. Each of the members of the Audit Committee meets the independence requirements of Nasdaq.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards.

In this context and in connection with the audited financial statements contained in Assertio's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2022 with Assertio's management and Grant Thornton LLP, Assertio's independent registered public accounting firm;

- discussed with Grant Thornton LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board and SEC;

- received and reviewed the written disclosures and the letter from Grant Thornton LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed with the auditors their independence; and

- based on the foregoing reviews and discussions, recommended to the Board that the audited financial statements be included in Assertio's Annual Report on Form 10-K for the fiscal year ended

December 31, 2022 filed with the SEC; and instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

AUDIT COMMITTEE
William T. McKee, Chair
Heather L. Mason
Peter D. Staple
James L. Tyree

**Fees Paid to Independent Registered Public Accounting Firm**

Effective March 18, 2021, the Audit Committee approved the appointment of Grant Thornton LLP (Grant Thornton) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021. This action effectively dismissed Ernst & Young LLP (Ernst & Young) as the Company's independent registered public accounting firm as of March 18, 2021. In connection with the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2020, and through the appointment of Grant Thornton on March 18, 2021, there were: (i) no disagreements (as that term is described in Item 304(a)(1)(iv) of Regulation S-K) with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the matter in their report, or (ii) reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K). As part of the Company's transition to Grant Thornton as its independent auditor, Ernst & Young's billed total audit-related fees of $165,000 in 2021, for the reissuance of their 2020 annual audit opinion and assurance related services.

Set forth below are the aggregate fees for audit and other services provided by Grant Thornton for the years ended December 31, 2022 and 2021, respectively. The Audit Committee takes each of these fees and services into consideration when evaluating the independence of Grant Thornton.

*Audit Fees.* Aggregate fees for audit services provided by Grant Thornton totaled approximately $602,000 and $500,000 for 2022 and 2021, respectively. Grant Thornton's audit fees include fees associated with the annual audit of the Company's consolidated financial statements, effectiveness of internal control over financial reporting, and review of the interim consolidated financial statements included in quarterly reports.

*Audit-Related Fees.* Audit-related fees include fees billed by Grant Thornton for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-related fees from Grant Thornton were approximately $205,000 and zero for 2022 and 2021, respectively.

*Tax Fees.* There were no tax services provided by Grant Thornton for 2022 and 2021.

*All Other Fees.* There were no other services provided by Grant Thornton for 2022 and 2021 other than those reported above.

**Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services**

The Audit Committee has adopted a written Pre-Approval Policy (the Pre-Approval Policy), which is administered by the Company's Audit Committee. The Pre-Approval Policy provides for pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee pre-approved all of the audit, audit-related and tax fees described above under "Fees Paid to Independent Registered Public Accounting Firm."

The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

# OVERVIEW OF PROPOSALS

## PROPOSAL 1

## ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will vote on the election of five directors to serve until the 2024 Annual Meeting of Stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. The Board has unanimously nominated Heather L. Mason, William T. McKee, Daniel A. Peisert, Peter D. Staple and James L. Tyree for election to the Board. The nominees have indicated that they are willing and able to serve as directors. If any of the nominees becomes unable or unwilling to serve or for good reason will not serve, the accompanying proxy may be voted for the election of such other person as shall be designated by the Board (to the extent permitted by the SEC rules), or the Board may amend the Bylaws and decrease the size of the Board. The proxies being solicited will be voted for no more than five nominees at the Annual Meeting. The directors will be elected if the number of votes cast for election exceeds the number of votes cast against their election. Stockholders do not have cumulative voting rights in the election of directors.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR.**

## PROPOSAL 2

### APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S AMENDED AND RESTATED 2014 OMNIBUS INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

The Company maintains the Amended and Restated 2014 Omnibus Incentive Plan, which provides for the issuance of long-term incentive compensation, including equity-based awards, to its eligible employees, consultants and non-employee directors.

We are seeking stockholder approval of a proposal to increase the number of shares available for issuance under the 2014 Plan by 4,150,000 shares.

A copy of the 2014 Plan, as proposed to be amended and restated pursuant to this Proposal 2, is attached as Appendix B to this Proxy Statement.

**Key Considerations for Requesting Additional Shares**

In determining the number of shares to be authorized under the 2014 Plan, as proposed to be amended and restated, the Board considered the following principal factors:

- *Number of Shares Available for Grant under Existing Plan:* As of March 31, 2023, 413,471 shares remained available for issuance under the 2014 Plan. There were no shares available to grant under prior incentive plans. If the Company is unable to grant competitive equity awards, it may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent. This in turn could impact the ability of the Company to achieve its financial goals.

- *Number of Outstanding Awards Under All Plans:* As of March 31, 2023, there were 4,825,368 outstanding stock options (of which 1,000,000 were performance-based), which had a weighted average exercise price of $2.88 and a weighted average remaining contractual life of 8.51 years, and there were 3,941,306 RSU awards outstanding (of which 1,000,000 were performance-based).

- *Employee Engagement and Company Growth and Success:* The Company believes that equity ownership by its employees has a direct correlation to increased employee engagement, which the Company thinks is a key factor in achieving its future financial goals and creating stockholder value. Delivering a significant portion of total compensation in the form of equity compensation is essential to the Company's core compensation philosophy and exemplifies the Company's commitment to increasing employee engagement by deploying compensation instruments that drive value creation and create employee owners.

- *Employee Recruitment and Retention:* The Company believes the ability to grant competitive equity awards is a necessary and powerful recruiting and retention tool for it to obtain the quality personnel it needs to move its business forward. The Company believes that equity awards are a long-term incentive that directly links company performance to stock performance. The increase in the share reserve will enable the Company to continue to use equity compensation on a broad basis to help attract, retain and motivate employees and grow its business, develop new products and ultimately increase stockholder value.

The following table sets forth certain information about the 2014 Plan, 2004 Plan, 2019 Zyla Plan and the 87,292 shares remaining available as inducement grants as of March 31, 2023:

| | |
|---|---:|
| Number of new shares being authorized under 2014 Plan | 4,150,000 |
| Number of shares available for future awards under 2014 Plan (no shares are available for future awards under the 2004 Plan or 2019 Zyla Plan) | 413,471 |
| Number of shares relating to outstanding stock options (including 1,000,000 performance-based stock options) | 4,825,368 |
| Number of shares relating to awards of unvested restricted stock units | 2,941,306 |
| Number of shares relating to unearned awards of performance stock units | 1,000,000 |
| Weighted average remaining term of outstanding stock options | 8.51 years |
| Weighted average exercise price of outstanding stock options | $2.88 |
| Total number of shares available for future awards under 2014 Plan if this proposal is approved | 4,563,471 |

The increase of 4,150,000 shares represents approximately 7.5% of the Company's outstanding shares of common stock as of March 31, 2023. The potential dilution from the 4,150,000 share increase requested to be approved by stockholders is approximately 6.9% of the Company's common shares outstanding as of March 31, 2023, assuming all 4,150,000 shares are issued in accordance with the 2014 Plan. The Compensation Committee has considered this potential dilution level and believes that the resulting dilution levels are consistent with market practice.

The Company manages its long-term dilution goal by limiting the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under the Company's equity incentive plans divided by the weighted average number of common shares outstanding at the end of the year. The Company has calculated the burn rate under its equity plans for the past three years, as set forth in the following table. The burn rate calculations exclude the 2004 Plan and 2019 Zyla Plan. No shares are available for issuance pursuant to new awards under the 2004 Plan or the 2019 Zyla Plan. During the past three years, no awards were made under the 2004 Plan and no awards were made by the Company under the 2019 Zyla Plan, except for 1,246,469 stock options assumed by the Company in connection with the Company's acquisition of Zyla Life Sciences in May 2020.

| | Time-Based Options Granted | Performance-Based Options Granted | Performance-Based Options Exercised | RSU Shares Granted | PSU Shares Granted | PSU Shares Vested | Net Forfeitures/ Expirations[1] | Weighted Average Number of Common Shares Outstanding | Burn Rate (incl. PSUs & Performance-Based Options at Grant)[2] | Burn Rate (incl. Vested PSUs & Exercised Performance-Based Options)[3] | Burn Rate (incl. Vested PSUs & Exercised Performance-Based Options and Forfeitures/ Expirations)[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fiscal 2022 .. | 1,048,487 | 1,000,000 | — | 1,460,515 | 1,000,000 | — | 146,530 | 47,003,524 | 9.6% | 5.3% | 5.0% |
| Fiscal 2021 .. | 2,100,000 | — | — | 2,230,065 | — | 19,054 | 416,601 | 43,169,000 | 10.0% | 10.1% | 9.1% |
| Fiscal 2020 .. | 50,000 | — | — | 1,496,299 | — | — | 672,855 | 26,209,000 | 5.9% | 5.9% | 3.3% |

(1) Represents forfeitures and expirations of options, RSUs and PSUs in the given period.

(2) Calculated as (A) total options (time-based and performance-based), RSUs and PSUs granted, divided by (B) weighted average number of common shares outstanding.

(3) Calculated as (A) total time-based options and RSUs granted plus PSUs vested and performance-based options exercised, divided by (B) weighted average number of common shares outstanding.

(4) Calculated as (A) total time-based options and RSUs granted plus PSUs vested and performance-based options exercised, less expirations and forfeitures, divided by (B) weighted average number of common shares outstanding.

An additional metric that the Company uses to measure the cumulative impact of its equity program is overhang (the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted, divided by the sum of the total number of shares of the Company's common stock outstanding, plus the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted). If the share increase under the 2014 Plan is approved, the Company's overhang would approximate 19.3% as of March 31, 2023, and would decline as awards are exercised and/or become vested.

When considering the number of additional shares to add to the 2014 Plan, the Compensation Committee also reviewed, among other things, projected future share usage and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the 2014 Plan was reviewed under scenarios based on a variety of assumptions. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the 2014 Plan while minimizing stockholder dilution.

**Promotion of Good Corporate Governance Practices**

The Company has designed the 2014 Plan to include a number of provisions that it believes promote best practices by reinforcing the alignment between equity compensation arrangements for non-employee directors, employees and consultants and stockholders' interests. These provisions include, but are not limited to, the following:

- No Discounted Options or Stock Appreciation Rights (SARs). Stock options and SARs may not be granted with exercise prices lower than fair market value of the underlying shares on the grant date.

- No Repricing without Stockholder Approval. At any time when the exercise price of a stock option or SAR is above the market value of the Company's common stock, the Company cannot, without stockholder approval, "reprice" those awards by reducing the exercise price of such stock option or SAR or exchanging such stock option or SAR for cash, other awards or a new stock option or SAR at a reduced exercise price.

- One-year minimum vesting provision such that awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, other than in the case of the participant's death or disability or in the event of a change in control. In addition, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions.

- No Liberal Share Recycling for Appreciation Awards. Shares of common stock that are tendered by a participant or withheld to pay the exercise price or withholding taxes in connection with the exercise or settlement of an outstanding stock option or SAR and shares purchased by the Company in the open market using the proceeds of option or SAR exercises do not become available for issuance as future awards under the 2014 Plan.

- No "single-trigger" equity vesting upon a "change in control," except for non-employee directors or in the event that a successor refuses to assume outstanding awards or issue substitute awards in connection with the change in control transaction.

- No Dividends on Unvested Awards, Including on Unearned Performance Awards. The 2014 Plan prohibits the current payment of dividends or dividend equivalent rights on unvested awards, including on unearned performance awards.

- Fungible Share Design. Shares issued in connection with restricted stock, restricted stock units (RSUs) or performance units count against the aggregate share reserve authorized under the 2014 Plan as 1.11 shares for every one share granted pursuant to such awards, which is a higher rate than shares issued upon exercise of stock options and SARs, which count against the aggregate share reserve authorized under the 2014 Plan as one share of common stock.

- No Transferability. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Compensation Committee.

- No Evergreen Provision. There is no "evergreen" feature pursuant to which the shares authorized for issuance under the 2014 Plan can be automatically replenished.

- Clawback. Any award under the 2014 Plan may be subject to recovery or clawback by the Company under the Company's clawback policy adopted November 6, 2018.

The following description of the 2014 Plan is a summary of its principal provisions and is qualified in its entirety by reference to the plan document, a copy of which is appended to this Proxy Statement as Appendix B.

**Description of the 2014 Plan**

*Purpose.* The 2014 Plan is designed to attract and retain employees, non-employee directors and consultants of the Company and its subsidiaries, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries by making awards that provide participants with a proprietary interest in the growth and performance of the Company and its subsidiaries.

*Administration.* The 2014 Plan is administered by the Compensation Committee of the Board. The Compensation Committee selects the participants and determines the type or types of awards and the number of shares to be optioned or granted to each participant under the 2014 Plan. Subject to the limitations of the 2014 Plan, the Compensation Committee has the power to (x) provide for the extension of the exercisability of an award or, (y) in the event of death, disability, retirement or a change in control, accelerate the vesting or exercisability of an award or otherwise amend or modify the terms of an award in any manner that is (i) not materially adverse to the award recipient or (ii) consented to by the award recipient.

The Compensation Committee supervises the 2014 Plan's administration and enforcement according to its terms and provisions and has all powers necessary to accomplish these purposes, including, for example, the power to: (i) engage or authorize the engagement of third-party administrators to carry out administrative functions under the 2014 Plan; (ii) construe or interpret the 2014 Plan with full and final authority; (iii) determine questions of eligibility; (iv) make determinations related to 2014 Plan benefits; (v) delegate to the Board or any other committee of the Board its authority to grant awards to certain employees; and (vi) from time to time, adopt rules and regulations in order to carry out the terms of the 2014 Plan. Members of the Board, the Compensation Committee and other officers who assume duties under the 2014 Plan will not be held liable for their actions in connection with administration of the 2014 Plan except for willful misconduct or as expressly provided by law.

The Board may terminate or amend the 2014 Plan at any time with respect to any shares of common stock for which a grant has not yet been made. The Board also has the right to alter or amend the 2014 Plan or any part of the plan from time to time, including increasing the number of shares of common stock that may be granted, subject to stockholder approval as required by the exchange upon which the Company's common stock is listed at that time or other legal requirements. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. Repricing of options and SARs is prohibited under the 2014 Plan without the approval of stockholders; options and SARs may not be cancelled in exchange for cash or other awards. In the event of corporate recapitalizations, subdivisions, consolidations, or other corporate events, the Compensation Committee has the authority to adjust outstanding awards as well as the total number of shares available for grant under the plan in accordance with the terms of the 2014 Plan. No awards may be granted under the 2014 Plan on or after May 4, 2029.

Subject to the minimum vesting provisions described in this paragraph, the vesting of awards granted under the 2014 Plan will occur when and in such installments and/or pursuant to the achievement of such performance criteria, in each case, as the Board or Compensation Committee, in its sole and absolute discretion, will determine. Awards granted under the 2014 Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that: the Board and/or the Committee may provide that awards become exercisable, vest or settle prior to such date in the event of the participant's death or disability or in the event of a change in control. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of common stock authorized for issuance under the 2014 Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as the Board and/or the Compensation Committee determines appropriate.

*Eligibility and Types of Awards.* All of the Company's employees, consultants and non-employee directors, and employees and consultants of its subsidiaries, are eligible to receive awards under the 2014 Plan. As of March 31, 2023, approximately 34 individuals were eligible to participate in the 2014 Plan, including the Company's 4 executive officers, 4 non-employee directors and 26 other employees. Awards under the 2014 Plan may consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, cash awards, and other stock-based awards, any of which may be structured as a performance award subject to the achievement of specified performance goals. Only employees of the Company or its subsidiaries may receive grants of incentive stock options.

*Available Shares.* Taking into account the proposed share increase under the 2014 Plan, the aggregate number of shares of common stock that may be granted under the 2014 Plan or with respect to which awards may be granted, subject to adjustment for changes in capitalization, may not exceed 16,477,500 shares, all of which shall be available for incentive stock options and which shares may be either authorized and unissued common stock, shares of common stock held in the treasury or shares of common stock purchased on the open market or by private purchase, or any combination of the foregoing. Each award in the form of shares of common stock (other than options and SARs) granted under the 2014 Plan will be counted against the maximum share limit as 1.11 shares of common stock and each option and SAR will be counted against the maximum share limit as one share of common stock. No further awards have been or will be granted under the Company's 2004 Equity Incentive Plan since the date of the original stockholder approval of the 2014 Plan.

Shares subject to awards granted under the 2014 Plan that are forfeited, cancelled, terminated or expire unexercised will again become available for awards and the maximum share limit will be increased by the same amount as such shares were counted against the maximum share limit. Shares that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an award other than options or SARs will become available again for awards under the 2014 Plan. Shares that are (i) tendered by a participant or withheld (1) as full or partial payment to satisfy any withholding tax liabilities related to the exercise or settlement of options or SARs, (2) as payment for the exercise price of an option or SAR or (3) in connection with the settlement of a SAR, (ii) repurchased on the open market with the proceeds of an exercise price of an option or SAR or (iii) reserved for issuance upon grant of a SAR, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise or settlement of such SAR, will not become available again for awards under the 2014 Plan.

Shares issued under awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) will not reduce the maximum share limit and will be available for awards under the 2014 Plan subject to applicable stock exchange listing requirements.

*Individual Limits.* No employee may be granted during any calendar year awards consisting of options or SARs that are exercisable for more than 2,000,000 shares of common stock.

In addition to the above, the aggregate dollar value of shares of common stock subject to equity-based awards granted under the 2014 Plan during any calendar year to any one non-employee director may not exceed $600,000.

*Adjustment.* In the event of certain corporate transactions or changes in the Company's capitalization, the number of shares of common stock reserved under the 2014 Plan, the number of shares of common stock covered by outstanding awards under the 2014 Plan, the exercise price or other price in respect of such awards, the individual limitations described in the preceding paragraph and the appropriate fair market value and other price determinations for such awards will each be proportionately adjusted by the Compensation Committee as appropriate to reflect such changes in the Company's capitalization.

*Awards under the 2014 Plan.* The following types of awards may be granted under the 2014 Plan:

*Stock Options.* A stock option is a right to purchase common stock at a specified price during specified time periods. The Compensation Committee may make grants under the plan to participants containing such terms as the Compensation Committee may determine. The exercise price of a stock option may not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted under the 2014 Plan can be either incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), which have certain tax advantages for recipients, or nonqualified stock options. Stock options granted will become exercisable over a period determined by the Compensation Committee. No stock option will have a term that exceeds 10 years. The availability of stock options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders.

*Stock Appreciation Rights.*    The 2014 Plan permits the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of the Company's common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or shares of common stock. The maximum term of a stock appreciation right is 10 years. The Compensation Committee may determine to make grants of stock appreciation rights under the plan to participants containing such terms as the Compensation Committee may determine. The grant price of a stock appreciation right may not be less than the fair market value of the Company's common stock on the date of grant. In general, stock appreciation rights granted will become exercisable over a period determined by the Compensation Committee.

The availability of stock appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common stockholders. Plan participants will not pay any consideration for the common stock they receive, and thus the Company will receive no payment for the shares.

*Restricted Stock.*    A restricted stock grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Compensation Committee may determine to make grants of restricted stock under the plan to participants containing such terms as the Compensation Committee may determine. The Compensation Committee determines the period over which restricted stock granted to participants will vest. The Compensation Committee, in its discretion, may base its determination upon the achievement of specified financial objectives. Dividends made on restricted stock will not be paid with respect to any unvested restricted stock award and will be subject to achievement of any performance goals that apply to the restricted stock.

*Restricted Stock Units.*    A restricted stock unit is a notional share of the Company's common stock that entitles the grantee to receive a share of common stock upon the vesting of the restricted stock unit or, in the discretion of the Compensation Committee, cash equivalent to the value of a share of common stock. The Compensation Committee may determine to make grants of restricted stock units under the plan to participants containing such terms as the Compensation Committee may determine.

The Compensation Committee, in its discretion, may grant tandem dividend equivalent rights with respect to restricted stock units that entitle the holder to receive cash equal to any cash dividends made on common stock while the restricted stock units are outstanding. Dividend equivalents on restricted stock units will be subject to achievement of any performance goals that apply to the restricted stock units.

*Performance Awards.*    A performance award is a right to receive all or part of an award granted under the 2014 Plan based upon performance criteria specified by the Compensation Committee. The Compensation Committee will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of the Company's common stock or other awards or property, in the discretion of the Compensation Committee.

*Other Stock-Based Awards.*    The 2014 Plan permits the grant of stock awards. The terms, conditions and limitations of any stock award are determined by the Compensation Committee.

*Cash Awards.*    The 2014 Plan permits the grant of awards denominated in cash. The terms, conditions and limitations applicable to a cash award, including vesting or other restrictions, are determined by the Compensation Committee.

*Dividends and Dividend Equivalents.*    Rights to dividends are extended to and made part of any restricted stock award and dividend equivalents may be extended to and made part of any restricted stock unit or performance unit award, subject in each case to such terms, conditions and restrictions as the Compensation Committee may establish. No dividends or dividend equivalents may be paid, however, with respect to unvested stock awards, including stock awards subject to performance goals. Dividends or dividend equivalents with respect to unvested stock awards may, in the discretion of the Compensation Committee, be accumulated and paid to the participant at the time that such stock award vests.

*Termination of Employment.*    The treatment of an award under the 2014 Plan upon a termination of employment or service to the Company will be specified in the agreement controlling such award.

*Change in Control.*    In the event of a change in control (as defined in the 2014 Plan), the Compensation Committee may make such adjustments to awards or other provisions for the disposition of awards as it in good faith deems equitable and is authorized, in its discretion, (1) to provide for the assumption or continuation of an award covering, or the substitution of a new award with, marketable securities (as defined in the 2014 Plan) or other arrangement for an award or the assumption or substitution of the award, so long as such marketable securities have a value equal to the fair market value of the securities underlying such award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and if the transaction is a cash merger, provide for the termination of any portion of the award that remains unexercised at the time of such transaction, or (3) to cancel an award and to deliver to the participant cash in an amount that the Compensation Committee may determine in its sole discretion is equal to the fair market value of such award on the date of such event, which in the case of an option or SAR will be the excess (if any) of the fair market value of the common stock on the date over the exercise price of such award.

In the absence of an affirmative determination by the Compensation Committee, each outstanding award, including each performance award, will be assumed or substituted for marketable securities by such successor corporation or a parent or subsidiary of such successor corporation (the Successor Corporation) unless the Successor Corporation does not agree to assume or substitute the award for marketable securities, in which case the vesting of such award will accelerate to a date prior to the effective time of the change in control. The Compensation Committee does not have any obligation to treat all awards in the same manner, including awards of the same type held by similarly situated participants. In the case of non-employee directors only, any outstanding award held at the time of a change in control will automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

*Assignment of Interests Prohibited.*    Unless otherwise determined by the Compensation Committee and provided in the applicable award agreement, no award may be assigned or otherwise transferred except by will or the laws of descent and distribution or pursuant to a domestic relations order in a form acceptable to the Compensation Committee. Any attempted assignment of an award in violation of the 2014 Plan will be null and void.

*Restrictions.*    No payment or delivery of shares of common stock may be made unless the Company is satisfied that payment or delivery will comply with applicable laws and regulations. Certificates evidencing shares of common stock delivered under the 2014 Plan may be subject to stop transfer orders and other restrictions that the Compensation Committee deems advisable. The Compensation Committee may cause a legend or legends to be placed upon the certificates (if any) to make appropriate reference to these restrictions.

*Clawback.*    Any award under the 2014 Plan will be subject to recovery or clawback by the Company under any clawback policy adopted by the Company.

*Tax Withholding.*    The Company has the right to deduct taxes at the applicable rate from any award payment and withhold, at the time of delivery or vesting of an award, an appropriate amount of cash or number of shares of common stock for the payment of taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer of shares of the Company's common stock previously owned by the holder of the award.

*Unfunded Plan.*    The 2014 Plan is unfunded. Bookkeeping accounts that may be established for purposes of the 2014 Plan are used merely as a bookkeeping convenience. The Company is not required to segregate any assets for purposes of the 2014 Plan, and none of the Company, the Board or the Compensation Committee will be deemed to be a trustee of any benefit granted under the 2014 Plan. The Company's obligations under the 2014 Plan will be based solely on any contractual obligations that may be created by the 2014 Plan and the award agreements, and no such obligation will be deemed to be secured by any pledge or other encumbrance on the Company's property. None of the Company, the Board or the Compensation Committee will be required to give any security or bond for the performance of any obligation that may be created by the 2014 Plan.

**Certain U.S. Federal Income Tax Consequences**

The rules concerning the federal income tax consequences with respect to awards granted and to be granted pursuant to the 2014 Plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the U.S. federal income tax consequences as in effect as of the date hereof with respect to such grants and does not address issues relating to the income tax circumstances of any individual participant. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the United States, other than those individuals who are taxed on a residence basis in a foreign country.

*Incentive Stock Options.*    In general, an employee will not realize taxable income upon either the grant or the exercise of an incentive stock option and the Company will not realize an income tax deduction at either of such times. In general, however, for purposes of the alternative minimum tax, the excess of the fair market value of the shares of common stock acquired upon exercise of an incentive stock option (determined at the time of exercise) over the exercise price of the incentive stock option will be considered income. If the recipient was continuously employed from the date of grant until the date three months prior to the date of exercise and such recipient does not sell the shares of common stock received pursuant to the exercise of the incentive stock option within either (i) two years after the date of the grant of the incentive stock option, or (ii) one year after the date of exercise, a subsequent sale of such shares of common stock will result in long-term capital gain or loss to the recipient and will not result in a tax deduction to the Company.

If the recipient is not continuously employed from the date of grant until the date that is three months prior to the date of exercise or such recipient disposes of the shares of common stock acquired upon exercise of the incentive stock option within either of the time periods described in the immediately preceding paragraph, the recipient will generally realize as ordinary income an amount equal to the lesser of (i) the fair market value of such shares of common stock on the date of exercise over the exercise price, or (ii) the amount realized upon disposition over the exercise price. In such event, subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company generally will be entitled to an income tax deduction equal to the amount recognized as ordinary income. Any gain in excess of such amount realized by the recipient as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains (depending on the holding period).

*Nonqualified Stock Options.*    A recipient will not realize any taxable income upon the grant of a nonqualified stock option and the Company will not receive a deduction at the time of such grant unless such option has a readily ascertainable fair market value (as determined under applicable tax law) at the time of grant. Upon exercise of a nonqualified stock option, the recipient generally will realize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price. Upon a subsequent sale of such shares of common stock by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period of such shares of common stock. Subject to the limitations under Sections 162(m) and 280G of the Code (as described below), the Company will generally be allowed a deduction equal to the amount recognized by the recipient as ordinary income.

*Stock Appreciation Rights.*    An individual will not recognize any income upon receipt of a SAR, and the Company will not be entitled to a deduction for federal income tax purposes in the year of grant. Ordinary income will be realized by the holder at the time the SAR is exercised and cash or shares are transferred to the individual. The amount of such taxable income, in the case of a SAR, will be the difference, if any, between the grant price and the fair market value of the Company's common stock on the date of exercise.

*Restricted Stock.*    Individuals receiving restricted stock will not recognize any income upon receipt of the restricted stock. Ordinary income will be realized by the holder at the time that the restrictions on transfer are removed or have expired. The amount of ordinary income will be equal to the fair market value of the shares on the date that the restrictions on transfer are removed or have expired. The Company will be entitled to a deduction at the same time and in the same amount as the ordinary income the employee is deemed to have realized. However, no later than 30 days after an employee receives the restricted stock, the employee may elect to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of receipt. Provided that the election is made in a proper and timely manner, when the restrictions on the shares lapse, the employee will not recognize any additional income. If the employee forfeits the shares to the Company (e.g., upon the participant's termination prior to expiration of the restriction period), the employee may not claim a deduction with respect to the income recognized as a result of the election.

Generally, when an employee disposes of shares acquired under the 2014 Plan, the difference between the sales price and his or her basis in such shares will be treated as long- or short-term capital gain or loss depending upon the holding period for the shares.

*Restricted Stock Units.*    Employees who are granted restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, participants generally recognize ordinary income in an amount equal to the fair market value of the units at such time, and the Company will receive a corresponding deduction.

*Certain Other Tax Issues.*    In addition to the matters described above, (i) any entitlement to a tax deduction on the part of the Company is subject to applicable federal tax rules (including, without limitation, Section 162(m) of the Code which imposes a limitation on the deductibility of compensation paid to certain "covered employees" in excess of $1,000,000 per year), (ii) the exercise of an incentive stock option may have implications in the computation of alternative minimum taxable income, and (iii) if the exercisability or vesting of any award is accelerated because of a change in control, such award (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes. Officers and directors of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their awards.

*Code Section 409A.*    Section 409A of the Code generally provides that any deferred compensation arrangement must satisfy specific requirements, both in operation and in form, regarding (i) the timing of payment, (ii) election of deferrals and (iii) restrictions on the acceleration of payment. Failure to comply with Section 409A may result in the early taxation (plus interest) to the participant of deferred compensation and the imposition of a 20% tax on the participant of the deferred amounts included in the participant's income. The Company intends to structure awards under the 2014 Plan in a manner that is designed to be exempt from or comply with Section 409A.

## Plan Benefits

The terms and number of options or other awards to be granted in the future under the 2014 Plan will generally be determined in the discretion of the Compensation Committee. Because no such determinations regarding awards or grants have yet been made, the benefits or amounts that will be received by or allocated to the Company's executive officers or other eligible participants cannot be determined at this time; provided, however, it is expected that each continuing non-employee director will receive a grant of restricted stock units with a value of $190,000 (determined using a 10-day average stock price preceding the date of grant) and a grant of stock options with a value of $25,000 on the date of the 2023 Annual Meeting of Stockholders in accordance with the terms of our amended and restated non-employee director compensation program.

As of March 31, 2023, the closing price on Nasdaq of the Company's common stock was $6.37 per share.

The following table sets forth the aggregate number of shares subject to stock options and other stock awards that have been granted under the 2014 Plan to our named executive officers and the specified groups set forth below from the inception of the 2014 Plan through March 31, 2023 (whether or not outstanding, vested, or forfeited, as applicable):

| Name of Individual or Group | Number of Options Granted (#) | Number of Shares Subject to Stock Awards Granted (#) |
| --- | --- | --- |
| Daniel A. Peisert . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>President & Chief Executive Officer | 2,074,005 | 1,818,781 |
| Paul Schwichtenberg . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Senior Vice President & Chief Financial Officer | 601,272 | 569,372 |
| Ajay Patel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Senior Vice President & Chief Accounting Officer | 601,272 | 546,677 |
| All current executive officers as a group . . . . . . . . . . . . . . . . . . . . . | 3,877,821 | 3,436,768 |
| All current non-executive directors as a group . . . . . . . . . . . . . . . . . . | 62,032 | 1,020,828 |
| All current employees, including all current officers who are not<br>executive officers, as a group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 935,552 | 1,354,277 |

**SEC Registration**.   The Company intends to file with the U.S. Securities and Exchange Commission a registration statement on Form S-8 covering the new shares reserved for issuance under the 2014 Plan by the end of 2023.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2014 PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER.**

## PROPOSAL 3

### ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Our named executive officers are identified in the "Executive Compensation" section of this Proxy Statement. Pursuant to Section 14A of the Exchange Act, you are voting on a proposal, commonly known as a "say-on-pay" proposal, which gives our stockholders the opportunity to endorse or not endorse our named executive officer pay programs and policies through the following resolution:

**"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the narrative disclosures related to those tables."**

At our 2017 annual meeting of stockholders, we recommended, and our stockholders approved, unless we modify our policy (including after taking into account the outcome of Proposal 4), that we hold this non-binding, advisory vote on executive compensation on an annual basis, and therefore the next such vote will occur at our 2024 annual meeting of stockholders. The next required vote on frequency (after the frequency vote this year) will occur at our 2029 annual meeting of stockholders.

We believe that our executive compensation program is designed to attract, motivate and retain individuals with the skills required to achieve our business objectives. Our compensation strategy is to provide opportunities to incentivize and reward our named executive officers when they deliver defined performance results that are based on success in a diverse set of businesses. We also align the interests of our executives with those of our stockholders and our long-term interests through stock ownership. We believe that the compensation of our named executive officers for 2022 was appropriate and aligned with our performance results and strategic plan.

In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of the shares of our common stock, present online or by proxy and entitled to vote at the Annual Meeting. Because your vote is advisory, it will not be binding on our Board of Directors. However, our Board values the opinions that our stockholders express in their votes and will take into account the outcome of the vote when considering future executive compensation arrangements as it deems appropriate.

The Board of Directors recommends you vote FOR the advisory resolution approving the compensation of our named executive officers.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE NAMED EXECUTIVE OFFICER COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.**

## PROPOSAL 4

### ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Act and Section 14A of the Exchange Act enable our stockholders to indicate, every six years, how frequently they believe we should seek an advisory vote to approve the compensation of our named executive officers.

At the 2017 Annual Meeting, our stockholders indicated their preference that the Company solicit a non-binding, advisory approval of the compensation of our named executive officers annually. The Board has adopted a policy that is consistent with that preference.

As it has been six years since our stockholders last voted on the matter, we are again seeking an advisory, non-binding vote from our stockholders as to the frequency with which stockholders will have an opportunity to provide an advisory approval of our executive compensation program. Stockholders have the option of selecting a frequency of one, two or three years, or abstaining.

The Board believes that holding the advisory vote to approve named executive officer compensation annually will allow for timely and valuable feedback from stockholders on executive compensation matters. Gaining an understanding of the reasons behind an advisory vote for or against named executive officer compensation in a given year will require engagement with stockholders, and refining compensation programs warrants thoughtful deliberation and analysis. Accordingly, in order to ensure timely and frequent stockholder feedback, the Board recommends that you vote for the option of EVERY YEAR as the preferred frequency for the future advisory votes to approve the compensation of named executive officers.

As an advisory vote, the results of this vote will not be binding on the Board or the Company. However, the Board values the opinions of our stockholders, and will consider the outcome of this vote when determining the frequency of the future advisory votes to approve named executive officer compensation.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE OPTION OF "EVERY YEAR" AS THE PREFERRED FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS.**

**PROPOSAL 5**

**APPROVAL OF THE CHARTER AMENDMENT FOR OUR SUBSIDIARY ASSERTIO THERAPEUTICS, INC.**

**General Information**

On May 19, 2020, Assertio Therapeutics, Inc. (Therapeutics) implemented a holding company reorganization (the Holding Company Reorganization) pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the DGCL), through which Therapeutics became a subsidiary of Assertio Holdings, Inc. and, subsequently, Assertio Holdings, Inc. merged with Zyla Life Sciences ("Zyla") in a transaction we refer to as the "Zyla Merger." As a result of the Holding Company Reorganization, Therapeutics became a direct, wholly-owned subsidiary of Assertio Holdings, Inc, and Assertio Holdings, Inc. replaced Therapeutics as the public company trading on Nasdaq under the ticker symbol "ASRT".

As required by Section 251(g) of the DGCL, in connection with the Holding Company Reorganization, Therapeutics' Amended and Restated Certificate of Incorporation was further amended (as so amended and restated, the Therapeutics Charter) to provide that all acts or transactions involving Therapeutics, other than the election or removal of directors, that require the approval of the Company as Therapeutics' sole stockholder will also require the approval of the Company's stockholders by the same vote as is required by the DGCL and the Therapeutics Charter (the Pass-Through Voting Provision). Accordingly, the Pass-Through Voting Provision gives the Company's stockholders direct voting rights with respect to matters affecting Therapeutics that would otherwise only require the approval of the Company as Therapeutics' sole stockholder. Absent a provision like the Pass-Through Voting Provision, there is no general requirement under Delaware law that stockholders of a parent entity be given the right to vote on transactions involving the parent entity's wholly-owned subsidiaries.

The Board seeks approval from the Company's stockholders to amend the Therapeutics Charter to remove the Pass-Through Voting Provision. Among other things, the elimination of the Pass-Through Voting Provision would allow the Company, as Therapeutics' sole stockholder, to approve certain corporate acts relating to Therapeutics without the additional approval of the Company's stockholders. The Pass-Through Voting Provision, which will be removed from the Therapeutics Charter if the proposed amendment is approved, reads as follows:

> Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation requiring for its adoption the approval of the stockholders of the Corporation under this Certificate of Incorporation or the DGCL shall, in accordance with Section 251(g) of the DGCL, require, in addition, the approval of the stockholders of Assertio Holdings, Inc. (or any successor thereto by merger), by the same vote as is required by the DGCL and/or this Certificate of Incorporation.

A complete copy of the proposed amendment is attached to this proxy statement as Appendix C.

**Reasons for the Therapeutics Charter Amendment**

The removal of the Pass-Through Voting Provision will put the Company in the same position as most other public holding companies that operate through multiple subsidiaries. It is uncommon for the stockholders of such public holding companies to have direct voting rights as to matters that affect only subsidiaries of the holding company. By removing this requirement, the Company will gain the flexibility and efficiency currently realized by most other companies that operate under the same, or similar, structures.

Under Delaware law, certain acts, such as a change in domicile, the conversion of a wholly-owned subsidiary from a corporation into a limited liability company, a merger involving a wholly-owned subsidiary or an amendment to the certificate of incorporation of the subsidiary would require the approval of the parent corporation as the sole stockholder of the subsidiary, but would not normally require a vote of the stockholders of the parent corporation. However, if the Pass-Through Voting Provision were to be retained in the Therapeutics Charter, then such acts would require the approval of the Company's stockholders. For example, if stockholders approve this Proposal 5, the Company could convert Therapeutics from a corporation into a limited liability company in order to permit the Company to potentially utilize for tax purposes certain net operating losses that cannot be utilized by Therapeutics.

Obtaining the approval of the stockholders of a public corporation would significantly delay Therapeutics' ability to complete certain actions and increase their costs, including through scheduling a vote, whether at a regular annual stockholders meeting or at a special meeting, of the Company's stockholders. To avoid such delays and costs, and to provide maximum flexibility and efficiency under the Company's new holding company structure, the Company proposes to remove the Pass-Through Voting Provision from the Therapeutics Charter. Following the removal of the Pass-Through Voting Provision from the Therapeutics Charter, stockholders of the Company would continue to have the voting rights typically provided to stockholders of a public holding company by Delaware law.

**No Real Impact on Stockholder Rights**

Removing the Pass-Through Voting Provision from the Therapeutics Charter would have no effect on the right of stockholders of the Company to vote on matters relating to the Company, such as a merger or consolidation of the Company, a sale of all or substantially all of the Company's assets, or any other acts or transactions requiring the approval of the Company's stockholders under applicable law. If the proposed amendment is approved by the Company's stockholders and effected, then the Pass-Through Voting Provision would be removed from the Therapeutics Charter, and the Company would no longer be required to undertake the burdensome step of obtaining the additional approval of the Company's stockholders for acts or transactions by or involving Therapeutics as is currently required by the Pass-Through Voting Provision.

**Effective Date**

The Board of Directors of Therapeutics and the Company, as its sole stockholder, are expected to approve and declare advisable the Therapeutics Charter Amendment in accordance with Delaware law. If the Therapeutics Charter Amendment proposal is approved, Therapeutics is expected to file a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to be effective promptly following the Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE THERAPEUTICS CHARTER AMENDMENT.**

# PROPOSAL 6

## RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP ("Grant Thornton"), independent registered public accounting firm, to audit the Company's financial statements, management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company for the fiscal year ending December 31, 2023. The Audit Committee recommends that the stockholders vote for the ratification of such appointment. A representative of Grant Thornton is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the audit work of the independent registered public accounting firm. In addition, the Audit Committee considers the independence of the independent auditor and participates in the selection of the independent auditor's lead engagement partner. Grant Thornton has been the Company's independent registered public accounting firm since 2021. The Audit Committee considered a number of factors in determining whether to re-engage Grant Thornton as the Company's independent registered public accounting firm, including the length of time the firm has served in this role, the firm's professional qualifications and resources, the firm's past performance, and the firm's capabilities in handling the breadth and complexity of its business, as well as the potential impact of changing independent auditors. In accordance with standing policy and independence rules, Grant Thornton periodically changes the personnel who work on the audit. The Audit Committee believes that the continued retention of Grant Thornton as the Company's independent auditor is in the best interests of the Company and its stockholders.

Selection of the Company's independent registered public accounting firm is not required to be submitted to a vote of the stockholders of the Company for ratification. However, the Board is submitting this matter to the stockholders as a matter of good corporate practice. If the stockholders fail to vote on an advisory basis in favor of the appointment, the Audit Committee will reconsider whether to retain Grant Thornton LLP, and may retain that firm or another without re-submitting the matter to the Company's stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.**

# OTHER MATTERS

At the time of preparation of this Proxy Statement, neither the Board nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Virtual Annual Meeting and this Proxy Statement. If any other business should properly come before the Annual Meeting, or any adjournment or postponement thereof, the persons named in the proxy will vote on such matters according to their best judgment.

## Stockholders Sharing the Same Address

In accordance with notices previously sent to stockholders who hold their shares through a bank, broker or other holder of record (a street-name stockholder) and share a single address, only one annual report and proxy statement is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to conserve resources and reduce the Company's printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this Proxy Statement or accompanying Annual Report on Form 10-K may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at (224) 419-7106 or by mail at the address listed under "Form 10-K" below and the company will promptly deliver a separate copy of the Annual Report or Proxy Statement upon such request. The voting instruction sent to a street-name stockholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a stockholder who would like to make one of these requests should contact the Company as indicated above.

## Form 10-K

**The Company will mail without charge to any stockholder upon written request, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, including the financial statements, schedules and a list of exhibits. Requests should be sent to Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn: Investor Relations.**

## Stockholder Proposals

*Rule 14a-8 Stockholder Proposals.* Under the rules of the SEC, stockholders who wish to submit proposals for inclusion in the Proxy Statement for the 2024 Annual Meeting of Stockholders must submit such proposals so as to be received by the Company at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, no later than the close of business (5:00 p.m. Central Time) on December 5, 2023, or as otherwise permitted by applicable law. Such proposals must comply with all other requirements of Rule 14a-8 of the Exchange Act.

*Advance Notice Provisions.* The Company's Bylaws, as amended, currently provide that advance notice of a stockholder's proposal (including a director nomination) other than a proposal submitted under Rule 14a-8 must be delivered to the Corporate Secretary of the Company at the Company's principal executive offices not earlier than the close of business on the 150th day, and not later than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. However, the Bylaws also provide that in the event that no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the previous year's annual meeting, this advance notice must be delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Therefore, unless the date of the 2024 Annual Meeting is advanced by more than 30 days or delayed by more than 30 days after the anniversary of the 2023 Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8) must be received by the Corporate Secretary of the Company not earlier than December 12, 2023 and not later than the close of business on January 11, 2024. Each stockholder's notice must comply with the requirements of the Company's Bylaws (which includes the timing and information required under Rule 14a-19 of the Exchange Act). A copy of the full text of the provisions of the Company's Bylaws dealing with stockholder nominations and proposals is available to stockholders from the Company's Investor Relations Department upon written request. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate.

We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Additionally, any stockholder seeking to recommend a director candidate or any director candidate who wishes to be considered by the Nominating and Governance Committee, the committee that recommends a slate of nominees to the Board for election at each annual meeting, must provide the Corporate Secretary of the Company with all information relating to such nominee that is required to be disclosed in proxy statements pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected). The Nominating and Governance Committee will consider all director candidates who comply with these requirements.

Lake Forest, Illinois
April 3, 2023

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Daniel A. Peisert

Daniel A. Peisert

President and Chief Executive Officer

(This page has been left blank intentionally.)

## RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP EBITDA AND ADJUSTED EBITDA
### (in thousands)
### (unaudited)

| | Twelve months ended December 31, | | Financial Statement Classification |
|---|---|---|---|
| | 2022 | 2021 | |
| **GAAP Net Income (Loss)** . . . . . . . . | $109,625 | $ (1,281) | |
| Interest expense . . . . . . . . . . . . . | 7,961 | 10,220 | Interest expense |
| Income tax expense (benefit) . . . . . | (78,459) | 728 | Income tax benefit (expense) |
| Depreciation expense . . . . . . . . . . | 787 | 963 | Selling, general and administrative expenses |
| Amortization of intangible assets . . | 32,608 | 28,114 | Amortization of intangible assets |
| **EBITDA (Non-GAAP)** . . . . . . . . . . . | **72,522** | **38,744** | |
| Adjustments: | | | |
| Legacy product reserves[1] . . . . . | 1,290 | 985 | Other revenue |
| Stock-based compensation . . . . . | 7,504 | 3,545 | Selling, general and administrative expenses |
| Contingent consideration fair value change[2] . . . . . . . . . . . . | 18,687 | 3,914 | Fair value of contingent consideration |
| Restructuring cost . . . . . . . . . . . | — | 1,089 | Restructuring charges |
| Other[3] . . . . . . . . . . . . . . . . . | 1,592 | 554 | Multiple |
| **Adjusted EBITDA (Non-GAAP)** . . . . | **$101,595** | **$48,831** | |

(1) Represents removal of the impact of revenue adjustment to reserves for product sales allowances (gross-to-net sales allowances) estimates related to previously divested products.

(2) The fair value of the contingent consideration is remeasured each reporting period, with changes in the fair value resulting from changes in the underlying inputs being recognized as operating expenses until the contingent consideration arrangement is settled.

(3) Other for the twelve months ended December 31, 2022 represents the following adjustments: (i) amortization of inventory step-up recognized in Cost of sales related acquired inventories sold of $0.8 million, (ii) loss recognized in Other (loss) gain related to the fair value adjustment of the derivative liability associated with the embedded conversion feature of the 2027 Convertible Notes of $0.3 million, (iii) gain recognized in Other (loss) gain on debt extinguishment associated with the Royalty Rights obligation of $1.0 million, and (iv) loss recognized in Other (loss) gain for the expected credit loss reserve on the NES investment of $1.6 million.

Other for the twelve months ended December 31, 2021 represents amortization of inventory step-up recognized in Cost of sales related to acquired inventories sold.

## Non-GAAP Financial Measures

To supplement the Company's financial results presented on a U.S. generally accepted accounting principles ("GAAP") basis, the Company has included information about non-GAAP measure of adjusted EBITDA as a useful operating metric. The Company believes that the presentation of this non-GAAP financial measure, when viewed with results under GAAP and the accompanying reconciliation, provides supplementary information to analysts, investors, lenders, and the Company's management in assessing the Company's performance and results from period to period. The Company uses this non-GAAP measure internally to understand, manage and evaluate the Company's performance. This non-GAAP financial measure should be considered in addition to, and not a substitute for, or superior to, net income or other financial measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, non-GAAP measures used by other companies.

**Specified Items**

Non-GAAP measures presented within this Proxy Statement exclude specified items. The Company considers specified items to be significant income/expense items not indicative of current operations. Specified items include adjustments to interest expense, income tax expense (benefit), depreciation expense, amortization expense, sales reserves adjustments for products the Company is no longer selling, stock-based compensation expense, fair value adjustments to contingent consideration or derivative liability, restructuring costs, amortization of fair value inventory step-up as result of purchase accounting, transaction-related costs, gains or losses from adjustments to long-lived assets and assets not part of current operations, gains or losses resulting from debt refinancing or extinguishment and gains or losses resulting from expected credit loss reserve.

## ASSERTIO HOLDINGS, INC.
## AMENDED AND RESTATED
## 2014 OMNIBUS INCENTIVE PLAN

1.  *Plan*.   Assertio Holdings, Inc., a Delaware corporation (the "**Company**"), originally established the 2014 Omnibus Incentive Plan (the "**Original Plan**"), effective as of February 19, 2014 (the "**Effective Date**"). The Original Plan was most recently amended and restated in its entirety effective May 4, 2022 in connection with the Company's 2022 annual meeting of stockholders. The Original Plan, as amended and restated through May 4, 2022, is hereby further amended and restated in its entirety (as amended and restated, the "**Plan**"). This Plan shall continue in effect through May 4, 2029 unless sooner terminated by action of the Board of Directors of the Company.

2.  *Objectives*.   This Plan is designed to attract and retain employees and consultants of the Company and its Subsidiaries (as defined herein), to attract and retain qualified non-employee directors of the Company, to encourage the sense of proprietorship of such employees, consultants and directors and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants (as defined herein) with a proprietary interest in the growth and performance of the Company and its Subsidiaries.

3.  *Definitions*.   As used herein, the terms set forth below shall have the following respective meanings:

"**Affiliate**" means an entity controlling, controlled by, or under common control with, the Company.

"**Authorized Officer**" means the Chairman of the Board, the Chief Executive Officer of the Company (or any other senior officer of the Company to whom any of such individuals shall delegate the authority to execute any Award Agreement).

"**Award**" means the grant of any Option, Stock Appreciation Right, Stock Award, or Cash Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions, and limitations as the Committee may establish in accordance with the objectives of this Plan.

"**Award Agreement**" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made effective without execution. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

"**Board**" means the Board of Directors of the Company.

"**Cash Award**" means an Award denominated in cash.

"**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)   the consummation of any merger, consolidation or similar transaction involving the Company ("Merger"), if following such Merger the holders of the Company's outstanding voting securities immediately prior to such Merger do not own a majority of the outstanding voting securities of the surviving corporation in approximately the same proportion as before such Merger (and in such event, excluding the ownership of any person (or any other person acting in concert with such person) whose ownership percentage increased as a result of such Merger);

(ii)   the consummation of any sale, lease, exchange, exclusive license or other transfer in one transaction or a series of related transactions of all or substantially all of the Company's assets, other than a transfer of the Company's assets to a majority-owned subsidiary of the Company or any other entity the majority of whose voting power is held by the shareholders of the Company in approximately the same proportion as before such transaction;

(iii)   the liquidation or dissolution of the Company;

(iv)   the acquisition by a person, as defined in Section 3(a)(9) of the Exchange Act, and including a group of persons within the meaning of Section 13(d)(3) of the Exchange Act, of a majority or more of the Company's outstanding voting securities (whether directly or indirectly, beneficially or of record); or

(v)   such other transaction as may be determined by the Board in good faith to constitute a change in control either (A) of the ownership or effective control of the voting securities of the Company or (B) of all or substantially all of the assets or the business of the Company.

Ownership of voting securities shall take into account and shall include ownership as determined by applying Rule 13d-3(d)(1)(i) (or any successor thereto) pursuant to the Exchange Act. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control" of the Company or change in the "ownership of a substantial portion of the assets" of the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means the Compensation Committee of the Board, and any successor committee thereto or such other committee of the Board as may be designated by the Board to administer this Plan in whole or in part including any subcommittee of the Committee or such other committee as designated by the Board.

"**Common Stock**" means the Common Stock, par value $0.0001, of the Company.

"**Company**" means Assertio Holdings, Inc., a Delaware corporation, or any successor thereto.

"**Consultant**" means an individual providing services to the Company or any of its Subsidiaries, other than an Employee or a Director, and an individual who has agreed to become a consultant of the Company or any of its Subsidiaries and actually becomes such a consultant following such date of agreement.

"**Consultant Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Consultant pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Covered Employee**" means any Employee who is or may be a "covered employee," as defined in Code Section 162(m).

"**Director**" means an individual serving as a member of the Board who is not an Employee or a Consultant and an individual who has agreed to become a director of the Company or any of its Subsidiaries and actually becomes such a director following such date of agreement.

"**Director Award**" means the grant of any Award (other than an Incentive Stock Option), whether granted singly, in combination, or in tandem, to a Participant who is a Director pursuant to such applicable terms, conditions, and limitations established by the Board.

"**Disability**" means (1) if the Participant is an Employee, a disability that entitles the Employee to benefits under the Company's long-term disability plan, as may be in effect from time to time, as determined by the plan administrator of the long-term disability plan or (2) if the Participant is a Director or a Consultant, a disability whereby the Director or Consultant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. Notwithstanding the foregoing, if an Award is subject to Code Section 409A, the definition of Disability shall conform to the requirements of Treasury Regulation § 1.409A-3(i)(4)(i).

"**Dividend Equivalents**" means, in the case of Restricted Stock Units or Performance Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period or performance period, as applicable, on a like number of shares of Common Stock that are subject to the Award.

"**Employee**" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee following such date of agreement.

"**Employee Award**" means the grant of any Award, whether granted singly, in combination, or in tandem, to an Employee pursuant to such applicable terms, conditions, and limitations established by the Committee.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

"**Exercise Price**" means the price at which a Participant may exercise his right to receive cash or Common Stock, as applicable, under the terms of an Award.

"**Fair Market Value**" of a share of Common Stock means, as of a particular date, (1) if shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (2) if the Common Stock is not so listed, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system, (3) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Committee for such purpose, or (4) if none of the above are applicable, the Fair Market Value of a share of Common Stock as determined in good faith by the Committee. This definition of "Fair Market Value" may also be applied to Marketable Securities, in which case this definition shall mean (1) the closing sales price per share of such Marketable Securities on the consolidated transaction reporting system for the principal national securities exchange or other established securities exchange on which shares of such Marketable Securities are listed on that date, or, if there shall have been no such sale as reported on that date, on the last preceding date on which such a sale was so reported, or (2) if the sales price is not so reported, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system.

"**Grant Date**" means the date an Award is granted to a Participant pursuant to this Plan.

"**Incentive Stock Option**" means an Option that is intended to comply with the requirements set forth in Code Section 422.

"**Marketable Securities**" means a class of equity securities actively traded on an established securities exchange.

"**Nonqualified Stock Option**" means an Option that is not intended to comply with the requirements set forth in Code Section 422.

"**Option**" means a right to purchase a specified number of shares of Common Stock at a specified Exercise Price, which is either an Incentive Stock Option or a Nonqualified Stock Option.

"**Participant**" means an Employee, Consultant or Director to whom an Award has been made under this Plan.

"**Performance Award**" means an Award made pursuant to this Plan to a Participant which is subject to the attainment of one or more Performance Goals.

"**Performance Goal**" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

"**Performance Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash, the value of which at the time it is settled is determined as a function of the extent to which established performance criteria have been satisfied.

"**Performance Unit Award**" means an Award in the form of Performance Units.

"**Prior Plan**" means the 2004 Equity Incentive Plan of Assertio Therapeutics, Inc.

"**Qualified Performance Awards**" has the meaning set forth in Section 8(a)(vii)(B).

"**Restricted Stock**" means a share of Common Stock that is restricted or subject to forfeiture provisions.

"**Restricted Stock Award**" means an Award that results in the issuance of Restricted Stock on the Grant Date.

"**Restricted Stock Unit**" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash that is restricted or subject to forfeiture provisions.

"**Restricted Stock Unit Award**" means an Award in the form of Restricted Stock Units.

"**Restriction Period**" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to this Plan and ending as of the date upon which such Award is no longer restricted or subject to forfeiture provisions.

"**Stock Appreciation Right**" or "**SAR**" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the right is exercised over a specified Exercise Price.

"**Stock Award**" means an Award in the form of shares of Common Stock, including a Restricted Stock Award, and a Restricted Stock Unit Award or Performance Unit Award that may be settled in shares of Common Stock, and excluding Options and SARs.

"**Stock-Based Award Limitations**" has the meaning set forth in Section 5.

"**Subsidiary**" means (1) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation, and (2) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting power of such business entity (whether in the form of partnership interests, membership interests or otherwise) or serves, directly or indirectly as the general partner (in the case of a limited partnership), the manager (in the case of a limited liability company) or in a comparable role (in the case of another form of business entity).

4. *Eligibility*.

(a) *Employees.* All Employees are eligible for Employee Awards under this Plan, *provided, however*, that if the Committee makes an Employee Award to an individual whom it expects to become an Employee following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming an Employee.

(b) *Consultants.* All Consultants are eligible for Consultant Awards under this Plan, *provided, however*, that if the Committee makes a Consultant Award to an individual whom it expects to become a Consultant following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Consultant.

(c) *Directors.* All Directors are eligible for Director Awards under this Plan, *provided, however*, that if the Board makes a Director Award to an individual whom it expects to become a Director following the Grant Date of such Award, such Award shall be subject to (among other terms and conditions) the individual actually becoming a Director.

The Committee (or the Board, in the case of Director Awards) shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Employees, Consultants or Directors who are to be granted Awards under this Plan.

5. ***Common Stock Available for Awards***.   Subject to the provisions of Section 15 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate of 16,477,500 shares of Common Stock (the "**Maximum Share Limit**"), all of which shall be available for Incentive Stock Options. Each Stock Award granted under this Plan shall be counted against the Maximum Share Limit as 1.11 shares of Common Stock; each Option and SAR shall be counted against the Maximum Share Limit as 1 share of Common Stock.

Awards settled in cash shall not reduce the Maximum Share Limit under the Plan. If an Award expires or is terminated, cancelled or forfeited, the shares of Common Stock associated with the expired, terminated, cancelled or forfeited Award shall again be available for Awards under the Plan, and the Maximum Share Limit shall be increased by the same amount as such shares were counted against the Maximum Share Limit (*i.e.*, increased by 1.11 shares of Common Stock, if a Stock Award, and 1 share of Common Stock, if an Option or SAR). Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of minimum withholding taxes related to the vesting or settlement of an Award other than Options or SARs shall become available again for Awards under the Plan. The following shares of Common Stock shall not become available again for Awards under the Plan:

(i)    Shares of Common Stock that are tendered by a Participant or withheld (1) as full or partial payment of minimum withholding taxes related to the exercise or settlement of Options or SARs, (2) as payment for the Exercise Price of an Option or SAR or (3) in connection with the settlement of an SAR;

(ii)    Shares of Common Stock repurchased on the open market with the proceeds of an Exercise Price of an Option or SAR; and

(iii)    Shares of Common Stock reserved for issuance upon grant of an SAR, to the extent the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon exercise or settlement of such SAR.

The foregoing notwithstanding, subject to applicable stock exchange listing requirements, the Maximum Share Limit shall not be reduced by (x) shares of Common Stock issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company and (y) available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) and such shares shall be available for Awards under the Plan.

The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Awards made hereunder:

(a)    No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 2,000,000 shares of Common Stock;

(b)    No Employee may be granted during any calendar year Qualified Performance Awards that are Stock Awards covering or relating to more than 2,000,000 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "**Stock-Based Award Limitations**"); and

(c)    No Employee may be granted during any calendar year Qualified Performance Awards that are (1) Cash Awards or (2) Restricted Stock Unit Awards or Performance Unit Awards that may be settled solely in cash having a value determined on the Grant Date in excess of $5,000,000.

Shares delivered by the Company in settlement of Awards may be authorized and unissued shares of Common Stock, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase or any combination of the foregoing.

6. *Administration*.

(a) *Authority of the Committee.* Except as otherwise provided in this Plan with respect to actions or determinations by the Board, this Plan shall be administered by the Committee; *provided, however*, that (i) any and all members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock; (ii) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); and (iii) any Award intended to qualify for the "performance-based compensation" exception under Code Section 162(m) shall be granted only if the Committee is comprised solely of two or more "outside directors" within the meaning of Code Section l62(m) and regulations pursuant thereto. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. Subject to Section 6(c) hereof, the Committee may, in its discretion, (x) provide for the extension of the exercisability of an Award, or (y) in the event of death, Disability, retirement or Change in Control, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is, in either case, (1) not materially adverse to the Participant to whom such Award was granted, (2) consented to by such Participant or (3) authorized by Section 15(c) hereof; *provided, however*, that except as expressly provided in Section 8(a)(i) or 8(a)(ii) hereof, no such action shall permit the term of any Option or SAR to be greater than 10 years from its Grant Date. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further this Plan's purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Board shall have the same powers as the Committee with respect to Director Awards.

(b) *Indemnity.* No member of the Board or the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Section 7 of this Plan shall be liable for anything done or omitted to be done by him, by any member of the Board or the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his own willful misconduct or as expressly provided by statute.

(c) *Prohibition on Repricing of Awards.* Subject to the provisions of Section 15 hereof, the terms of outstanding Award Agreements may not be amended without the approval of the Company's shareholders so as to (i) reduce the Exercise Price of any outstanding Options or SARs or (ii) cancel any outstanding Options or SARs in exchange for cash or other Awards (including substitutions and cash buyouts), or Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs.

(d) *Minimum Vesting Provisions*. Notwithstanding anything herein to the contrary, Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one- year anniversary of the date of grant, except that the Committee (or the Board, as applicable) may provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change in Control. Notwithstanding the foregoing, up to 5% of the aggregate number of shares of Common Stock subject to the Maximum Share Limit may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Committee (or the Board) determines appropriate.

7. **Delegation of Authority**. The Committee may delegate any of its authority to grant Awards to Employees who are not subject to Section 16(b) of the Exchange Act and Consultants, subject to Section 6(a) above, to the Board or to any other committee of the Board, provided such delegation is made in writing

and specifically sets forth such delegated authority. The Committee may also delegate to an Authorized Officer authority to execute on behalf of the Company any Award Agreement. The Committee and the Board, as applicable, may engage or authorize the engagement of a third party administrator to carry out administrative functions under this Plan. Any such delegation hereunder shall only be made to the extent permitted by applicable law.

8. ***Employee Awards***.

(a)    Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee, in its sole discretion, and, if required by the Committee, shall be signed by the Participant to whom the Award is granted and by an Authorized Officer for and on behalf of the Company. Awards may consist of those listed in this Section 8(a) hereof and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Company or any of its Subsidiaries, including the plan of any acquired entity; *provided, however*, that, except as contemplated in Section 15 hereof, no Option or SAR may be issued in exchange for the cancellation of an Option or SAR with a higher Exercise Price nor may the Exercise Price of any Option or SAR be reduced. All or part of an Award may be subject to conditions established by the Committee. Upon the termination of employment by a Participant who is an Employee, any unexercised, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement or in any other written agreement the Company has entered into with the Participant.

(i)    *Options.*    An Employee Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of either an Incentive Stock Option or a Nonqualified Stock Option. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The term of an Option shall not exceed 10 years from the Grant Date; *provided, however*, if the term of a Nonqualified Option (but not an Incentive Option) expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such Nonqualified Option shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Option, including, but not limited to, the term of any Option and the date or dates upon which the Option becomes vested and exercisable, shall be determined by the Committee.

(ii)    *Stock Appreciation Rights.*    An Employee Award may be in the form of an SAR. The Exercise Price for an SAR shall not be less than the Fair Market Value of the Common Stock on the Grant Date, subject to adjustment as provided in Section 15 hereof. The holder of a tandem SAR may elect to exercise either the Option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date; *provided, however*, if the term of an SAR expires when trading in the Common Stock is prohibited by law or the Company's insider trading policy, then the term of such SAR shall expire on the 30th day after the expiration of such prohibition. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SAR, including, but not limited to, the term of any SAR and the date or dates upon which the SAR becomes vested and exercisable, shall be determined by the Committee.

(iii)    *Stock Awards.*    An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee, and subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in this Section 8(a) hereof.

(iv)    *Restricted Stock Unit Awards.*    An Employee Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period, shall be determined by the Committee. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle Restricted

Stock Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the vested Restricted Stock Units. Unless otherwise specified by the Committee with respect to a specific Award, Restricted Stock Unit awards shall be settled in shares of Common Stock.

(v) *Performance Unit Awards.* An Employee Award may be in the form of a Performance Unit Award. Each Performance Unit shall have an initial value that is established by the Committee on the Grant Date. Subject to the terms of this Plan, after the applicable performance period has ended, the Participant shall be entitled to receive settlement of the value and number of Performance Units earned by the Participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. Settlement of earned Performance Units shall be as determined by the Committee and as evidenced in an Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle earned Performance Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the earned Performance Units as soon as practicable after the end of the performance period and following the Committee's determination of actual performance against the performance measures and related goals established by the Committee.

(vi) *Cash Awards.* An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to a Cash Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee.

(vii) *Performance Awards.* Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(A) *Nonqualified Performance Awards.* Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B) *Qualified Performance Awards.* Performance Awards granted to Employees under this Plan that are intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (1) 90 days after the commencement of the period of service to which the Performance Goal relates and (2) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. One or more of such goals may apply to the Employee, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal shall include one or more of the following: (1) earnings per share; (2) net order dollars; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) net profit dollars; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization, or EBITDA; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) total shareholder return; (20) debt reduction; (21) net profit growth; (22) operating income; (23) internal rate of return; (24) safety; (25) net revenue dollars; (26) capital efficiency; (27) revenue growth (including revenue growth by product); (28) growth in product sales (including as measured by prescriptions for one or more pharmaceutical products); and (29) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Russell 3000 Stock Index or a group of comparable companies.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Qualified Performance Awards, it is the intent of this Plan to conform with the standards of Code Section 162(m) and Treasury Regulation § 1.162-27(e)(2)(i), as to grants to Covered Employees and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to Qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. For this purpose, approved minutes of the Committee meeting in which the certification is made shall be treated as such written certification. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee. The Committee may provide in any such Performance Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) ation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) unusual or nonrecurring items as described in Accounting Standards Codification (ASC) No. 225 (or any successor thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, (g) foreign exchange gains and losses and (h) settlement of hedging activities.

(C) *Adjustment of Performance Awards.* Awards that are intended to be Qualified Performance Awards may not be adjusted upward. The Committee may retain the discretion to adjust such Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

9. ***Consultant and Director Awards***.

(a) *Consultant Awards.* The Committee has the sole authority to grant Consultant Awards from time to time in accordance with this Section 9(a). Consultant Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Consultant Award shall be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee, in its sole discretion.

(b) *Director Awards.* The Board has the sole authority to grant Director Awards from time to time in accordance with this Section 9(b). Director Awards may consist of the forms of Award described in Section 8, with the exception of Incentive Stock Options, may be granted singly, in combination, or in tandem and shall be granted subject to such terms and conditions as specified in Section 8. Each Director Award may, in the discretion of the Board, be embodied in an Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board, in its sole discretion. Notwithstanding anything herein to the contrary, the aggregate number of shares of Common Stock subject to Director Awards granted under this Plan during any calendar year to any one Director shall not exceed that number of shares having a Fair Market Value on the date of grant equal to $600,000.

10. ***Award Payment; Dividends and Dividend Equivalents***.

(a) *General.* Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee (or the Board, in the case of Director Awards) shall determine, including, but not limited to, in the case of Common Stock, restrictions on transfer and forfeiture provisions. For a Restricted Stock Award, the certificates evidencing the shares of such Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. For a Restricted Stock Unit Award that may be settled in shares of Common Stock, the shares of Common Stock that may be issued at the end of the Restriction Period shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) *Dividends and Dividend Equivalents.* Rights to (1) dividends will be extended to and made part of any Restricted Stock Award and (2) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit Award and Performance Unit Award, subject in each case to such terms, conditions and restrictions as the Committee may establish; *provided, however*, that no such dividends or Dividend Equivalents shall be paid with respect to unvested Stock Awards, including Stock Awards subject to Performance Goals. Dividends or Dividend Equivalents paid with respect to unvested Stock Awards may, in the discretion of the Committee, be accumulated and paid to the Participant at the time that such Stock Award vests. Dividends and/or Dividend Equivalents shall not be made part of any Options or SARs.

11. *Option Exercise.* The Exercise Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the Participant, the Participant may purchase such shares by means of the Company withholding shares of Common Stock otherwise deliverable on exercise of the Award or tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock or other Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award, and for the avoidance of doubt, so long as the shares of Common Stock are publicly traded and unless the Committee specifically determines otherwise, an Option may be exercised using consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of a Participant or sells shares of Common Stock on behalf of a Participant (a "**Cashless Exercise Procedure**"), *provided, however*, that no officer or director may participate in that Cashless Exercise Procedure to the extent prohibited by applicable law. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section 11.

12. *Taxes.* The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of required withholding taxes or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes including a requirement that a Participant pay in cash an amount sufficient to satisfy any required withholding amount; *provided, however*, that in the event in the Committee's sole discretion share withholding is permitted, the number of shares of Common Stock withheld for payment of required withholding taxes must equal no more than the required minimum withholding taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. *Amendment, Modification, Suspension or Termination.* The Board may amend, modify, suspend or terminate this Plan (and the Committee may amend an Award Agreement) for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (1) no amendment or alteration that would materially adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (2) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent shareholder approval is otherwise required by applicable legal requirements or the requirements of the securities exchange on which the Company's stock is listed, including any amendment that expands the types of Awards available under this Plan, materially increases the number of shares of Common Stock available for Awards under this Plan, materially expands the classes of persons eligible for Awards under this

Plan, materially extends the term of this Plan, materially changes the method of determining the Exercise Price of Options, or deletes or limits any provisions of this Plan that prohibit the repricing of Options or SARs.

14. *Assignability*.   Unless otherwise determined by the Committee (or the Board in the case of Director Awards) or expressly provided for in an Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except (1) by will or the laws of descent and distribution or (2) pursuant to a domestic relations order issued by a court of competent jurisdiction that is not contrary to the terms and conditions of this Plan or applicable Award and in a form acceptable to the Committee. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 14 shall be null and void. Notwithstanding the foregoing, no Award may be transferred for value or consideration.

15. *Adjustments*.

(a)    The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)    In the event of any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any outstanding Award without receipt of consideration by the Company through merger, reorganization, recapitalization, reincorporation, combination, exchange of shares, change in corporate structure, subdivision, consolidation or other similar equity restructuring transaction (as that term is used in ASC Topic 718 (or any successor thereto)) affecting outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock, dividend in property other than cash, large non-recurring cash dividend, liquidating dividend, stock split or reverse stock split, then (1) the number of shares of Common Stock reserved under this Plan, (2) the number of shares of Common Stock covered by outstanding Awards in the form of Common Stock or units denominated in Common Stock, (3) the Exercise Price or other price in respect of such Awards, (4) the Stock-Based Award Limitations, and (5) the appropriate Fair Market Value and other price determinations for such Awards shall each be proportionately adjusted by the Committee as appropriate to reflect such transaction. Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a transaction falling within the scope of this Section 15(b).

(c)    In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation, dissolution, or other transaction or series of related transactions having a result similar to any of the above, including but not limited to a transaction or series of related transactions that constitutes a Change in Control, the Committee may make such adjustments to Awards or other provisions for the disposition of Awards as it in good faith deems equitable, and shall be authorized, in its discretion, (1) to provide for the assumption or continuation of an Award covering, or the substitution of a new Award with, Marketable Securities or other arrangement (which, if applicable, may be exercisable for such Marketable Securities as the Committee determines) for an Award or the assumption or substitution of the Award, regardless of whether in a transaction to which Code Section 424(a) applies, so long as such Marketable Securities have a value equal to the Fair Market Value of the securities underlying such Award (less any exercise price, if applicable), (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (3) to cancel an Award and to deliver to the Participant cash in an amount that the Committee shall determine in its sole discretion is equal to the Fair Market Value of such Award on the date of such event, which in the case of an Option or Stock Appreciation Right shall be the excess (if any) of the Fair Market Value of Common Stock on such date over the Exercise Price of such Award. In the absence of an affirmative determination by the Committee, each outstanding Award, including each Performance Award, will be assumed or substituted for Marketable Securities by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume or substitute the Award for Marketable Securities, in which case the vesting of such Award shall accelerate in its entirety (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of the Change in Control as the Committee will determine (or, if the Committee will not determine such a date, to the date that is five days prior to the effective time of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective. The Committee shall not have any obligation to treat all Awards in the same manner, including Awards of the same type held by similarly situated Participants.

(d)    With respect to any Award held by a Director at the time of a Change in Control, such Award shall automatically accelerate and become fully vested immediately prior to the effective time of such transaction(s).

(e)    No adjustment or substitution pursuant to this Section 15 shall be made in a manner that results in noncompliance with the requirements of Code Section 409A, to the extent applicable.

16.    *Restrictions*.    No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17.    *Unfunded Plan*.    This Plan is unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan. With respect to this Plan and any Awards granted hereunder, Participants are general and unsecured creditors of the Company and have no rights or claims except as otherwise provided in this Plan or any applicable Award Agreement.

18.    *Code Section 409A*.

(a)    Awards made under this Plan are intended to comply with or be exempt from Code Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Code Section 409A. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an additional tax under Code Section 409A, that Plan provision or Award shall be reformed, to the extent permissible under Code Section 409A, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant's rights to an Award.

(b)    Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit Award, Performance Unit Award or Cash Award (or portion thereof if the Award is subject to a vesting schedule) shall be settled no later than the 15th day of the third month after the end of the first calendar year in which the Award (or such portion thereof) is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee determines that a Restricted Stock Unit Award, Performance Unit Award or Cash Award is intended to be subject to Code Section 409A, the applicable Award Agreement shall include terms that are designed to satisfy the requirements of Code Section 409A.

(c) If the Participant is identified by the Company as a "specified employee" within the meaning of Code Section 409A(a)(2)(B)(i) on the date on which the Participant has a "separation from service" (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Code Section 409A shall be paid or settled on the earliest of (1) the first business day following the expiration of six months from the Participant's separation from service, (2) the date of the Participant's death, or (3) such earlier date as complies with the requirements of Code Section 409A.

19. ***Awards to Foreign Nationals and Employees Outside the United States***.   The Committee may, without amending this Plan, (1) establish special rules applicable to Awards granted to Participants who are foreign nationals, are employed or otherwise providing services outside the United States, or both, including rules that differ from those set forth in this Plan, and (2) grant Awards to such Participants in accordance with those rules.

20. ***Governing Law***.   This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to that state's conflict of laws rules.

21. ***Right to Continued Service or Employment***.   Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment or other service relationship with the Company or its Subsidiaries at any time, nor confer upon any Participant any right to continue in the capacity in which he is employed or otherwise serves the Company or its Subsidiaries.

22. ***Clawback Right***.   Notwithstanding any other provisions in this Plan, any Award shall be subject to recovery or clawback by the Company under any clawback policy adopted by the Company whether before or after the date of grant of the Award.

23. ***Usage***.   Words used in this Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine or neuter genders.

24. ***Headings***.   The headings in this Plan are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Plan.

25. ***Effectiveness***.   The Original Plan, as approved by the Board on February 19, 2014, became effective as of the Effective Date. This Plan, as amended and restated herein, shall continue in effect through May 4, 2029, unless earlier terminated by action of the Board. The shareholders of the Company approved the Original Plan on May 20, 2014. As of the date of shareholder approval of the Original Plan, no further awards shall be made under the Prior Plan, *provided, however*, that any and all outstanding awards granted under the Prior Plan shall continue to be outstanding and shall be subject to the terms of the Prior Plan as are in effect as of the Effective Date.

(This page has been left blank intentionally.)

**CERTIFICATE OF AMENDMENT**
**TO**
**THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
**OF**
**ASSERTIO THERAPEUTICS, INC.**

Assertio Therapeutics, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

1. The name of the Corporation is Assertio Therapeutics, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (the "Secretary") on July 18, 2018. The original Certificate of Incorporation of the Corporation was amended and restated (as so amended and restated, the "Amended and Restated Certificate of Incorporation") and filed with the Secretary on May 19, 2020 in connection with and attached as Exhibit A to the Certificate of Merger of Alligator Merger Sub, Inc. with and into the Corporation filed with the Secretary on the even date thereof.

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly authorized and adopted by the Corporation's Board of Directors and sole stockholder in accordance with Section 242 and Section 228 of the DGCL and by the stockholders of Assertio Holdings, Inc. in accordance with the terms of Article X of the Amended and Restated Certificate of Incorporation as in effect immediately prior to the effective time of this Certificate of Amendment, and amends provisions of the Amended and Restated Certificate of Incorporation.

3. The Amended and Restated Certificate of Incorporation is hereby amended by deleting Article X in its entirety, which is of no further force or effect.

4. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective immediately upon filing with the Secretary of State of the State of Delaware.

**IN WITNESS WHEREOF**, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of the         day of                    2023.

ASSERTIO THERAPEUTICS, INC.,
a Delaware corporation

By: _____

Name: Daniel A. Peisert
Title:   President and Chief Executive Officer